     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 1994

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                FERRELLGAS, L.P.
                            FERRELLGAS FINANCE CORP.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

        DELAWARE                      5984                TO BE APPLIED FOR
        DELAWARE                      6799                TO BE APPLIED FOR

     (STATE OR OTHER    (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
     JURISDICTION OF     CLASSIFICATION CODE NUMBER)     IDENTIFICATION NO.)
    INCORPORATION OR
      ORGANIZATION)

                               ----------------

                              ONE LIBERTY PLAZA
                           LIBERTY, MISSOURI 64068
                                (816) 792-1600

   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                              DANLEY K. SHELDON
                              ONE LIBERTY PLAZA
                           LIBERTY, MISSOURI 64068
                                (816) 792-1600

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                                   COPIES TO:

  SMITH, GILL, FISHER & BUTTS, P.C.                      LATHAM & WATKINS
       1200 MAIN STREET                                  885 THIRD AVENUE
   KANSAS CITY, MISSOURI 64105                      NEW YORK, NEW YORK 10022
       (816) 474-7400                                     (212) 906-1200
  ATTENTION: KENDRICK T.  WALLACE                 ATTENTION: PHILIP E. COVIELLO

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                               ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                       PROPOSED
                                         PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF     AMOUNT       MAXIMUM      AGGREGATE    AMOUNT OF
    SECURITIES TO BE        TO BE     OFFERING PRICE   OFFERING   REGISTRATION
       REGISTERED         REGISTERED     PER UNIT     PRICE(1)       FEE
- ------------------------------------------------------------------------------
  % Senior Notes due
 2001................... $250,000,000      100%      $250,000,000   $86,207

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                FERRELLGAS, L.P.

                             CROSS-REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

         FORM S-1 ITEM NUMBER AND HEADING              LOCATION IN PROSPECTUS
         --------------------------------              ----------------------
  1. Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus....   Outside Front Cover Page
  2. Inside Front and Outside Back Cover Pages     Inside Front and Outside Back
      of Prospectus.............................    Cover Pages
  3. Summary Information, Risk Factors and Ratio
      of Earnings to Fixed Charges..............   Prospectus Summary; Risk
                                                    Factors; Selected Historical
                                                    and Pro Forma Consolidated
                                                    Financial and Operating Data
  4. Use of Proceeds............................   Prospectus Summary; Use of
                                                    Proceeds
  5. Determination of Offering Price............   Underwriting
  6. Dilution...................................   *
  7. Selling Security Holders...................   *
  8. Plan of Distribution.......................   Outside Front Cover Page;
                                                    Underwriting
  9. Description of Securities to be Registered.   Prospectus Summary;
                                                    Description of Senior Notes;
                                                    Certain Federal Income Tax
                                                    Consequences
 10. Interests of Named Experts and Counsel.....   *
 11. Information with Respect to the Registrant.   Outside Front Cover Page;
                                                    Prospectus Summary; Risk
                                                    Factors; The Transactions;
                                                    Capitalization; Selected
                                                    Historical and Pro Forma
                                                    Consolidated Financial and
                                                    Operating Data; Management's
                                                    Discussion and Analysis of
                                                    Financial Condition and
                                                    Results of Operations;
                                                    Business; Management; Cash
                                                    Distributions to Partners;
                                                    The Partnership; Financial
                                                    Statements
 12. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities...............................   *

- --------
* Not Applicable

                  SUBJECT TO COMPLETION, DATED APRIL 29, 1994

PROSPECTUS
           , 1994
                                  $250,000,000
[LOGO OF                         FERRELLGAS, L.P.
FERRELLGAS]                  FERRELLGAS FINANCE CORP.
                             % SENIOR NOTES DUE 2001

  The    % Senior Notes due 2001 (the "Senior Notes") offered hereby (the
"Offering") are being issued, jointly and severally, by Ferrellgas, L.P. (the "Partnership") and Ferrellgas Finance Corp., a wholly owned subsidiary of the Partnership ("Finance Corp." and, together with the Partnership, the "Issuers").

  The Senior Notes will bear interest from the date of issuance at the rate of
   % per annum, payable semi-annually in arrears on            and
of each year, commencing           , 1994. The Issuers will not be required to
make any mandatory redemption or sinking fund payment with respect to the Senior Notes prior to maturity. The Senior Notes are redeemable at the option
of the Issuers, in whole or in part, at any time on or after           , 1998
at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In the event of a Change of Control (as defined herein), holders of the Senior Notes will have the right to require the Issuers to purchase each such holder's Senior Notes, in whole or in part, at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

  The Senior Notes will be general unsecured obligations of the Issuers and will rank pari passu with all existing and future senior indebtedness of the Issuers and senior to all existing and future subordinated indebtedness of the Issuers. At January 31, 1994, on a pro forma basis after giving effect to the Offering and the other transactions described herein, the Partnership and its subsidiaries would have had outstanding approximately $300.6 million in aggregate principal amount of indebtedness on a consolidated basis (excluding trade payables and other accrued liabilities). See "The Transactions."

  The sale of the Senior Notes offered hereby is subject to, among other things, completion of a public offering of approximately 13,100,000 million Common Units by the sole limited partner of the Partnership, Ferrellgas Partners, L.P., a Delaware limited partnership (the "Master Partnership").

  SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SENIOR NOTES OFFERED HEREBY.

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

                                             PRICE      UNDERWRITING   PROCEEDS
                                             TO THE    DISCOUNTS AND    TO THE
                                           PUBLIC(1)   COMMISSIONS(2) ISSUERS(3)
- --------------------------------------------------------------------------------
Per Senior Note..........................        %             %            %
Total.................................... $                $            $

- --------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from the date of issuance.
(2) See "Underwriting" for indemnification arrangements with the Underwriters.
(3) Before deducting estimated expenses of $           payable by the Issuers.

  The Senior Notes are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to various prior conditions, including the right to reject any order in whole or in part. It is expected that delivery of the Senior Notes will be made in New
York, New York on or about           , 1994, against payment therefor.

DONALDSON, LUFKIN & JENRETTE                                GOLDMAN, SACHS & CO.
     SECURITIES CORPORATION
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE
SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF
ANY STATE.

                                  Map omitted

                             ADDITIONAL INFORMATION

  The Issuers have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall encompass all amendments, exhibits and schedules thereto) on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Senior Notes being offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by this reference.

  The Issuers will be subject to the informational requirements of the Securities Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will file reports and other information with the Commission. The Registration Statement and the exhibits and schedules thereto, as well as such reports and other information filed by the Issuers with the Commission, can be inspected and copies at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the following regional offices of the Commission, 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such information can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

  The Issuers intend to furnish to the holders of the Senior Notes (the "Holders") annual reports containing audited financial statements and an opinion thereon by its independent accountants and quarterly reports containing unaudited financial information on the first three quarters of each fiscal year. Notwithstanding the foregoing, to the extent permitted under the rules and regulations of the Commission, the Issuers may instead supply such information with respect to the Master Partnership.


  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SENIOR NOTES OFFERED HEREBY AT LEVELS ABOVE THOSE THAT MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and historical and pro forma financial statements appearing elsewhere in this Prospectus and should be read only in conjunction with the entire Prospectus.

                                FERRELLGAS, L.P.

  Ferrellgas, L.P. (the "Partnership") is a Delaware limited partnership recently formed to acquire and operate the propane business and assets of Ferrellgas, Inc. (the "Company" or "Ferrellgas"). Ferrellgas is the general partner (the "General Partner") of the Partnership and a wholly owned subsidiary of Ferrell Companies, Inc. ("Ferrell"). Ferrell was founded in 1939 as a single retail propane outlet in Atchison, Kansas, and has grown principally through the acquisition of retail propane operations throughout the United States. The Company believes that it is the third largest retail marketer of propane in the United States, based on gallons sold, serving more than 600,000 residential, industrial/commercial and agricultural customers in 44 states and the District of Columbia through approximately 415 retail outlets and 229 satellite locations in 36 states (some outlets serve an interstate market). The Company's largest market concentrations are in the Midwest, Great Lakes and Southeast regions of the United States. The Company operates in areas of strong retail market competition, which has required it to develop and implement strict capital expenditure and operating standards in its existing and acquired retail propane operations in order to control operating costs. This effort has resulted in upgrades in the quality of its field managers, the application of strong return on asset benchmarks and improved productivity methodologies.

  The Company's retail propane sales volumes were approximately 553 million, 496 million and 482 million gallons during the fiscal years ended July 31, 1993, 1992 and 1991, respectively. Earnings before depreciation, amortization, interest and taxes ("EBITDA") were $89.4 million, $87.6 million and $99.2 million for the fiscal years ended July 31, 1993, 1992 and 1991, respectively. EBITDA for the twelve months ended January 31, 1994 was $98.4 million.

BUSINESS STRATEGY

  Except for a few large competitors, the propane industry is highly fragmented and principally composed of over 3,000 local and regional companies. Historically, the Company has been successful in acquiring independent propane retailers and integrating them into the Company's operations at what it believes to be attractive returns. Two major acquisitions and many other smaller acquisitions have significantly expanded and diversified the Company's geographic presence and resulted in greater operating efficiencies and increased profitability. The Partnership plans to continue to expand its business principally through acquisitions in areas in close proximity to the Company's existing operations so that such newly acquired operations can be efficiently combined with existing operations and savings can be achieved through the elimination of certain overlapping functions. An additional goal of these acquisitions will be to improve the operations and profitability of the businesses the Partnership acquires by integrating them into its established propane supply network and by improving customer service. The Partnership also plans to pursue acquisitions which broaden its geographic coverage. The Company has historically increased its existing customer base and retained the customers of acquired operations through marketing efforts that focus on providing quality service to customers. The General Partner believes that there are numerous local retail propane distribution companies that are possible candidates for acquisition by the Partnership and that the Partnership's geographic diversity of operations helps to create many attractive acquisition opportunities for the Partnership.

  In addition to growth through acquisitions, the General Partner believes that the Partnership may also achieve growth within its existing propane operations. Historically, the Company has experienced modest internal growth in its customer base. As a result of its experience in responding to competition and in implementing more efficient operating standards, the General Partner believes that it has positioned the Partnership to be more successful in direct competition for customers. The Company currently has marketing programs underway which focus specific resources toward this effort. See "Business-- Retail Operations--Business Strategy."

GENERAL

  Propane, a byproduct of natural gas processing and petroleum refining, is a clean-burning energy source recognized for its transportability and ease of use relative to alternative forms of stand alone energy sources. In the residential and commercial markets, propane is primarily used for space heating, water heating and cooking. In the agricultural market propane is primarily used for crop drying, space heating, irrigation and weed control. In addition, propane is used for certain industrial applications, including use as an engine fuel which is burned in internal combustion engines that power vehicles and forklifts and as a heating or energy source in manufacturing and drying processes. Consumption of propane as a heating fuel peaks sharply in winter months.

  The Company sells propane primarily to four specific markets: residential, industrial/commercial, agricultural and other (principally to other propane retailers and as an engine fuel). During the fiscal year ended July 31, 1993, sales to residential customers accounted for 61% of the Company's retail gross profits, sales to industrial/commercial customers accounted for 26% of the Company's retail gross profits, sales to agricultural customers accounted for 6% of the Company's retail gross profits and sales to other customers accounted for 7% of the Company's retail gross profits. Residential sales have a greater profit margin and a more stable customer base and tend to be less sensitive to price changes than the other markets served by the Company. While the propane distribution business is seasonal in nature and historically sensitive to variations in weather, management believes that the Company's geographical diversity of the Company's areas of operations helps to minimize the Company's exposure to regional weather or economic patterns. Furthermore, long-term historic weather data from the National Climatic Data Center indicate that average annual temperatures have remained relatively constant over the last 30 years, with fluctuations occurring on a year-to-year basis only.

  Profits in the retail propane are primarily based on the cents-per-gallon difference between the purchase price and the sales price of propane. The Company generally purchases propane on a short-term basis; therefore, its supply costs generally fluctuate with market price fluctuations. Should the wholesale cost of propane decline in the future, the Company believes that the Partnership's margins on its retail propane distribution business should increase in the short-term because retail prices tend to change less rapidly than wholesale prices. Should the wholesale cost of propane increase, for similar reasons retail margins and profitability would likely be reduced at least for the short-term until retail prices can be increased. Historically, the Company has been able to maintain margins on an annual basis following changes in the wholesale cost of propane. The Company's success in maintaining its margins is evidenced by the fact that since fiscal 1989 average annual retail gross margins, measured on a cents-per-gallon basis, have generally varied by a relatively low percentage. The General Partner is unable to predict, however, how and to what extent a substantial increase or decrease in the wholesale cost of propane would affect the Partnership's margins and profitability.

  Propane competes primarily with natural gas, electricity and fuel oil as an energy source, principally on the basis of price, availability and portability. Propane serves as an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Propane is generally more expensive than natural gas on an equivalent BTU basis in locations served by natural gas, although propane is sold in such areas as a standby fuel for use during peak demand periods and during interruption in natural gas service. Propane is generally less expensive to use than electricity for space heating, water heating and cooking. Although propane is similar to fuel oil in application, market demand and price, propane and fuel oil have generally developed their own distinct geographic markets, lessening competition between such fuels.

  The retail propane business of the Company consists principally of transporting propane to its retail distribution outlets and then to tanks located on its customers' premises. Propane supplies are purchased in the contract and spot markets, primarily from natural gas processing plants and major oil companies. In addition, retail propane customers typically lease their stationary storage tanks from their propane distributors. Approximately 70% of the Company's customers lease their tank from the Company. The lease terms and, in most states, certain fire safety regulations, restrict the refilling of a leased tank solely to the propane supplier that owns the tank. The cost and inconvenience of switching tanks minimizes a customer's tendency to switch among suppliers of propane on the basis of minor variations in price.

  The Company is also engaged in the trading of propane and other natural gas liquids, chemical feedstocks marketing and wholesale propane marketing. In fiscal year 1993, the Company's annual wholesale and trading sales volume was approximately 1.2 billion gallons of propane and other natural gas liquids, approximately 64% of which was propane. Because the Partnership will possess a large distribution system, underground storage capacity and the ability to buy large volumes of propane, the General Partner believes that the Partnership will be in a position to achieve product cost savings and avoid shortages during periods of tight supply to an extent not generally available to other retail propane distributors.

PARTNERSHIP STRUCTURE AND MANAGEMENT

  Concurrently herewith, the sole limited partner of the Partnership, Ferrellgas Partners, L.P., a Delaware limited partnership (the "Master Partnership"), will offer to the public 13,100,000 units representing limited partnership interests in the Master Partnership (the "MLP Offering"). See "The Transactions." The General Partner will serve as general partner of the Partnership and the Master Partnership. Following this Offering, the officers and employees of Ferrellgas who currently manage and operate the propane business and assets to be owned by the Partnership will continue to manage and operate the Partnership's business as officers and employees of the General Partner. See "Management." Unless the context otherwise requires, references herein to the Partnership include the Partnership and the Master Partnership.

  The General Partner will receive no management fee in connection with its management of the Partnership and will receive no remuneration for its services other than reimbursement for expenses incurred in connection with the Partnership's operations.

  The principal executive offices of the Partnership are located at One Liberty Plaza, Liberty, Missouri 64068, and its telephone number is (816) 792-1600.

  The following chart depicts the organization and ownership of the Partnership and the Master Partnership after giving effect to the MLP Offering and related transactions. The percentages reflected below represent the approximate ownership interest in each of the Partnership and the Master Partnership, individually. Except in the following chart, the ownership percentages referred to in this Prospectus reflect the approximate effective ownership interest of the holder in the Partnership and the Master Partnership on a combined basis.


                                    (CHART)

TRANSACTIONS AT CLOSING

  At the closing of this Offering, the Partnership will become the owner of the propane business and assets of Ferrellgas. In connection with the acquisition of such business and assets, the Partnership will assume substantially all of the liabilities, whether known or unknown, associated with such business and assets (other than income tax liabilities), and the Master Partnership will issue Common Units, Subordinated Units and Incentive Distribution Rights (each as defined in the glossary) to Ferrellgas. Ferrellgas will also receive the general partner interests in the Partnership and the Master Partnership. Ferrellgas will make a dividend of such Common Units, Subordinated Units and Incentive Distribution Rights to its parent, Ferrell. The Partnership has agreed with Ferrellgas to assume the payment obligations of Ferrellgas under its Series A and Series C Floating Rate Notes due 1996 (the "Existing Floating Rate Notes"), the Series B and Series D Fixed Rate Notes due 1996 (the "Existing Fixed Rate Notes" and, together with the Existing Floating Rate Notes, the "Existing Senior Notes") and its 11 5/8% Senior Subordinated Debentures (the "Existing Subordinated Debentures"). The Partnership's agreement to assume the payment obligations of the Company under the Existing Subordinated Debentures will be for the benefit of the Company and will be subordinate to any other current or future debt for borrowed money of the Partnership, including the Senior Notes. Substantially all of the Existing Senior Notes and Existing Subordinated Debentures will be retired with the net proceeds from the sale by the Master Partnership of the Common Units in the MLP Offering (estimated to be approximately $260.3 million at an assumed initial offering price of $21.375 per Common Unit) and the net proceeds from the issuance of $250 million in aggregate principal amount of Senior Notes offered hereby (estimated to be approximately $244.5 million).

  Concurrently with the closing of this Offering, the Company will consummate a tender offer and consent solicitation with respect to its Existing Subordinated Debentures. The consent solicitation is necessary to modify the indenture related to the Existing Subordinated Debentures in order to permit the Company to consummate the transactions contemplated by this Prospectus. All of the tendered Existing Subordinated Debentures will be retired by the Partnership, as described above. The Partnership will agree with Ferrellgas to be primarily responsible for the payment obligations of Ferrellgas with respect to any Existing Subordinated Debentures that are not tendered and anticipates that it will reduce the aggregate principal amount of the Senior Notes issued at the closing of this Offering by an amount approximately equal to the principal amount of the Existing Subordinated Debentures that are not tendered.

  Concurrently with the closing of this Offering, the Company will mail to the holders of the Existing Senior Notes a notice of redemption of all outstanding Existing Senior Notes, pursuant to the optional redemption provisions of the indenture governing the Existing Senior Notes (the "Existing Senior Notes Indenture"). The redemption date will be 30 days after the date of mailing of such notice. The Existing Senior Notes Indenture provides for a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the redemption date plus a premium which is based on certain yield information for U.S. Treasury securities as of three business days prior to the redemption date. The Partnership will deposit with the trustee on the date of closing of this Offering an amount expected to be more than sufficient to pay the redemption price. As a result of the transactions contemplated hereby, during the 30-day period prior to the redemption date, an event of default will exist under the Existing Senior Notes Indenture. The holders of at least 25% of the principal amount of Existing Senior Notes, therefore, will be entitled, by notice to the Company and the trustee, to declare the unpaid principal of, and accrued and unpaid interest and the applicable premium on, the Existing Senior Notes to be immediately due and payable. In the event of such a declaration, the amount already deposited by the Partnership in payment of the redemption price would be applied to pay the amount so declared immediately due and payable.

  At the closing of this Offering, it is anticipated that the Partnership will borrow approximately $20 million under a bank credit facility (the "Credit Facility") which will enable the Partnership to commence operations with an initial cash balance of at least $20 million. To the extent that the initial public offering price per Common Unit is less than $21.375, the Partnership may need to borrow additional funds under the Credit Facility in order to commence operations with an initial cash balance of at least $20 million.

  The foregoing description assumes that the Underwriters' overallotment option with respect to the MLP Offering is not exercised. If the Underwriters' overallotment option is exercised in full, the Partnership will issue 1,965,000 additional Common Units. The Partnership will use the net proceeds from any exercise of such Underwriters' overallotment option first to repay any amounts borrowed under the Credit Facility or, if no such borrowings have been made, to establish an initial cash balance of up to $20 million that will be used for general partnership purposes. Any remaining net proceeds from the exercise of such Underwriters' overallotment option will be used by the Partnership to repurchase up to 1,000,000 Common Units held by Ferrell at a price per Unit equal to the initial public offering price less the underwriting discount. Any net proceeds remaining after such repurchase will be retained by the Partnership for general partnership purposes.

  Immediately following this Offering, Ferrellgas will own an effective 2% general partner interest in the Master Partnership and the Partnership, on a combined basis, and Ferrell will own 1,000,000 Common Units (if the Underwriters' overallotment option with respect to the MLP Offering is exercised in full all of such Common Units will be repurchased by the Master Partnership) and 14,546,625 Subordinated Units representing an aggregate 53.2% limited partner interest in the Master Partnership (48.1% if such Underwriters' overallotment option is exercised in full) and the Incentive Distribution Rights. See "The Transactions."

                            FERRELLGAS FINANCE CORP.

  Ferrellgas Finance Corp., a Delaware corporation ("Finance Corp."), a wholly owned subsidiary of the Partnership which has nominal assets and will not conduct any operations, is acting as co-obligor for the Senior Notes. Certain institutional investors that might otherwise be limited in their ability to invest in securities issued by partnerships by reason of the legal investment laws of their states of organization or their charter documents, may be able to invest in the Senior Notes because Finance Corp. is a co-obligor.

                        SUMMARY HISTORICAL AND PRO FORMA
                   CONSOLIDATED FINANCIAL AND OPERATING DATA

  The following tables set forth for the periods and the dates indicated, summary historical financial and operating data for the Company and pro forma financial and operating data for the Partnership after giving effect to the transactions contemplated by this Prospectus. The summary historical financial data for the three years ended July 31, 1993 and the six-month periods ended January 31, 1993 and 1994, are derived from the audited and unaudited consolidated financial statements contained elsewhere in this Prospectus. The historical financial information for the interim periods ended January 31, 1993 and 1994 and the Partnership's summary pro forma financial data are unaudited. The Partnership's summary pro forma financial data should be read in conjunction with the financial statements and the pro forma consolidated financial statements and notes thereto included elsewhere in this Prospectus. In addition, the propane business is seasonal in nature with its peak activity during the winter months. Therefore, the results for the interim periods are not necessarily indicative of the results that can be expected for a full year. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                               PARTNERSHIP
                                           HISTORICAL                           PRO FORMA
                          --------------------------------------------------  --------------
                                      YEAR ENDED JULY 31,                     YEAR ENDED
                          --------------------------------------------------   JULY 31,
                            1989      1990      1991     1992         1993       1993
                                 (IN THOUSANDS, EXCEPT RATIOS)
INCOME STATEMENT DATA:
 Total revenues.........  $409,953  $467,641  $543,933 $501,129     $541,945   $541,945
 Depreciation and
  amortization..........    32,528    33,521    36,151   31,196       30,840     30,840
 Operating income.......    53,425    54,388    63,045   56,408       58,553     58,053
 Interest expense.......    54,572    55,095    60,507   61,219       60,071     28,897
 Earnings (loss) from
  continuing operations.    (1,506)     (347)    1,979   (1,700)(1)      109     28,808
 Ratio of earnings to
  fixed charges(2)......       --        --       1.1x      --          1.0x       1.9x
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Working capital........  $(39,708) $ 50,456  $ 53,403 $ 67,973     $ 74,408
 Total assets...........   487,631   554,580   580,260  598,613      573,376
 Payable to (receivable
  from) parent and
  affiliates............    13,109    10,743     3,763    2,236         (916)
 Long-term debt.........   354,626   465,644   466,585  501,614      489,589
 Stockholder's equity...     6,616    11,463    21,687    8,808       11,359
OPERATING DATA:
 Retail propane sales
  volumes (in gallons)..   498,395   499,042   482,211  495,707      555,413    553,413
 Capital
  expenditures(3):
 Maintenance............  $  7,271  $  5,428  $  7,958 $ 10,250     $ 10,527   $ 10,527
 Growth.................    10,062    10,447     2,478    3,342        2,851      2,851
 Acquisition............    14,668    18,005    25,305   10,112          897        897
                          --------  --------  -------- --------     --------   --------
  Total.................  $ 32,001  $ 33,880  $ 35,741 $ 23,704     $ 14,275   $ 14,275
                          ========  ========  ======== ========     ========   ========
SUPPLEMENTAL DATA:
 EBITDA(4)..............  $ 85,953  $ 87,909  $ 99,196 $ 87,604     $ 89,393   $ 88,893

                                                                  PARTNERSHIP
                                                HISTORICAL         PRO FORMA
                                             -----------------  ----------------
                                             SIX MONTHS ENDED
                                                JANUARY 31,     SIX MONTHS ENDED
                                             -----------------    JANUARY 31,
                                               1993     1994          1994
                                               (IN THOUSANDS, EXCEPT RATIOS)
INCOME STATEMENT DATA:
 Total revenues............................  $307,996 $304,136      $304,136
 Depreciation and amortization.............    15,637   14,778        14,778
 Operating income..........................    43,009   51,437        51,187
 Interest expense..........................    30,089   29,824        14,569
 Earnings from continuing operations.......     8,378   14,043        36,558
 Ratio of earnings to fixed charges(2).....      1.4x     1.7x          3.2x
BALANCE SHEET DATA (AT END OF PERIOD):
 Working capital...........................  $ 90,222 $103,018      $  9,100
 Total assets..............................   617,862  630,996       517,554
 Payable to (receivable from) parent and
  affiliates...............................     2,030   (3,033)          967
 Long-term debt............................   500,641  488,841       252,958
 Stockholder's equity......................    17,448   25,402
 Partners' capital:
 Limited Partner...........................                          116,916
 General partner...........................                            1,193
OPERATING DATA:
 Retail propane sales volume (in gallons)..   315,859  322,562       322,562
 Capital Expenditures(3)
 Maintenance...............................  $  6,355 $  2,203      $  2,203
 Growth....................................     1,515    1,256         1,256
 Acquisition...............................        16    1,484         1,484
                                             -------- --------      --------
  Total....................................  $  7,886 $  4,943      $  4,943
                                             ======== ========      ========
SUPPLEMENTAL DATA:
 EBITDA(4).................................  $ 58,646 $ 66,215      $ 65,965

- --------------------
(1) In August 1991, the Company revised the estimated useful lives of storage tanks from 20 to 30 years in order to more closely reflect the expected useful lives of these assets. The effect of the change in accounting estimates resulted in a favorable impact on net loss from continuing operations of approximately $3.7 million for the fiscal year ended July 31, 1992.
(2) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and the portion of operating lease rental expense that is representative of the interest factor. For the fiscal years ended July 31, 1989, 1990 and 1992, earnings were inadequate to cover fixed charges by $2.4 million, $0.1 million and $2.4 million, respectively. Earnings before fixed charges for the periods presented were reduced by certain non-cash expenses, consisting principally of depreciation and amortization. Such non-cash charges totaled $34.7 million, $35.8 million, $38.5 million, $33.5 million and $33.0 million for the fiscal years ended July 31, 1989, 1990, 1991, 1992 and 1993, respectively, and totaled $16.7 million and $16.1 million for the six months ended January 31, 1993 and 1994, respectively.
(3) The Company's capital expenditures fall generally into three categories:
    (i) maintenance capital expenditures, which include expenditures for repair and replacement of property, plant and equipment; (ii) growth capital expenditures, which include expenditures for purchases of new propane tanks and other equipment to facilitate expansion of the Company's retail customer base; and (iii) acquisition capital expenditures, which include expenditures related to the acquisition of retail propane operations. Acquisition capital expenditures include a portion of the purchase price allocated to intangibles associated with the acquired businesses.
(4) EBITDA is calculated as operating income plus depreciation and amortization. EBITDA is not intended to represent cash flow and does not represent the measure of cash available for distribution. In addition, EBITDA is not intended as an alternative to earnings from continuing operations or net income. EBITDA provides additional information for evaluating the Partnership's ability to make payments in respect of the Senior Notes.

                                  THE OFFERING

Securities Offered..........  $250 million aggregate principal amount of    %
                              Senior Notes due 2001 (the "Senior Notes").

Maturity Date...............          , 2001.

Interest Payment Dates......  The Senior Notes will bear interest at the rate
                              of    % per annum, payable semi-annually on
                                       and          of each year, commencing on
                                      , 1994.

Optional Redemption.........  The Senior Notes will be redeemable, in whole or in part, at the option of the Issuers, at any
                              time on or after         , 1998, at the
                              redemption prices set forth herein plus accrued and unpaid interest thereon to the redemption date.

Mandatory Redemption........  The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the Senior Notes.

Ranking.....................  The Senior Notes will be general unsecured joint and several obligations of the Issuers. The
                              Senior Notes will rank pari passu in right of payment to all existing and future senior indebtedness of the Issuers, including borrowings under the Credit Facility (as defined herein), and senior in right of payment to all existing and future subordinated indebtedness of the Issuers. At January 31, 1994, after giving effect to the Offering of the Senior Notes and the transactions described herein, see "The Transactions," the Partnership and its subsidiaries would have had outstanding approximately $300.6 million in aggregate principal amount of indebtedness on a consolidated basis (excluding trade payables and other accrued liabilities).

Change of Control...........  Upon a Change of Control (as defined herein), each Holder of Senior Notes shall have the right to require the Issuers to repurchase all or any part of such Holder's Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase.

Asset Sales.................  If the aggregate amount of Excess Proceeds (as defined herein) received by the Partnership or any of its Subsidiaries (as defined herein) from Asset Sales (as defined herein) exceeds $15 million, the Issuers shall make an offer to all Holders of Senior Notes to purchase the Senior Notes with such Excess Proceeds at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase.

Certain Covenants...........  The Indenture will contain covenants restricting or limiting the ability of the Partnership and its Subsidiaries to, among other things, (i) pay distributions or make other restricted payments,
                              (ii) incur additional indebtedness and issue preferred stock, (iii) enter into sale and leaseback transactions, (iv) create liens, (v) incur dividend and other payment restrictions affecting Subsidiaries, (vi) enter into mergers, consolidations or sales of all or substantially all assets, (vii) enter into transactions with affiliates or (viii) engage in other lines of business.

Use of Proceeds.............  The net proceeds from the Offering of the Senior
                              Notes (estimated to be approximately $244.5 million after deducting the underwriting discounts and commissions and the expenses of this Offering) will be used by the Partnership to repay certain outstanding indebtedness of the Company. See "Use of Proceeds."

                                  RISK FACTORS

  Prospective purchasers of the Senior Notes should consider carefully the information set forth in "Risk Factors" and elsewhere in this Prospectus in evaluating an investment in the Senior Notes.

                                  RISK FACTORS

  Prospective purchasers should carefully consider the following investment considerations and risks, as well as the other information set forth in this Prospectus, before making a decision to invest in the Senior Notes.

 Distributions of Available Cash

  Pursuant to its governing partnership agreement (the "Partnership Agreement"), the Partnership is required to distribute, on a quarterly basis, 100% of its Available Cash to the Master Partnership and the General Partner. "Available Cash" is generally all of the cash receipts of the Partnership, adjusted for cash disbursements and net changes in reserves. See "Glossary of Terms," attached hereto as Appendix A. The Master Partnership in turn will distribute 100% of its Available Cash to its partners. Distributions by the Partnership will be subject to the covenant in the Indenture limiting restricted payments. Such covenant provides that no such distributions may be made unless, among other things, no default or event of default shall exist and the specified pro forma coverage ratio shall be satisfied. See "Description of Senior Notes--Certain Covenants."

   The timing and amount of distributions by the Partnership could significantly reduce the cash available to the Partnership to meet its business needs and to pay principal, premium (if any) and interest on the Senior Notes. The General Partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to reserves of the Partnership for any proper purpose, including but not limited to reserves for the purpose of (i) complying with the terms of any agreement or obligation of the Partnership (including the establishment of reserves to fund the payment of interest and principal in the future), (ii) stabilizing distributions of cash, and (iii) providing for future capital expenditures and other payments deemed by the General Partner to be necessary or advisable.

 Leverage

  Upon the consummation of the transactions contemplated by this Prospectus, the Partnership will be significantly leveraged and will have indebtedness that is substantial in relation to its partners' equity. As of January 31, 1994, after giving pro forma effect to such Transactions, the Partnership would have had an aggregate of $253.0 million of long-term indebtedness (excluding current maturities) and $118.1 million in partners' equity, resulting in a debt to equity ratio of 2.1 to 1. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Partnership's leverage could have important consequences to investors in the Senior Notes. The Partnership's ability to make scheduled payments, to refinance its obligations with respect to its indebtedness or its ability to obtain additional financing in the future will depend on its financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control. The Partnership believes that it will have sufficient cash flow from operations and available borrowings under the Credit Facility to service its indebtedness, although the principal amount of the Senior Notes will likely need to be refinanced at maturity in whole or in part. However, a significant downturn in the propane industry or other development adversely affecting the Partnership's cash flow could materially impair the Partnership's ability to service its indebtedness. If the Partnership's cash flow and capital resources are insufficient to fund its debt service obligations, the Partnership may be forced to refinance all or a portion of its debt or sell assets. There can be no assurance that the Partnership would be able to refinance its existing indebtedness or sell assets on terms that are commercially reasonable.

 Limitations Imposed by Certain Indebtedness

  The credit agreement relating to the Credit Facility (the "Credit Agreement") and the Indenture are expected to contain a number of restrictive covenants limiting the Partnership from incurring other indebtedness, making certain restricted payments, entering into sale and leaseback transactions, incurring liens and engaging in transactions with affiliates. A failure by the Partnership to comply with the restrictions contained in the Credit Agreement, the Indenture or other agreements relating to the Partnership's indebtedness could result in a default thereunder, which in turn could cause such indebtedness (and, by reason of cross-default provisions, other indebtedness) to become immediately due and payable. There can be no assurance that such restrictions will not adversely affect the Partnership's ability to conduct its operations or finance its capital needs or impair the Partnership's ability to pursue attractive business and investment opportunities if such opportunities arise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Senior Notes."

 Fraudulent Conveyance Considerations

  The incurrence by the Issuers of indebtedness such as the Senior Notes for the purposes described herein may be subject to review under relevant federal and state fraudulent conveyance laws if a bankruptcy case or a lawsuit (including in circumstances where bankruptcy is not involved) is commenced by or on behalf of unpaid creditors of the Issuers. Under these laws, if a court were to find that, at the time the Senior Notes were issued, (a) the Issuers either incurred indebtedness represented by the Senior Notes with the intent of hindering, delaying or defrauding creditors or received less than reasonably equivalent value or fair consideration for incurring such indebtedness and (b) the Issuers (i) were insolvent or were rendered insolvent by reason of such transaction, (ii) were engaged in a business or transaction for which the assets remaining with them constituted unreasonably small capital or (iii) intended to incur, or believed that they would incur, debts beyond their ability to pay such debts as they matured, such court may subordinate the Senior Notes to presently existing and future indebtedness of such entities, void the issuance of the Senior Notes and direct the repayment of any amounts paid thereunder to the Issuers or to a fund for the benefit of the Issuers' creditors or take other action detrimental to the Holders of the Senior Notes.

  The measure of insolvency for purposes of the foregoing will vary depending upon the law of the relevant jurisdiction. Generally, however, an entity would be considered insolvent for purposes of the foregoing if the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets at a fair valuation, or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and matured.

  The Issuers believe they will receive equivalent value at the time the indebtedness represented by the Senior Notes is incurred. In addition, neither of the Issuers believes that it, as a result of the issuance of the Senior Notes, (i) will be insolvent or rendered insolvent under the foregoing standards, (ii) will be engaged in a business or transaction for which its remaining assets constitute unreasonably small capital or (iii) intends to incur or believes that it will incur, debts beyond its ability to pay such debts as they mature. These beliefs are based on the Company's operating history, the Issuers' net worth and management's analysis of internal cash flow projections and estimated values of assets and liabilities of the Issuers at the time of this Offering. There can be no assurance, however, that a court passing on these issues would make the same determination.

 Lack of Previous Public Market

  The Senior Notes will constitute a new issue of securities with no established trading market. The Issuers do not intend to list the Senior Notes on any national securities exchange or to seek the admission of the Senior Notes for quotation and trading in the Nasdaq National Market. The Underwriters have advised the Issuers that the Underwriters currently intend to make a market in the Senior Notes, but they are not obligated to do so and may discontinue any such market-making activities at any time without notice at their sole discretion. Accordingly, there can be no assurance that an active public market will develop or be sustained upon completion of the Offering or as to the liquidity of any such trading market. If such a market were to develop, the Senior Notes may trade at prices that are higher or lower than the initial offering price depending upon many factors, including, among others, prevailing interest rates, the Partnership's operating results, the market for similar securities and general economic and political conditions.

 Weather Conditions Affect the Demand For Propane

  National weather conditions can have a substantial impact on the demand for propane. In particular, the demand for propane by residential customers is affected by weather, with peak sales typically occurring during the winter months. Average winter temperatures as measured by degree days across the Company's operating areas in fiscal 1991, 1992 and 1993 were warmer than historical standards, thus lowering demand for propane. Average winter temperatures as measured by degree days across the Company's operating areas in fiscal 1994 to date have been slightly colder than historical averages. There can be no assurance that average temperatures in future years will be close to the historical average. Agricultural demand is also affected by weather. Wet weather during harvest season causes an increase in propane used for crop drying and dry weather during the growing season causes an increase in propane used for irrigation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 The Partnership Will Be Subject To Pricing and Inventory Risk

  An important element of the Company's high retention of retail customers has been its ability to deliver propane during periods of extreme demand. To help insure this capability, the Partnership intends to continue engaging in the brokerage and trading of propane and other natural gas liquids historically performed by the Company. If the Partnership sustains material losses from its trading activities, payments in respect of the Senior Notes and the other indebtedness of the Partnership could be jeopardized. The Company has sought to minimize its trading risks through the enforcement of trading policies, which include total inventory limits and loss limits. The Partnership intends to continue these policies. See "Business--Other Operations." In addition, depending on inventory and price outlooks, the Partnership may purchase and store propane or other natural gas liquids. This activity may subject the Partnership to losses if the prices of propane or such other natural gas liquids decline prior to their sale by the Partnership. The Partnership may be unable to pass rapid increases in the wholesale cost of propane on to its retail customers, reducing margins on retail sales. In the long term, however, margins generally have not been materially impacted by rapid increases in the wholesale cost of propane, as the Company has generally been able to eventually pass on increases to its retail customers. There can be no assurance as to whether the Partnership will be able to pass on such costs in the future.

 The Retail Propane Business Experiences Competition From Other Energy Sources and Within the Industry

  The Partnership will compete for customers against suppliers of natural gas, electricity and fuel oil. Because of the significant cost advantage of natural gas over propane, propane is generally not competitive with natural gas in those areas where natural gas is readily available. The expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in many areas that previously depended upon propane. Propane is generally less expensive to use than electricity for space heating, water heating and cooking and competes effectively with electricity in those parts of the country where propane is cheaper than electricity on an equivalent BTU basis. Although propane is similar to fuel oil in application, market demand and price, propane and fuel oil have generally developed their own distinct geographic markets. In addition, given the cost of conversion from fuel oil to propane, potential customers of propane generally will only switch from fuel oil if there is a significant price advantage with propane.

  Long-standing customer relationships are also typical to the retail propane industry. Retail propane customers generally lease their storage tanks from their suppliers. The lease terms and, in most states, certain fire safety regulations, restrict the refilling of a leased tank solely to the propane supplier that owns the tank. The cost and inconvenience of switching tanks minimizes a customers tendency to switch among suppliers of propane on the basis of minor variations in price. As a result, the Partnership may experience difficulty in acquiring new retail customers in areas where there are existing relationships between potential customers and other propane distributors.

 Partnership Operations are Subject to Operating Risks

  The Partnership's operations will be subject to all operating hazards and risks normally incidental to handling, storing, transporting and otherwise providing for use by consumers of combustible liquids such as propane. As a result, the Company is, and the Partnership will be, a defendant in various legal proceedings and litigation arising in the ordinary course of business. The Partnership will maintain insurance policies with insurers in such amounts and with such coverages and deductibles as the General Partner believes are reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect the Partnership from all material expenses related to potential future claims for personal and property damage or that such levels of insurance will be available in the future at economical prices. After taking into account the pending and threatened matters against the Company that will be assumed by the Partnership and the insurance coverage and reserves to be maintained by the Partnership, the General Partner is of the opinion that there are no known contingent claims or uninsured claims that are likely to have a material adverse effect on the results of operations or financial condition of the Partnership. See "Business--Litigation." The occurrence of an event not fully covered by insurance, or the occurrence of a large number of claims that are self-insured, may have a material adverse effect on the results of operations or financial position of the Partnership.

 The Partnership May Not Be Successful in Making Acquisitions

  The Company has historically expanded its business through acquisitions. The Partnership intends to consider and evaluate opportunities for growth through acquisitions in its industry, although it currently has no material acquisitions under consideration. There can be no assurance that the Partnership will find attractive acquisition candidates in the future, or that the Partnership will be able to acquire such candidates on economically acceptable terms.

 Energy Efficiency and Technology Trends May Affect Demand For Propane

  Retail customers primarily use propane as a heating fuel. Increased technological advances in energy efficiency, including the development of more efficient heating devices, has slowed the growth of demand for propane by retail gas customers. The Partnership is unable to predict the effect that any technological advances in energy efficiency, conservation, energy generation or other devices might have on the Partnership's operations.

 The Partnership Will Be Dependent Upon Key Personnel of the General Partner

  The Company believes its success has been, and the Partnership's success will be, dependent to a significant extent upon the efforts and abilities of its senior management team, in particular James E. Ferrell, President and Chairman of the Board of the Company. The failure of the General Partner to retain Mr. Ferrell and other executive officers could adversely affect the Partnership's operations. Mr. Ferrell, who has been associated with the Company for nearly 30 years and who will indirectly own approximately 55.2% of the Partnership, has indicated to the Company that he intends to continue as chief executive officer of the General Partner.

                                THE TRANSACTIONS

  At the closing of this Offering, the Partnership will become the owner of the propane business and assets of Ferrellgas. In connection with the acquisition of such business and assets, the Partnership will assume substantially all of the liabilities, whether known or unknown, associated with such business and assets (other than income tax liabilities) and will issue 1,000,000 Common Units, 14,546,625 Subordinated Units and the Incentive Distribution Rights to Ferrellgas. Ferrellgas will also receive the general partner interests in the Master Partnership and the Partnership. Ferrellgas will make a dividend of such Common Units, Subordinated Units and Incentive Distribution Rights to its parent, Ferrell. The Partnership has agreed with Ferrellgas to assume the payment obligations of Ferrellgas under its Existing Senior Notes and its Existing Subordinated Debentures. The Partnership's agreement to assume the payment obligation of the Company under the Existing Subordinated Debentures will be for the benefit of the Company and will be subordinate to any other current or future debt for borrowed money of the Partnership. Substantially all of the Existing Senior Notes and the Existing Subordinated Debentures will be retired with the net proceeds from the sale by the Master Partnership of the Common Units in the MLP Offering (estimated to be approximately $260.3 million at an assumed initial public offering price of $21.375 per Common Unit) and the net proceeds from the issuance of approximately $250 million in aggregate principal amount of the Senior Notes offered hereby (estimated to be approximately $244.5 million).

  Concurrently with the closing of this Offering, the Company will consummate a tender offer and consent solicitation with respect to its Existing Subordinated Debentures (the "Tender Offer"). The consent solicitation is necessary to modify the indenture related to the Existing Subordinated Debentures in order to permit the Company to consummate the transactions contemplated by this Prospectus. All of the tendered Existing Subordinated Debentures will be retired by the Partnership, as described above. The Partnership will agree with Ferrellgas to be primarily responsible for the payment obligations of Ferrellgas with respect to any Existing Subordinated Debentures that are not tendered and anticipates that it will reduce the aggregate principal amount of the Senior Notes issued at the closing of this Offering by an amount approximately equal to the principal amount of the Existing Subordinated Debentures that are not tendered.

  Concurrently with the closing of this Offering, the Company will mail to the holders of the Existing Senior Notes a notice of redemption of all outstanding Existing Senior Notes, pursuant to the optional redemption provisions of the Existing Senior Notes Indenture. The redemption date will be 30 days after the date of mailing of such notice. The Existing Senior Notes Indenture provides for a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the redemption date plus in the case of the Existing Fixed Rate Notes, a premium which is based on certain yield information for U.S. Treasury securities as of three business days prior to the redemption date. The Partnership will deposit with the trustee on the date of closing of this Offering an amount sufficient to pay the redemption price. As a result of the transactions contemplated hereby, during the 30-day period prior to the redemption date, an event of default will exist under the Existing Senior Notes Indenture. The holders of at least 25% of the principal amount of Existing Senior Notes, therefore, will be entitled, by notice to the Company and the trustee, to declare the unpaid principal of, and accrued and unpaid interest and the applicable premium on, the Existing Senior Notes to be immediately due and payable. In the event of such a declaration, the amount already deposited by the Partnership in payment of the redemption price would be applied to pay the amount so declared immediately due and payable.

  At the closing of this Offering, it is anticipated that the Partnership will borrow approximately $20 million under the Credit Facility which will enable the Partnership to commence operations with an initial cash balance of at least $20 million. To the extent that the initial public offering price per Common Unit is less than $21.375, the Partnership may need to borrow additional funds under the Credit Facility in order to commence operations with an initial cash balance of at least $20 million.

  The foregoing description assumes that the Underwriters' overallotment option with respect to the MLP Offering is not exercised. If the Underwriters' overallotment option is exercised in full, the Partnership will issue 1,965,000 additional Common Units. The Partnership will use the net proceeds from any exercise of such Underwriters' overallotment option first to repay any amounts borrowed under the Credit Facility or, if no such borrowings have been made, to establish an initial cash balance of up to $20 million. Any remaining net proceeds from the exercise of such Underwriters' overallotment option will be used by the Partnership to repurchase Common Units held by Ferrell. Any net proceeds remaining after such repurchase, will be retained by the Partnership for general partnership purposes.

  Immediately following this Offering, Ferrellgas will own an effective 2% general partner interest in the Master Partnership and the Partnership, on a combined basis, and Ferrell will own 1,000,000 Common Units (if the Underwriters' overallotment option with respect to the MLP Offering is exercised in full all of such Common Units will be repurchased by the Master Partnership) and 14,546,625 Subordinated Units representing an aggregate 53.2% limited partner interest in the Master Partnership (48.1% if the Underwriters' overallotment option is exercised in full) and the Incentive Distribution Rights.


                                USE OF PROCEEDS

  The net proceeds to the Partnership from the sale of the Senior Notes offered hereby are estimated to be approximately $244.5 million after deducting the underwriting discount and the expenses of this Offering. The net proceeds of this Offering, together with the net proceeds from the issuance of the Common Units in the MLP Offering (estimated to generate net proceeds of approximately $260.3 million), will be used by the Partnership to repay indebtedness of Ferrellgas.

  The indebtedness to be repaid consists of $50 million of Existing Floating Rate Notes, which have a floating rate of interest (5.6875% per annum at January 31, 1994) and mature in August 1996, $177.5 million of Existing Fixed Rate Notes, which have an interest rate of 12% per annum and mature in August 1996, and up to $246.4 million of Existing Subordinated Debentures, which have an interest rate of 11 5/8% and mature in December 2003. See "Capitalization." If the Underwriters' overallotment option with respect to the MLP Offering is exercised in full, the estimated additional net proceeds to the Partnership will be approximately $39.3 million. The Partnership will use the net proceeds from any exercise of such Underwriters' option first to repay any amounts borrowed under the Credit Facility or, if no such borrowings have been made, to establish an initial cash balance of up to $20 million that will be used for general partnership purposes. See "The Transactions." Any remaining net proceeds from the exercise of such Underwriters' overallotment option will be used by the Partnership to repurchase up to 1,000,000 Common Units held by Ferrell. Any net proceeds remaining after such repurchase will be retained by the Partnership for general partnership purposes.

                                 CAPITALIZATION

  The following table sets forth: (i) the consolidated capitalization of Ferrellgas at January 31, 1994, (ii) the pro forma adjustments required to reflect the transactions to be consummated at the closing of this offering, including the issuance of Common Units pursuant to the MLP Offering at an assumed offering price of $21.375 per Common Unit and (iii) the pro forma capitalization of the Partnership at such date after giving effect thereto. The table should be read in conjunction with the historical and pro forma consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                   JANUARY 31, 1994
                                         ---------------------------------------
                                         FERRELLGAS   PRO FORMA      PARTNERSHIP
                                         HISTORICAL ADJUSTMENTS(1)    PRO FORMA
                                                    (IN THOUSANDS)
Short-term debt, including current
 portion of long-term debt..............  $  1,604    $  46,045       $ 47,649
                                          ========    =========       ========
Long-term debt:
  Senior notes, interest at    %, due in
   2001.................................                250,000        250,000
  Existing Floating Rate Notes, interest
   at applicable LIBOR rate plus 2.25%
   (5.6875% at January 31,1994), due in
   August 1996..........................    50,000      (50,000)
  Existing Fixed Rate Notes, interest at
   12%, due in August 1996..............   189,500     (189,500)
  Existing Subordinated Debentures,
   interest at 11 5/8%, due in December
   2003.................................   246,383     (246,383)(2)
  Other long-term debt..................     2,958          --           2,958
                                          --------    ---------       --------
    Total long-term debt................   488,841     (235,883)       252,958
Stockholder's equity....................    25,402      (25,402)
Partners' capital:
  Limited partner.......................                116,916        116,916
  General Partner.......................                  1,193          1,193
                                          --------    ---------       --------
    Total stockholder's equity/partners'
     capital............................    25,402       92,707        118,109
                                          --------    ---------       --------
    Total capitalization................  $514,243    $(143,176)      $371,067
                                          ========    =========       ========

- ---------------------
(1) Reflects the conveyance of the assets of Ferrellgas to the Partnership in return for the assumption of liabilities and the issuance of a 1.0101% general partner interest. In addition, the Partnership will issue a 98.9899% limited partner interest to the Master Partnership in return for the net proceeds of the MLP Offering estimated to be $260.3 million.
(2) Assumes that 100% of the Existing Subordinated Debentures are tendered to Ferrellgas. To the extent holders of such debentures do not tender them to Ferrellgas, it is anticipated that the amount of Senior Notes issued will be reduced by an amount equal to the amount of Existing Subordinated Debentures not tendered. The Partnership will agree with Ferrellgas to be primarily responsible for the payment obligations of Ferrellgas related to the Existing Subordinated Debentures.

  Concurrent with the consummation of the transactions contemplated hereby, the Master Partnership will issue 13,100,000 Common Units for aggregate net proceeds of $260.3 million in the MLP Offering. It is anticipated that the Partnership will also enter into the Credit Facility in the amount of $170 million. For a discussion of the Credit Facility and other capital resources and liquidity of the Partnership, see "Managements Discussion and Analysis of Financial Condition and Results of Operations--Pro Forma Financial Condition."

                       SELECTED HISTORICAL AND PRO FORMA
                   CONSOLIDATED FINANCIAL AND OPERATING DATA

  The following tables set forth for the periods and the dates indicated, selected historical financial and operating data for the Company and selected pro forma financial and operating data for the Partnership after giving effect to the transactions contemplated by this Prospectus. The selected historical income statement and balance sheet data of the Company for the five years ended July 31, 1993, is derived from financial statements which have been audited by Deloitte & Touche, independent auditors, certain of which appear elsewhere in this Prospectus. The data for the six month periods ended January 31, 1994 and 1993, have been derived from the unaudited financial statements appearing herein, and, in the opinion of management of the Company, contain all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the Company's results of operation and financial condition. The Partnership's selected pro forma financial data should be read in conjunction with such consolidated financial statements and the pro forma financial statements and notes thereto included elsewhere in this Prospectus. The propane industry is seasonal in nature with its peak activity during the winter months. Therefore, the results for the interim period are not necessarily indicative of the results that can be expected for a full fiscal year. The following should be read in conjunction with the Financial Statements and Notes to Financial Statements contained elsewhere in this Prospectus.

                                                                                       PARTNERSHIP
                                             HISTORICAL                                 PRO FORMA
                            --------------------------------------------------  --------------------------
                                        YEAR ENDED JULY 31,                     YEAR ENDED
                            --------------------------------------------------   JULY 31,
                              1989      1990      1991     1992         1993       1993
                                   (IN THOUSANDS, EXCEPT RATIOS)
INCOME STATEMENT DATA:
 Total revenues...........  $409,953  $467,641  $543,933 $501,129     $541,945   $541,945
 Depreciation and
  amortization............    32,528    33,521    36,151   31,196       30,840     30,840
 Operating income.........    53,425    54,388    63,045   56,408       58,553     58,053
 Interest expense.........    54,572    55,095    60,507   61,219       60,071     28,897
 Earnings (loss) from
  continuing operations...    (1,506)     (347)    1,979   (1,700)(1)      109     28,808
 Ratio of earnings to
  fixed charges(2)........       --        --       1.1x      --          1.0x       1.9x
BALANCE SHEET DATA (AT END
 OF PERIOD):
 Working capital..........  $(39,708) $ 50,456  $ 53,403 $ 67,973     $ 74,408
 Total assets.............   487,631   554,580   580,260  598,613      573,376
 Payable to (receivable
  from) parent and
  affiliates..............    13,109    10,743     3,763    2,236         (916)
 Long-term debt...........   354,626   465,644   466,585  501,614      489,589
 Stockholder's equity.....     6,616    11,463    21,687    8,808       11,359
OPERATING DATA:
 Retail propane sales
  volume (in gallons).....   498,395   499,042   482,211  495,707      555,413    555,413
 Capital expenditures(3):
 Maintenance..............  $  7,271  $  5,428  $  7,958 $ 10,250     $ 10,527   $ 10,527
 Growth...................    10,062    10,447     2,478    3,342        2,851      2,851
 Acquisition..............    14,668    18,005    25,305   10,112          897        897
                            --------  --------  -------- --------     --------   --------
  Total...................  $ 32,001  $ 33,880  $ 35,741 $ 23,704     $ 14,275   $ 14,275
                            ========  ========  ======== ========     ========   ========
SUPPLEMENTAL DATA:
 EBITDA(4)................  $ 85,953  $ 87,909  $ 99,196 $ 87,604     $ 89,393   $ 88,893

                                                                  PARTNERSHIP
                                                HISTORICAL         PRO FORMA
                                             -----------------  ----------------
                                             SIX MONTHS ENDED   SIX MONTHS ENDED
                                                JANUARY 31,       JANUARY 31,
                                             -----------------
                                               1993     1994          1994
                                               (IN THOUSANDS, EXCEPT RATIOS)
INCOME STATEMENT DATA:
 Total revenues............................  $307,996 $304,136      $304,136
 Depreciation and amortization.............    15,637   14,778        14,778
 Operating income..........................    43,009   51,437        51,187
 Interest expense..........................    30,089   29,824        14,569
 Earnings from continuing operations.......     8,378   14,043        36,558
 Ratio of earnings to fixed charges(2).....      1.4x     1.7x          3.2x
BALANCE SHEET DATA (AT END OF PERIOD):
 Working capital...........................  $ 90,222 $103,018      $  9,100
 Total assets..............................   617,862  630,996       517,554
 Payable to (receivable from) parent and
  affiliates...............................     2,030   (3,033)          967
 Long-term debt............................   500,641  488,841       252,958
 Stockholder's equity......................    17,448   25,402
 Partners' capital:
 Limited Partner...........................                          116,916
 General partner...........................                            1,193
OPERATING DATA:
 Retail Propane sales volumes (in gallons).   315,859  322,562       322,562
 Capital expenditures(3)
 Maintenance...............................  $  6,355 $  2,203      $  2,203
 Growth....................................     1,515    1,256         1,256
 Acquisition...............................        16    1,484         1,484
                                             -------- --------      --------
  Total....................................  $  7,886 $  4,943      $  4,943
                                             ======== ========      ========
SUPPLEMENTAL DATA:
 EBITDA(4).................................  $ 58,646 $ 66,215      $ 65,965

- ---------------------
(1) In August 1991, the Company revised the estimated useful lives of storage tanks from 20 to 30 years in order to more closely reflect expected useful lives of the assets. The effect of the change in accounting estimates resulted in a favorable impact on net loss from continuing operations of approximately $3.7 million for the fiscal year ended July 31, 1992.
(2) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and the portion of operating lease rental expense that is representative of the interest factor. For the fiscal years ended July 31, 1989, 1990 and 1992, earnings were inadequate to cover fixed charges by $2.4 million, $0.1 million and $2.4 million, respectively. Earnings before fixed charges for the periods presented were reduced by certain non-cash expenses, consisting principally of depreciation and amortization. Such non-cash charges totaled $34.7 million, $35.8 million, $38.5 million, $33.5 million and $33.0 million for the fiscal years ended July 31, 1989, 1990, 1991, 1992 and 1993, respectively, and totaled $16.7 million and $16.1 million for the six months ended January 31, 1993 and 1994, respectively.
(3) The Company's capital expenditures fall generally into three categories:
    (1) maintenance capital expenditures, which include expenditures for major repair and replacement of property, plant and equipment; (ii) growth capital expenditures, which include expenditures for purchases of new propane tanks and other equipment to facilitate expansion of the Company's retail customer base; and (iii) acquisition capital expenditures, which include expenditures related to the acquisition of retail propane operations. Acquisition capital expenditures include a portion of the purchase price allocated to intangibles associated with the acquired businesses.
(4) EBITDA is calculated as operating income plus depreciation and amortization. EBITDA is not intended to represent cash flow and does not represent the measure of cash available for distribution. In addition, EBITDA is not intended as an alternative to earnings from continuing operations and net income. EBITDA provides additional information for evaluating the Partnership's ability to make the payments in respect of the Senior Notes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following is a discussion of the historical and pro forma financial condition and results of operations of the Company and the Partnership. The discussion should be read in conjunction with the historical and pro forma consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

GENERAL

  The Partnership was recently formed to acquire and operate the business and assets of the Company. The Company is engaged in the sale, distribution, marketing and trading of propane and other natural gas liquids. The Company's revenue is derived primarily from the retail propane marketing business. The Company believes it is the third largest retail marketer of propane in the United States, based on gallons sold, serving more than 600,000 residential, industrial/commercial and agricultural customers in 44 states and the District of Columbia through approximately 415 retail outlets and 229 satellite locations. The Company's annual retail propane sales volume was approximately 553 million, 496 million and 482 million gallons during the fiscal years ended July 31, 1993, 1992 and 1991, respectively.

  The retail propane business of the Company consists principally of transporting propane purchased in the contract and spot markets, primarily from major oil companies, to its retail distribution outlets and then to tanks located on the customers' premises as well as to portable propane cylinders. In the residential and commercial markets, propane is primarily used for space heating, water heating and cooking. In the agricultural market propane is primarily used for crop drying, space heating, irrigation and weed control. In addition, propane is used for certain industrial applications, including use as an engine fuel which is burned in internal combustion engines that power vehicles and forklifts and as a heating or energy source in manufacturing and drying processes.

  The retail market for propane is seasonal because of its primary use for heating in residential and commercial buildings. In addition, sales volumes have traditionally been affected by various factors, including competitive conditions, demand for product, variations in weather and fluctuations in propane prices. The Company's results for its first fiscal quarter (August, September and October) and fourth fiscal quarter (May, June and July) are typically lower than other quarters, primarily as a result of warmer weather in its first and fourth fiscal quarters.

  The Company is also engaged in the trading of propane and other natural gas liquids, chemical feedstocks marketing and wholesale propane marketing. Through its natural gas liquids trading operations and wholesale marketing, the Company has become one of the largest independent traders of propane and natural gas liquids in the United States. In fiscal year 1993, the Company's annual wholesale and trading sales volume was approximately 1.2 billion gallons of propane and other natural gas liquids, approximately 64% of which was propane. This volume, when combined with the Company's retail volume, makes the Company one of the largest purchasers of propane, which the General Partner believes will help assure the Partnership favorable prices and supply of propane during times of increased demand. For the fiscal years ended July 31, 1993, 1992 and 1991, the Company had net revenues of $6.7 million, $4.9 million and $9.9 million, respectively, from its trading activities.

RESULTS OF OPERATIONS

 SIX MONTHS ENDED JANUARY 31, 1994 VERSUS JANUARY 31, 1993

  Total Revenues. Total revenues decreased 1.3% to $304,136,000 as compared with $307,996,000 for the prior year period. The overall decrease was attributable to a decrease in revenues from other operations (net trading operations, wholesale propane marketing and chemical feedstocks marketing) of 22.6% to $38,612,000, partially offset by an increase in revenues from retail operations of 2.9% to $265,524,000.

  The decrease in revenues from other operations is primarily due to higher sales of chemical feedstocks in the prior period resulting from sales of chemical feedstocks that were designated for storage but were sold due to storage limitations. Additional decreases are the result of lower product costs for chemical feedstocks and wholesale propane marketing and decreased net trading results due to reduced market volatility relative to the prior period.

  The increase in revenues from retail operations was primarily due to an increase in sales volume due to cooler temperatures in the primary heating months than that which existed in the prior period. The volume of gallons sold, excluding acquisitions, increased revenues by $5,995,000. Fiscal year 1994 and 1993 acquisitions increased revenues in the six months ended January 31, 1994 by $1,153,000. These increases were offset by a $241,000 decrease in selling prices due to lower product costs.

  Gross Profit. Gross profit increased 7.1% to $148,157,000 as compared with $138,310,000 for the prior period, primarily due to an increase in retail operations. Retail operations results improved due to increased sales volume as discussed previously and to margin increases as a result of favorable changes in the competitive pressures of the industry and to normal fluctuations in the Company's product mix. These increases were offset by a decrease in net trading results due to reduced market volatility relative to the prior period.

  Operating Expenses. Operating expenses increased 2.3% to $73,926,000 as compared with $72,296,000, for the prior period, primarily due to (i) an increase in incentive compensation expense, (ii) an increase in vehicle expenses due to increased sales volume and (iii) general increases in the cost of doing business. These increases were partially offset by a decrease in general liability expense and a decrease in bad debt expense due to improved claims administration and credit administration, respectively.

  General and Administrative Expenses. General and administrative expenses increased 18.5% to $5,872,000 as compared with $4,957,000 for the prior period due to increased incentive compensation expense. This increase was partially offset by a reduction in facilities rent expense in the second and third quarters of fiscal year 1993 due to the purchase of the Liberty, Missouri, corporate offices.

  Depreciation and Amortization. Depreciation expense decreased 5.5% to $14,778,000 as compared with $15,637,000 for the prior period due primarily to extending the use of the Company's vehicles beyond the depreciable life and to the reduction in the number of Company owned vehicles.

  Net Interest Expense. Net interest expense decreased 1.9% to $28,131,000 as compared with $28,681,000 for the prior period due to the repurchase of $10,500,000 of senior notes in the fourth quarter of fiscal year 1993 offset by increased non-cash amortization of financing costs.

  Net Earnings. Net earnings increased 67.6% to $14,043,000 as compared with $8,378,000 for the prior period primarily due to the increase in retail operations sales volume and margins offset by increased operating and general and administrative expenses.

 FISCAL YEAR ENDED JULY 31, 1993 VERSUS JULY 31, 1992

  Total Revenues. Total revenues increased 8.1% to $541,945,000 as compared with $501,129,000 for the prior year. This increase was attributable to an increase in revenues from retail operations of 10.6% to $451,966,000 partially offset by a decrease in revenues from other operations (net trading operations, chemical feedstocks marketing and wholesale propane marketing) of 2.6% to $89,979,000.

  The increase in revenues attributable to retail operations resulted from increased sales volume. The sales volume increase was mainly due to a surge in agricultural business from crop drying in farm belt states and cooler temperatures than those which existed in the prior year. The volume of gallons sold, excluding the effects of acquisitions, increased revenues by $42,648,000. This increase was offset by a decrease in selling prices which reduced revenues by $3,326,000. Acquisitions completed in fiscal 1993 and 1992 increased revenues by $3,172,000.

  Total revenues attributable to other operations decreased as compared with the prior year. Wholesale propane marketing revenues decreased as a result of a change in focus and marketing strategy. This decrease was offset by an increase in net trading operations as a result of increased market volatility relative to the prior year.

  Gross Profit. Gross profit increased 4.3% to $243,912,000 as compared with $233,850,000 for the prior year. The increase was primarily due to an increase in retail operations' sales volume and an increase in net trading and wholesale marketing operating results. These increases were offset by a decrease in retail operations' margins due to competitive pricing pressures in the industry.

  Operating Expenses. Operating expenses increased 4.1% to $139,617,000 as compared with $134,165,000 for the prior year, due to (i) an increase in personnel costs from increased sales volume and accrued incentive compensation expense, (ii) an increase in vehicle expenses from increased sales volume,
(iii) an increase in other expenses from sales and use tax assessments on prior year purchases and leases, and (iv) general increases in the cost of doing business. These increases were partially offset by a decrease in general liability expense due to improved claims administration and to a decrease in bad debt expense due to improved credit and collections administration.

  Depreciation and Amortization. Depreciation and amortization expense decreased 1.1% to $30,840,000 as compared with $31,196,000 for the prior year due to retirements and fully depreciated assets.

  General and Administrative Expenses. General and administrative expenses increased 33.3% to $10,079,000 as compared with $7,561,000 for the prior year period due to an increase in compensation expense related to the long-term incentive plan and an increase in non-capitalized software maintenance costs.

  Net Interest Expense. Net interest expense of $56,805,000 remained essentially unchanged as compared with $56,818,000 for the prior year. Decreases in interest expense due to lower effective interest rates were offset by a decrease in interest income as a result of lower interest rates on short-term investments.

  Extraordinary Loss. The extraordinary loss of $886,000, net of $543,000 income tax benefit, was due to the early extinguishment of $10,500,000 of the senior notes as discussed in the notes to the consolidated financial statements.

  Net Loss. Net loss decreased to $777,000 as compared with a loss of $11,679,000 for the prior year due to a $9,093,000 decrease in the extraordinary loss from the early extinguishment of debt and to an increase in net operating results.

 FISCAL YEAR ENDED JULY 31, 1992 VERSUS JULY 31, 1991

  Total Revenues. Total revenues decreased 7.9% to $501,129,000 as compared with $543,933,000 for the prior year. This decrease was attributable to a decrease in revenues from retail operations of 8.1% to $408,781,000 and a decrease in revenues from other operations (net trading operations, chemical feedstocks marketing and wholesale propane marketing) of 6.8% to $92,348,000.

  The decrease in revenues attributable to retail operations resulted mainly from a decrease in selling prices related to the end of the Persian Gulf crisis and to competitive pressures within the industry. In fiscal 1991, selling prices were increased in response to product cost increases brought about by the Persian Gulf crisis. The volume of gallons sold, excluding the effects of acquisitions, decreased due to temperatures being warmer than normal and warmer than the prior year in the primary heating months, along with competitive pressures within the industry. The decrease in selling prices and volumes reduced total revenues by $45,080,000 and $1,727,000, respectively. Acquisitions in fiscal 1991 and 1992 increased fiscal 1992 revenues by $10,120,000.

  The decrease in revenues attributable to other operations resulted from declines in net trading operations and wholesale propane marketing revenues offset by an increase in revenues from chemical feedstocks marketing. Net trading operations decreased due to a less volatile market than that which existed in fiscal 1991 during the Persian Gulf crisis. Wholesale propane marketing revenues decreased as a result of changes in marketing strategy and focus of the business and a decrease in selling price and volumes for the reasons noted above for retail operations. Chemical feedstocks marketing revenues increased due to additional emphasis on butane sales.

  Gross Profit. Gross profit decreased 4.9% to $233,850,000 as compared with $245,965,000 for the prior year. Approximately half of the decrease was attributable to retail operations as a result of competitive pressures in the industry and warmer than normal and warmer than prior year temperatures in the primary heating months. The remaining decrease was attributable to net trading operations and wholesale propane marketing.

  Operating Expenses. Operating expenses increased 3.5% to $134,165,000 as compared with $129,684,000 for the prior year. This increase was primarily due to an increase in payroll expenses, general liability and workers' compensation insurance and an increase in expenses due to acquisitions in fiscal 1992 and 1991. These increases were partially offset by a reduction in incentive compensation expense.

  Depreciation and Amortization. Depreciation and amortization expense decreased 13.7% to $31,196,000 as compared with $36,151,000 for the prior year due primarily to a change in the useful lives of certain assets as discussed in the notes to the consolidated financial statements. The change was based on the expected useful lives of the assets and industry practice.

  General and Administrative Expenses. General and administrative expenses decreased 41.6% to $7,561,000 as compared with $12,953,000 for the prior year due primarily to a reversal of expense previously provided related to the long-term incentive plan and the elimination of certain management positions.

  Net Interest Expense. Net interest expense increased 0.3% to $56,818,000 as compared with $56,666,000 for the prior year. In connection with the refinancing of the subordinated debt (as discussed in Note F to the notes to the consolidated financial statements) the Company borrowed an additional $40,000,000. The impact of this additional borrowing on interest expense was offset by a lower effective interest rate on the new subordinated debt and the investment of the excess cash proceeds from the refinancing.

  Extraordinary Loss. The extraordinary loss of $9,979,000, net of income tax benefit, was due to the refinancing of the subordinated debt as discussed in the notes to the consolidated financial statements.

  Net Earnings (Loss). Net earnings decreased to a net loss of $11,679,000 as compared with net earnings of $1,979,000 for the prior year due primarily to the decrease in gross profit and the extraordinary loss on the refinancing of subordinated debt.

 FISCAL YEAR ENDED JULY 31, 1991 VERSUS JULY 31, 1990

  Total Revenues. Total revenues increased 16.3% to $543,933,000 as compared with $467,641,000 for the prior year. This increase was attributable to (i) an increase in revenues from retail operations of 12.6% to $444,886,000 and (ii) an increase in revenues from other operations (wholesale propane marketing, chemical feedstocks marketing and net trading operations) of 36.3% to $99,047,000.

  The increase in revenues from retail operations resulted primarily from an increase in selling prices in response to an increase in product costs brought about by the Persian Gulf crisis. Selling prices were increased in order to maintain normal operating margins. Increased retail selling prices resulted in a $62,505,000 revenue variance. The acquisitions of retail propane businesses increased revenues by approximately $18,484,000. A reduction in residential, motor fuel applications and reseller sales volumes decreased revenues approximately $30,236,000. Retail operations volumes decreased 3.4% compared to the prior year due to temperatures being warmer than the prior year and warmer than normal in addition to customers requesting smaller volume deliveries while propane selling prices remained high.

  The increase in revenues from other operations resulted from increases in all areas of other operations. Wholesale propane and chemical feedstocks marketing revenues increased due primarily to an increase in selling prices in response to increased product costs as noted above. Net trading operations revenues increased due to increased volatility in the market generating a larger volume of trades. Other operations volumes increased 35.2% compared to the prior year.

  Gross Profit. Gross profit increased 10.4% to $245,965,000 as compared with $222,834,000 for the prior year. This increase was attributed to the acquisitions of retail propane businesses in fiscal year 1991 and 1990 and an increase in retail operations margins. Retail margins from existing business increased to cover the increased costs of product delivery resulting from smaller volume deliveries and increased carrying costs involved with higher inventory and receivables balance. Also, gross profit for fiscal year 1990 was adversely impacted by high product costs from inventory purchased in January 1990. Gross profit from other operations also increased primarily due to increased wholesale propane marketing margins resulting from focusing marketing efforts on higher margin sales and increased net trading operations volume and margins resulting from the volatile propane market.

  Operating Expenses. Operating expenses increased 13.1% to $129,684,000 as compared with $114,639,000 for the prior period primarily due to (i) an increase in full time payroll, incentive compensation expense and the related payroll taxes as a result of increased retail operations margins and other operations, (ii) an increase in vehicle expenses and in plant and office expenses primarily from increases in vehicle fuel costs and customers requesting more frequent, smaller volume deliveries and (iii) acquisitions of retail propane businesses during fiscal year 1991 and 1990.

  General and Administrative Expenses. General and administrative expenses decreased 19.6% to $12,953,000 as compared with $16,113,000 for the prior period. A cost reduction program which was implemented March 1990 included reductions of staff in non-critical areas and cuts in non-essential projects. The results of this program and a reversal of expense previously provided related to the long-term incentive plan contributed to the general and administrative expense decrease.

  Net Interest Expense. Net interest expense increased 6.0% to $56,666,000 as compared with $53,463,000 due to the issuance of senior notes in July of 1990. The excess cash proceeds from the issuance of the senior notes were invested to offset interest expense incurred.

  Net Earnings (Loss). Net earnings increased to $1,979,000 as compared with a net loss of $3,814,000 for the prior period due to the increase in gross profit which was offset partially by an increase in operating expenses and net interest expense. Also in 1990, earnings were unfavorably impacted by an extraordinary loss from refinancing of debt.

LIQUIDITY AND CAPITAL RESOURCES

  For the six months ended January 31, 1994 and the twelve months ended July 31, 1993, the Company's operating cash flow provided from operations (as measured by operating income before depreciation and amortization, interest and taxes) was sufficient to (i) make interest payments and required reductions to existing debt and (ii) make purchases of property, plant and equipment.

  Cash Flows from Operating Activities. Cash provided by (used in) operating activities increased to $9,172,000 for the six months ended January 31, 1994, as compared with ($1,792,000) for the prior period. This increase was primarily attributable to an increase in net earnings and accounts payable, which were offset by increases in inventory and accounts and notes receivable. Cash provided by operating activities increased to $36,961,000 for the twelve months ended July 31, 1993, as compared with $22,965,000 for the prior period. This increase was primarily attributable to an increase in earnings and a decrease in inventory purchases in anticipation of future propane requirements, offset by a decrease in accounts payable.

  Cash Flows From Investing Activities. During the six months ended January 31, 1994, the Company made aggregate expenditures for intangible assets and property, plant and equipment of $4,943,000. During the twelve months ended July 31, 1993, the Company made aggregate expenditures for intangible assets and property, plant and equipment of $14,275,000. Total capital expenditures are essentially governed by the cash interest coverage ratio covenants contained in the various debt agreements. These covenants limited capital expenditures depending upon the amount of cash flow and cash interest expense of the Company.

  The Company maintains its vehicle and transportation equipment fleet by leasing light and medium duty trucks and tractors. The Company believes vehicle leasing is a cost effective method for financing transportation equipment. Capital requirements for repair and maintenance of property, plant and equipment are relatively low since technological change is limited and the useful lives of propane tanks and cylinders, the Company's principal physical assets, are generally long.

  The Company invested in U.S. Treasury Bills and corporate commercial paper with remaining maturities, as of January 31, 1994, ranging from one to nine months. These investments are presented as short-term investments in the Company's consolidated financial statements.

  Cash Flows From Financing Activities. The Company currently has a $50 million bank credit facility which terminates July 31, 1995. The facility provides for a working capital facility and a letter of credit facility. At January 31, 1994, there were no borrowings outstanding under the working capital facility and letters of credit outstanding under the letter of credit facility, which are used primarily to secure obligations under certain insurance and leasing arrangements, totaled $44,009,000, resulting in an available bank credit facility of $5,991,000. The Company does not have any significant commitments for fixed asset acquisitions, unusual working capital commitments or contingent liabilities which might materially affect short-term liquidity.

  Effects of Inflation. In the past the Company has been able to adjust its sales price of product in response to market demand, cost of product, competitive factors and other industry trends. Consequently, changing prices as a result of inflationary pressures have not had a material adverse effect on profitability although revenues may be affected. Inflation has not materially impacted the results of operations and the Company does not believe normal inflationary pressures will have a material adverse effect on the profitability of the Partnership in the future.

  Adoption of New Accounting Standards. The Company provides certain medical benefits to a closed group of retired employees. Effective August 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106--Employers' Accounting for Postretirement Benefits Other Than Pensions. The Company elected to amortize the accumulated obligation for postretirement benefits over a period not to exceed the remaining life expectancy of the plan participants (since all of the plan participants are retired). Since the Company has elected to amortize the accumulated obligation, there is no difference in the amount currently charged to expense based on benefits paid to reflect the cost of providing postretirement benefits to this group of plan participants.

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 112--Employers' Accounting For Postemployment Benefits which is effective for fiscal years beginning after December 15, 1993. This statement requires that employers recognize over the service lives of employees the costs of postemployment benefits if certain conditions are met. The General Partner does not believe that adoption of the statement will have a material impact on earnings or cash flow of the Partnership.

PRO FORMA FINANCIAL CONDITION

  The ability of the Partnership to satisfy its obligations will be dependent upon future performance, which will be subject to prevailing economic conditions and to financial, business and weather conditions and other factors, many of which are beyond its control. For the fiscal year ending July 31, 1995, the General Partner believes that the Partnership will generate sufficient income to make all required payments in respect of the Senior Notes. Future capital needs of the Partnership are expected to be provided by future operations, existing cash balances and the working capital facility. The Partnership may incur additional indebtedness in order to fund possible future acquisitions.

  Concurrent with the closing of the sale of the Senior Notes offered hereby, the Master Partnership will sell in a registered public offering 13,100,000 Common Units for aggregate net proceeds of approximately $260.3 million, which proceeds, along with the estimated $244.5 million net proceeds of the offering of Senior Notes, will be used to retire substantially all of the approximately $476.6 million of indebtedness of the Company to be assumed by the Partnership. The sale of the Senior Notes offered hereby is subject to, among other things, the sale of the Common Units. Upon the consummation of the transactions contemplated by this Prospectus, the Partnership will have total indebtedness of approximately $272.7 million. See "The Transactions."

  Credit Facility. The Partnership expects to enter into the Credit Facility with one or more commercial banks, which facility is expected to permit borrowings of up to $150 million on a revolving line of credit basis and $20 million on a term basis. Under certain circumstances new borrowings may not be available under the Credit Facility. The General Partner expects that the facility will also include covenants and restrictions relating to the activities of the Partnership which are customary for similar credit facilities and are not expected to affect materially and adversely the conduct of the Partnership's business.

  It is anticipated that the Credit Facility will be committed for up to a three-year period, and revolving amounts drawn under the Credit Facility may be converted to up to three-year term borrowings at the option of the borrower up to a maximum amount of $50 million. It is anticipated that up to $100 million in borrowings under the Credit Facility will be available to fund working capital requirements (of which $50 million will be available to issue letters of credit primarily to secure insurance obligations) and up to $50 million will be available for possible future acquisitions and other expansive activities.

  In connection with the transactions to be consummated at the closing of the offering made hereby, the Partnership intends to borrow up to $20 million under the Credit Facility if the Underwriters' overallotment option with respect to the MLP Offering is not exercised. If such Underwriters' overallotment option is exercised, the Partnership will use the net proceeds therefrom first to repay any amounts borrowed under the Credit Facility.

  The loan agreement relating to the Credit Facility will contain restrictive covenants similar to those for the Senior Notes, but may also include additional covenants.

TAX AUDIT

  The IRS has examined Ferrell's consolidated income tax returns for the years ended July 31, 1987 and 1986, and has proposed to disallow $90 million of deductions for amortization of customer relationships taken or to be taken on Ferrell's consolidated income tax returns. On April 20, 1993, the United States Supreme Court held in Newark Morning Ledger v. United States that a taxpayer may amortize customer-based intangibles if that taxpayer can prove such intangibles are capable of being valued and the value diminishes over time. The Company contends it has met this burden of proof and feels this recent Supreme Court decision supports the positions taken during the Company's allocation of purchase price to customer relationships.

  The Company was originally made aware of the audit based on a letter received from the IRS dated April 24, 1989. The Company received a closing conference letter of the proposed adjustments on December 6, 1990, and finally, a 60-day letter to act dated August 5, 1991. The 60-day letter has been extended through December 31, 1994.

  The Company intends to vigorously defend against these proposed adjustments and is in the process of protesting these adjustments through the appeals process of the IRS. At this time, it is not possible to determine the ultimate resolution of this matter.

  In connection with the formation of the Partnership, the Company will contribute the customer relationships that are the subject of the IRS audit together with additional customer relationships to the Partnership. The General Partner intends to treat such customer relationships as amortizable assets of the Partnership for federal income tax purposes. It is possible that the IRS will challenge that treatment. If the IRS were to successfully challenge the amortization of customer relationships by the Partnership, the ability of the Partnership to make payments in respect of the Senior Notes and the other indebtedness of the Partnership could be adversely affected, although the Partnership does not believe the impact of such effect will be material.

                                    BUSINESS

GENERAL

  The Partnership will be engaged in the sale, distribution, marketing and trading of propane and other natural gas liquids. The discussion that follows focuses on the Company's retail operations and its other operations, which consist of propane and natural gas liquids trading operations, chemical feedstocks marketing and wholesale propane marketing, all of which will be conveyed to the Partnership. The Company believes it is the third largest retail marketer of propane in the United States (as measured by gallons sold), serving approximately 600,000 residential, commercial, agricultural and industrial customers in 44 states and the District of Columbia through approximately 415 retail outlets with 229 satellite locations in 36 states (some outlets serve interstate markets). For the fiscal years ended July 31, 1993, 1992 and 1991, the Company's annual retail propane sales volumes were approximately 553 million, 496 million and 482 million gallons, respectively. EBITDA was $89.4 million, $87.6 million and $99.2 million for the fiscal years ended July 31, 1993, 1992 and 1991, respectively. EBITDA for the twelve months ended January 31, 1994 was $98.4 million. The retail propane business of the Company consists principally of transporting propane purchased through various suppliers to its retail distribution outlets, then to tanks located on its customers' premises, as well as to portable propane cylinders. The Company also believes it is a leading natural gas liquids trading company. The Company's annual propane and natural gas liquids trading, chemical feedstocks and wholesale propane sales volumes were approximately 1.2 billion, 1.8 billion and
1.5 billion gallons during the fiscal years ended July 31, 1993, 1992 and 1991, respectively.

RETAIL OPERATIONS

 FORMATION

  Ferrell, the parent of the Company, was founded in 1939 as a single retail propane outlet in Atchison, Kansas and was incorporated in 1954. In 1984, a subsidiary was formed under the name Ferrellgas, Inc. to operate the retail propane business previously conducted by Ferrell. Ferrell is owned by James E. Ferrell and his family. The Company's initial growth was largely the result of small acquisitions in the rural areas of eastern Kansas, northern and central Missouri, Iowa, Western Illinois, Southern Minnesota, South Dakota and Texas. In July 1984, the Company acquired propane operations with annual retail sales volumes of approximately 33 million gallons and in December 1986, the Company acquired propane operations with annual retail sales volumes of approximately 395 million gallons. These major acquisitions and many other smaller acquisitions have significantly expanded and diversified the Company's geographic coverage and resulted in greater operating efficiencies and increased profitability.

 BUSINESS STRATEGY

  The Partnership's business strategy will be to continue the Company's historical focus on residential and commercial retail propane operations and to expand its operations through strategic acquisitions of smaller retail propane operations located throughout the United States and through increased competitiveness and efforts to acquire new customers. The propane industry is relatively fragmented, with the ten largest retail distributors possessing less than 35% of the total retail propane market and much of the industry consisting of over 3,000 local or regional companies. The Company's retail operations account for approximately 6% of the retail propane purchased in the United States, as measured by gallons sold. Since 1986, and as of January 31, 1994, the Company has acquired 67 smaller independent propane retailers which the Company believes were not individually material. For the fiscal years ended July 31, 1989 to 1993 the Company spent approximately $14.7 million, $18.0 million, $25.3 million, $10.1 million and $0.9 million, respectively, for acquisitions of operations with annual retail sales of approximately 7.3 million, 11.3 million, 18.0 million, 8.6 million and 0.7 million gallons of propane, respectively. The General Partner believes that approximately $7.5 million of capital expenditures will be required on an annual basis to maintain the current business to be acquired by the Partnership and that approximately $2.5 million in additional capital expenditures will be required on an annual basis to sustain the modest level of growth historically experienced generated by the business to be acquired.

  The Partnership intends to initially concentrate its acquisition activities in geographical areas in close proximity to the Company's existing operations to acquire propane retailers that can be efficiently combined with such operations to provide an attractive return on the Partnerships investment after taking into account the efficiencies which may result from such combination. The Partnership will, however, also pursue acquisitions which broaden its geographic coverage. The Partnership's goal in any acquisition will be to improve the operations and profitability of these smaller companies by integrating them into the Partnership's established supply network and by improving customer service. The Company has achieved significant administrative and operating efficiencies and enhanced profitability in connection with its substantial acquisitions in July 1984 and December 1986, as well as its recent acquisitions of smaller retail propane distribution companies. The Company regularly evaluates a number of propane distribution companies which may be candidates for acquisition. The General Partner believes that there are numerous local retail propane distribution companies that are possible candidates for acquisition by the Partnership and that the Partnership's geographic diversity of operations helps to create many attractive acquisition opportunities for the Partnership. The Partnership intends to fund acquisitions through internal cash flow, external borrowings or the issuance of additional Partnership interests. The Partnership's ability to accomplish these goals will be subject to the continued availability of acquisition candidates at prices attractive to the Partnership. There is no assurance the Partnership will be successful in increasing the level of acquisitions or that any acquisitions that are made will prove beneficial to the Partnership.

  In addition to growth through acquisitions, the Company believes that it can be successful in competing for new customers. Since 1989, the Company has experienced modest internal growth in its customer base. During that same period of time the quality of field management has been improved and improvements in operating efficiencies have been implemented. The residential and commercial retail propane distribution business has been characterized by a relatively stable customer base, primarily due to the expense of switching to alternative fuels, as well as the quality of service and personal relations. In addition, since safety regulations adopted in most states in which the Company operates prohibit propane retailers from filling tanks owned by other retailers, customers that lease tanks generally develop long-term relationships with their suppliers. The cost and inconvenience of switching tanks minimizes a customer's tendency to switch among suppliers of propane and among alternative fuels on the basis of minor variations in price. Based on its market surveys, the Company believes that within the retail propane industry, approximately 12% of all residential propane users switch suppliers annually. The Partnership's aim will be to minimize losses of existing customers while attracting as many new customers as possible. To achieve this objective extensive market research was conducted by the Company to determine the critical factors that cause customers to value their propane supplier. Based upon the results of such surveys, the Company has designed and implemented a monthly process of assessing customer satisfaction in each of its local retail markets. The Company believes that these surveys give it an advantage over its competitors, none of whom it is believed conduct comparable surveys. By highlighting specific areas of customer satisfaction, the Company believes that it can move quickly to both retain existing customers who are at risk, and gain new customers. Specific measures have been and are continuing to be designed to take advantage of the information gained regarding customer satisfaction. The Company has also begun the process of upgrading computer equipment and software in order to improve customer service and achieve efficiencies that enable local market personnel to direct more efforts towards sales activities.

  Approximately 70% of the Company's customers lease their tanks from the Company, as compared to approximately 60% of all propane customers nationwide. The Company believes there is a significant growth opportunity in marketing to the 40% of propane users that own their own tank. As a result, the Company has directly sought to identify locations where it can achieve rapid growth by marketing more effectively to these potential customers. The Company believes that since the commencement of this effort in August 1992, it has added thousands of new customers that own their own tank. For both customers who lease their tank, and customers that own their tank, the Partnerships continued ability to deliver propane to customers when needed and during periods of extreme demand, especially in remote areas and during inclement weather, will be critical to maintaining margins, maintaining the loyalty of its retail customers and expanding its customer base.

 MARKETING

  Natural gas liquids are derived from petroleum products and sold in compressed or liquefied form. Propane, the predominant type of natural gas liquid, is typically extracted from natural gas or separated during crude oil refining. Although propane is gaseous at normal pressures, it is compressed into liquid form at relatively low pressures for storage and transportation. Propane is a clean-burning energy source, recognized for its transportability and ease of use relative to alternative forms of stand alone energy sources.

  The retail propane marketing business generally involves large numbers of small volume deliveries averaging approximately 200 gallons each. The market areas are generally rural but also include suburban areas where natural gas service is not available. In the residential and commercial markets, propane is primarily used for space heating, water heating and cooking. In the agricultural market propane is primarily used for crop drying, space heating, irrigation and weed control. In addition, propane is used for certain industrial applications, including use as engine fuel, which is burned in internal combustion engines that power vehicles and forklifts and as a heating or energy source in manufacturing and drying processes.

  Profits in the retail propane business are primarily based on the cents-per-gallon difference between the purchase price and the sales price of propane. The Company generally purchases propane on a short-term basis; therefore, its supply costs fluctuate with market price fluctuations. Should wholesale propane prices decline in the future, the Company believes that the Partnership's margins on its retail propane distribution business should increase in the short-term because retail prices tend to change less rapidly than wholesale prices. Should the wholesale cost of propane increase, for similar reasons retail margins and profitability would likely be reduced at least for the short-term until retail prices can be increased. The Company historically has been able to maintain margins on an annual basis despite propane supply cost changes. The General Partner is unable to predict, however, how and to what extent a substantial increase or decrease in the wholesale cost of propane would affect the Partnership's margins and profitability.

  The Company has a network of approximately 415 retail outlets and 229 satellite locations marketing propane under the "Ferrellgas" trade name to approximately 600,000 customers located in 44 states and the District of Columbia. The Company's largest market concentrations are in the Midwest, Great Lakes and Southeast regions of the United States. The Company operates in areas of strong retail market competition, which has required it to develop and implement strict capital expenditure and operating standards in its existing and acquired retail propane operations in order to control operating costs.

  The Company utilizes marketing programs targeting both new and existing customers. The Company emphasizes its superior ability to deliver propane to customers as well as its training and safety programs. During the fiscal year ended July 31, 1993, sales to residential customers accounted for 44% of the Company's retail propane sales volume, sales to industrial and other commercial customers accounted for 33% of the Company's retail propane sales volume, sales to agricultural customers accounted for 13% of the Company's retail propane sales volume and sales to other customers accounted for 10% of the Company's retail propane sales volume. Residential sales have a greater profit margin, more stable customer base and tend to be less sensitive to price changes than the other markets served by the Company. No single customer of Ferrellgas accounts for 10% or more of the Company's consolidated revenues.

  The retail market for propane is seasonal because it is used primarily for heating in residential and commercial buildings. Consequently, sales and operating profits are concentrated in the second and third fiscal quarters (November through April). Cash inflows from these quarters will be realized in the third and fourth quarters. In addition, sales volume traditionally fluctuates from year to year in response to variations in weather, prices and other factors, although the Company believes that the broad geographic distribution of the Company's operations helps to minimize the Company's exposure to regional weather or economic patterns. Long-term, historic weather data from the National Climatic Data Center indicate that the average annual temperatures have remained relatively constant over the last 30 years with fluctuations occurring on a year-to-year basis only. During times of colder-than-normal winter weather, such as the conditions experienced by certain regions served by the Company in the second and third quarters of fiscal year 1994, the Company has been able to take advantage of its larger and more efficient distribution network to help avoid supply disruptions such as those experienced by some of its competitors, thereby broadening its long-term customer base.

  The following chart illustrates the impact of annual variations in weather on the Company's sales volumes. Set forth are (i) the average national degree days (population weighted) (a measure of the relative warmth of a particular year in which a larger number indicates a colder year), (ii) degree days as a percentage of the average normal degree days as of 1993 (100.0% represents a normal year with larger percentages representing colder-than-normal years and smaller percentages representing warmer-than-normal years), (iii) the annual retail propane sales volumes of the Company, and (iv) a retail gross margin index for the Company (demonstrating changes in retail gross margins from a base year of 100.0% in 1989) for the five fiscal years ended July 31, 1989 to 1993 and the six months ended January 31, 1993 and 1994. The average degree days in regions served by the Company have historically varied on an annual basis by a greater amount than the average national degree days.

                                                                  SIX MONTHS
                                                                     ENDED
                                FISCAL YEAR ENDED JULY 31,        JANUARY 31,
                               ---------------------------------  ------------
                               1989   1990   1991   1992   1993   1993   1994
National Degree Days.......... 4,673  4,549  4,211  4,303  4,663  2,538  2,706
Degree Days as % of 1993 Nor-
 mal
 Degree Days(1)...............  99.7%  97.0%  89.8%  91.8%  99.4%  97.2% 103.6%
Sales Volumes (in millions of
 gallons)(2)..................   498    499    482    496    553    316    323
Retail gross margin index(3).. 100.0%  98.4% 114.5% 109.7% 101.1%  97.4% 103.2%

- ---------------------
(1) The normal average national degree days as of the fiscal year ended July 31, 1993 were 4,689 and the normal average national degree days as of the six months ended January 31, 1994 were 2,612.
(2) From 1989 through 1993, 51 acquisitions were completed at a total cost of approximately $69.0 million. The aggregate annual sales volumes attributable to these acquisitions (measured with respect to each acquisition on the date of the acquisition) were estimated to be 7.3 million gallons, 11.3 million gallons, 18.0 million gallons, 8.6 million gallons and 0.7 million gallons for the fiscal years ended July 31, 1989 through 1993, respectively.
(3) The Company's average retail gross margins, on a cents per gallon basis, are measured as a percentage of fiscal 1989 retail gross margins. Average retail gross margins in fiscal 1991 were affected by the Persian Gulf crisis.

 SUPPLY AND DISTRIBUTION

  The Company purchases propane primarily from major domestic oil companies. Supplies of propane from these sources have traditionally been readily available, although no assurance can be given that supplies of propane will be readily available in the future. As a result of (i) the Company's ability to buy large volumes of propane and (ii) the Company's large distribution system and underground storage capacity, the Company believes that it is in a position to achieve product cost savings and avoid shortages during periods of tight supply to an extent not generally available to other retail propane distributors. The Company is not dependent upon any single supplier or group of suppliers, the loss of which would have a material adverse effect on the Company. For the year ended July 31, 1993, no supplier at any single delivery point provided more than

10% of the Company's total domestic propane supply. A portion of the Company's propane inventory is purchased under supply contracts which typically have a one year term and a fluctuating price relating to spot market prices. Certain of the Company's contracts specify certain minimum and maximum amounts of propane to be purchased thereunder. The Company may purchase and store inventories of propane in order to help insure uninterrupted deliverability during periods of extreme demand. The Company owns three underground storage facilities with an aggregate capacity of approximately 168 million gallons. Currently, approximately 118 million gallons of this capacity is leased to third parties, and approximately 6 million gallons of capacity is exchanged with another company for approximately 6 million gallons of storage capacity at Bumstead, Arizona. The remaining space is available for the Company's own use.

  Propane is generally transported from natural gas processing plants and refineries, pipeline terminals and storage facilities to retail distribution outlets and wholesale customers by railroad tank cars leased by the Company and highway transport trucks owned or leased by the Company. The Company operates a fleet of 61 transport trucks to transport propane from refineries, natural gas processing plants or pipeline terminals to the Company's retail distribution outlets. Common carrier transport trucks may be used during the peak delivery season in the winter months or to provide service in areas where economic considerations favor common carrier use. Propane is then transported from the Company's retail distribution outlets to customers by the Company's fleet of 1,058 bulk delivery trucks, which are fitted generally with 2,000 to 3,000 gallon propane tanks. Propane storage tanks located on the customers' premises are then filled from the delivery truck. Propane is also delivered to customers in portable cylinders.

INDUSTRY AND COMPETITION

 INDUSTRY

  Based upon information contained in the Energy Information Administrations Annual Energy Review 1993 magazine, propane accounts for approximately 3.0% of household energy consumption in the United States, an average level which has remained relatively constant for the past 10 years. It competes primarily with natural gas, electricity and fuel oil as an energy source principally on the basis of price, availability and portability. Propane serves as an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Propane is generally more expensive than natural gas on an equivalent BTU basis in locations served by natural gas, although propane is often sold in such areas as a standby fuel for use during peak demands and during interruption in natural gas service. The expansion of natural gas into traditional propane markets has historically been inhibited by the capital costs required to expand distribution and pipeline systems. Although the extension of natural gas pipelines tends to displace propane distribution in the neighborhoods affected, the Company believes that new opportunities for propane sales arise as more geographically remote neighborhoods are developed. Propane is generally less expensive to use than electricity for space heating, water heating and cooking and competes effectively with electricity in those parts of the country where propane is cheaper than electricity on an equivalent BTU basis. Although propane is similar to fuel oil in application, market demand and price, propane and fuel oil have generally developed their own distinct geographic markets. Because residential furnaces and appliances that burn propane will not operate on fuel oil, a conversion from one fuel to the other requires the installation of new equipment. The Partnership's residential retail propane customers, therefore, will have an incentive to switch to fuel oil only if fuel oil becomes significantly less expensive than propane. Likewise, the Partnership may be unable to expand its customer base in areas where fuel oil is widely used, particularly the Northeast, unless propane becomes significantly less expensive than fuel oil. Alternatively, many industrial customers who use propane as a heating fuel have the capacity to switch to other fuels, such as fuel oil, on the basis of availability or minor variations in price. Propane generally is becoming increasingly favored over fuel oil and other alternative sources of fuel as an environmentally preferred energy source.

 COMPETITION

  In addition to competing with marketers of other fuels, the Company competes with other companies engaged in the retail propane distribution business. Competition within the propane distribution industry stems from two types of participants: the larger multi-state marketers, and the smaller, local independent marketers. Based upon information contained in the National Propane Gas Association's LP-Gas Market Facts and the June 1993 issue of LP Gas magazine, the Company believes that the ten largest multi-state retail marketers of propane, including the Company, account for less than 35% of the total retail sales of propane in the United States. Based upon information contained in industry publications, the Company also believes no single marketer has a greater than 10% share of the total market in the United States and that the Company is the third largest retail marketer of propane in the United States, with a market share of approximately 6.0% as measured by volume of national retail propane sales.

  Most of the Company's retail distribution outlets compete with three or more marketers or distributors. The principal factors influencing competition among propane marketers are price and service. The Company competes with other retail marketers primarily on the basis of reliability of service and responsiveness to customer needs, safety and price. Each retail distribution outlet operates in its own competitive environment because retail marketers locate in close proximity to customers to lower the cost of providing service. The typical retail distribution outlet has an effective marketing radius of approximately 25 miles.

OTHER OPERATIONS

  The other operations of the Company consist of: (1) trading, (2) chemical feedstocks marketing, and (3) wholesale propane marketing. The Company, through its natural gas liquids trading operations and wholesale marketing, has become one of the largest independent traders of propane and natural gas liquids in the United States. The Company owns no properties that are material to these operations, but leases 361 railroad tank cars for use in its chemical feedstocks marketing operations.

 TRADING

  The Company's traders are engaged in trading propane and other natural gas liquids for the Company's account and for supplying the Company's retail and wholesale propane operations. The Company primarily trades products purchased from its over 200 suppliers, however, it also conducts transactions on the New York Mercantile Exchange. Trading activity is conducted primarily to generate a profit independent of the retail and wholesale operations, but is also conducted to insure the availability of propane during periods of short supply. Propane represents over 65% of the Company's total trading volume, with the remainder consisting of various other natural gas liquids. The Company attempts to minimize trading risk through the enforcement of its trading policies, which include total inventory limits and loss limits, and attempts to minimize credit risk through credit checks and application of its credit policies. However, there can be no assurance that historical experience or the existence of such policies will prevent trading losses in the future. For the fiscal years ended July 31, 1993, 1992 and 1991, the Company had net revenues of $6.7 million, $4.9 million and $9.9 million, respectively, from its trading activities.

 CHEMICAL FEEDSTOCKS MARKETING

  The Company is also involved in the marketing of refinery and petrochemical feedstocks. Petroleum by-products are purchased from refineries and petrochemical plants and sold to end users of such by-products. The Company had net revenues of $54.0 million, $50.6 million and $31.8 million from such activities for the fiscal years ended July 31, 1993, 1992 and 1991, respectively.

 WHOLESALE MARKETING

  The Company engages in the wholesale distribution of propane to other retail propane distributors. During the fiscal years ended July 31, 1993, 1992 and 1991 the Company sold 129 million, 95 million and 73 million gallons, respectively, of propane to wholesale customers and had revenues attributable to such sales of $29.3 million, $37.7 million and $57.4 million, respectively.

EMPLOYEES

  At January 31, 1994, the Company had 2,339 full-time employees and 1,148 temporary and part-time employees. The number of temporary and part-time employees is generally higher by approximately 500 people during the winter heating season. At January 31, 1994, the Company's full-time employees were employed in the following areas:

      Retail Market Locations............................................. 1,977
      Transportation and Storage..........................................   116
      Field Services......................................................    56
      Corporate Offices (Liberty & Houston)...............................   190
                                                                           -----
        Total............................................................. 2,339
                                                                           =====

  Approximately two percent of the Company's employees are represented by nine local labor unions, which are all affiliated with the International Brotherhood of Teamsters. The Company has not experienced any significant work stoppages or other labor problems.

  The Company's supply, trading, chemical feedstocks marketing, distribution scheduling and product accounting functions are operated out of the Company's offices located in Houston, Texas, by a total full time corporate staff of 58 people (which includes four traders as well as necessary support staff).

GOVERNMENTAL REGULATION; ENVIRONMENTAL AND SAFETY MATTERS

  From August 1971 until January 1981, the United States Department of Energy regulated the price and allocation of propane. The Company is no longer subject to any similar regulation.

  Propane is not a hazardous substance within the meaning of federal and state environmental laws. In connection with all acquisitions of retail propane businesses that involve the purchase of real estate, the Company conducts a due diligence investigation to attempt to determine whether any substance other than propane has been sold from or stored on any such real estate prior to its purchase. Such due diligence includes questioning the sellers, obtaining representations and warranties concerning the sellers' compliance with environmental laws and visual inspections of the properties, whereby Company employees look for evidence of hazardous substances or the existence of underground storage tanks.

  With respect to the transportation of propane by truck, the Company is subject to regulations promulgated under the Federal Motor Carrier Safety Act. These regulations cover the transportation of hazardous materials and are administered by the United States Department of Transportation. National Fire Protection Association Pamphlet No.58, which establishes a set of rules and procedures governing the safe handling of propane, or comparable regulations, have been adopted as the industry standard in a majority of the states in which the Company operates. There are no material environmental claims pending and the Company complies in all material respects with all material governmental regulations and industry standards applicable to environmental and safety matters.

SERVICE MARKS AND TRADEMARKS

  The Company markets retail propane under the "Ferrellgas" tradename and uses the tradename "Ferrell North America" for its other operations. In addition, the Company has a trademark on the name "Ferrellmeter," its patented gas leak detection device. The Company will contribute such tradenames and trademark to the Partnership. The Company will have an option to purchase such tradenames and trademark from the Partnership for a nominal value if the Company is removed as general partner of the Partnership other than for cause. If the Company ceases to serve as the general partner of the Partnership for any other reason, it will have the option to purchase such tradenames and trademark from the Partnership for fair market value.

MANAGEMENT INFORMATION AND CONTROL SYSTEMS

  The Company has, in each of its retail outlets, a computer-based information and control system. This system provides for remote billing of, and collections from, customers and is designed to enhance the local outlets' responsiveness to customers. Each outlet can be monitored by headquarters to determine volume of sales, selling price and gross margin.

PROPERTIES

  At January 31, 1994, the Company owned or leased the following transportation equipment which was utilized primarily in retail operations, except for railroad tank cars, which are used primarily by chemical feedstocks operations:

  The highway transport trailers have an average capacity of approximately 9,000 gallons. The bulk delivery trucks are generally fitted with 2,000 to 3,000 gallon propane tanks. Each railroad tank car has a capacity of approximately 30,000 gallons.

                                                              OWNED LEASED TOTAL
   Truck tractors............................................   14    47      61
   Transport trailers........................................   69   --       69
   Bulk delivery trucks......................................  446   612   1,058
   Pickup and service trucks.................................  407   574     981
   Railroad tank cars........................................  --    361     361

  A typical retail distribution outlet is located on one to three acres of land and includes a small office, a workshop, bulk storage capacity of 18,000 gallons to 60,000 gallons and a small inventory of stationary customer storage tanks and portable propane cylinders that the Company provides to its retail customers for propane storage. The Company owns the land and buildings of about 50% of its retail outlets and leases the remaining facilities on terms customary in the industry and in the applicable local markets.

  Approximately 500,000 propane tanks are owned by the Company, most of which are located on customer property and leased to those customers. The Company also owns approximately 564,000 portable propane cylinders, most of which are leased to industrial and commercial customers for use in manufacturing and processing needs, including forklift operations, and to residential customers for home heating and cooking, and to local dealers who purchase propane from the Company for resale.

  Ferrellgas owns underground storage facilities at Hutchinson, Kansas; Adamana, Arizona; and Moab, Utah. At January 31, 1994, the capacity of these facilities approximated 73 million gallons, 88 million gallons and 7 million gallons, respectively (an aggregate of approximately 168 million gallons). Currently, approximately 118 million gallons of this capacity is leased to third parties, and approximately 6 million gallons of capacity is exchanged with another company for approximately 6 million gallons of storage capacity at Bumstead, Arizona. The remaining space is available for the Company's own use.

  The Company purchased, in fiscal year 1993, the land and two buildings (50,245 square feet of office space) comprising its corporate headquarters in Liberty, Missouri, from Ferrell Leasing Corp. The Company leases the 18,124 square feet of office space in Houston, Texas, where its trading, chemical feedstocks marketing and wholesale marketing operations are located.

  The Company believes that it has satisfactory title to all of its material properties and, although some of such properties are subject to liabilities and leases and, in certain cases, liens for taxes not yet currently due and payable and immaterial encumbrances, easements and restrictions, the Company does not believe that any such burdens will materially interfere with the continued use of such properties by the Partnership in its business, taken as a whole. In addition, the Company believes that it has, or is in the process of obtaining, all required material approvals, authorizations, orders, licenses, permits, franchises and consents of, and has obtained or made all required material registrations, qualifications and filings with, the various state and local governmental and regulatory authorities which relate to ownership of the Company's properties or the operations of its business.

LITIGATION

  Propane is a flammable, combustible gas. Serious personal and property damage can occur in connection with its transportation, storage or use. The Company, in the ordinary course of business, is threatened with or is named as a defendant in various lawsuits which, among other items, seek actual and punitive damages for products liability, personal injury and property damage. The Company maintains liability insurance policies with insurers in such amounts and with such coverages and deductibles as management of the Company believes is reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect the Company from material expenses related to such personal injury or property damage or that such levels of insurance will continue to be available in the future at economical prices. It is not possible to determine the ultimate disposition of these matters discussed above; however, after taking into consideration the Company's insurance coverage and existing reserves, management is of the opinion that there are no known uninsured claims or known contingent claims that are likely to have a material adverse effect on the results of operations or financial condition of the Company. When the Partnership assumes all outstanding liabilities relating to the business, it will assume such liabilities, whether or not asserted against or known by the Company at the time of the transfer.

TRANSFER OF THE PARTNERSHIP ASSETS

  The Company will transfer its right, title and interest in its propane business and assets to the Partnership at or shortly before the closing of this offering, subject to the following. The assets include the Company's interests in leases covering several types of assets, including railcars, trucks and retail distribution centers. Many of these leases are transferable to the Partnership only with the consent of the lessor. The Company expects to obtain, prior to the closing of this offering, third party consents which are sufficient to enable the Company to transfer to the Partnership the assets necessary to enable the Partnership to conduct the Company's propane business in all material respects as described in this Prospectus. In the event any such consents are not obtained, the Company will enter into other agreements, including the lease or purchase of other assets, in order to insure that the Partnership has the assets necessary to enable it to conduct the Company's propane business in all material respects as described in this Prospectus. In addition, certain of the Company's licenses, permits and other similar rights relating to the assets to be assigned to the Partnership are not transferable or are transferable only with the consent of third parties. Such transferable rights will not be transferred to the Partnership at the closing of this offering unless applicable consents have been obtained. In the case of non-transferable rights or rights where no consent has been obtained by the closing, the Company will seek to obtain such consents in the normal course of business after the closing or seek to have comparable rights granted to the Partnership prior to the closing. Numerous licenses, permits and rights will be required for the operation of the Partnership's business, and no assurance can be given that the Partnership will obtain all licenses, permits and rights which are required in connection with the ownership and operation of its business. Although failure by the Partnership to obtain such licenses, permits or rights could have a material adverse effect on the Partnership, the Company believes that the Partnership will have the licenses, permits and rights which will enable the Partnership to conduct its propane business in a manner which is similar in all material respects to that which was conducted by the Company prior to the closing of this offering and that any such failure to obtain licenses, permits or rights will not have a material adverse impact on the business of the Partnership as described in this Prospectus.

                                   MANAGEMENT

PARTNERSHIP MANAGEMENT

  The General Partner will manage and operate the activities of the Partnership, and the General Partner anticipates that its activities will be limited to such management and operation. Notwithstanding any limitation on obligations or duties, the General Partner will be liable, as the general partner of the Partnership, for all the debts of the Partnership (to the extent not paid by the Partnership), except to the extent that indebtedness incurred by the Partnership is made specifically non-recourse to the General Partner.

  The General Partner will appoint two persons who are neither officers nor employees of the General Partner or any affiliate of the General Partner to serve on a committee of the Partnership (the "Audit Committee") with the authority to review, at the request of the General Partner, specific matters as to which the General Partner believes there may be a conflict of interest in order to determine if the resolution of such conflict proposed by the General Partner is fair and reasonable to the Partnership. The Audit Committee members will be elected no later than three months after the date of this Prospectus. The Audit Committee will only review matters relating to conflicts of interest at the request of the General Partner, and the General Partner has sole discretion to determine which matters, if any, to submit to the Audit Committee. Any matters approved by the Audit Committee will be conclusively deemed to be fair and reasonable to the Partnership, approved by all partners of the Partnership and not a breach by the General Partner of any duties it may owe the Partnership.

  The Partnership will not directly employ any of the persons responsible for managing or operating the Partnership. The current management and workforce of Ferrellgas will continue to manage and operate the Partnership's business as officers and employees of the General Partner. At January 31, 1994, 2,339 full-time and 1,148 temporary and part-time individuals were employed by the General Partner.

DIRECTORS AND EXECUTIVE OFFICERS OF THE GENERAL PARTNER

  The following table sets forth certain information with respect to the directors and executive officers of the Company. Each of the persons named below is elected to their respective office or offices annually. The executive officers are not subject to employment agreements with their respective employer or employers. The General Partner intends to promptly add additional members to its Board of Directors, including at least two independent members.

                                DIRECTOR
       NAME                 AGE  SINCE                    POSITION
James E. Ferrell...........  54   1984   President, Chairman of the Board and a
                                          Director of the Company
Bradley A. Cochennet.......  39    --    Executive Vice President and Chief
                                          Operating Officer of the Company
Danley K. Sheldon..........  35    --    Vice President and Chief Financial
                                          Officer/Treasurer of the Company
Rhonda E. Smiley...........  38    --    Vice President of Legal Affairs
                                         Vice President of Marketing and
Brian M. Smith.............  43    --     Communications

  James E. Ferrell--Mr. Ferrell has been with Ferrell or its predecessors and its affiliates in various executive capacities since 1965.

  Bradley A. Cochennet--Mr. Cochennet has been Chief Operating Officer since January, 1993 and has been a Vice President of the Company since 1985. Mr. Cochennet joined the Company in 1980.

  Danley K. Sheldon--Mr. Sheldon has been Chief Financial Officer of the Company since January 1994 and has served as Treasurer since 1989. He joined the Company in 1986.

  Rhonda E. Smiley--Ms. Smiley joined the Company in 1991 as Director of Legal Affairs and has been a Vice President of the Company since April 1994. Prior to joining the Company, Ms. Smiley practiced law with Shook, Hardy & Bacon for ten years, the last five years as a partner.

  Brian M. Smith--Mr. Smith joined the Company in 1991 as Managing Director of Marketing and Communications and has been a Vice President of the Company since April 1994. Prior to joining the Company, Mr. Smith was President and owner of The Smith Group, Inc., a marketing communications firm.

COMPENSATION OF THE GENERAL PARTNER

  The General Partner will receive no management fee or similar compensation in connection with its management of the Partnership and will receive no remuneration other than:

    (i) distributions in respect of its 2% general partner interest, on a combined basis, in the Partnership and the Master Partnership; and

    (ii) reimbursement for all direct and indirect costs and expenses incurred on behalf of the Partnership, all selling, general and administrative expenses incurred by the General Partner for or on behalf of the Partnership and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, the Partnership.

  In addition, Ferrell, the parent of the General Partner, will receive 1,000,000 Common Units, 14,546,625 Subordinated Units and the Incentive Distribution Rights in connection with the transactions described in this Prospectus and will be entitled to distributions thereon, as described under "Cash Distributions Policy" above.

EXECUTIVE COMPENSATION

 SUMMARY COMPENSATION TABLE

  The following table sets forth the annual salary, bonuses and all other compensation awards and payouts to the Chief Executive Officer and to named executive officers of the Company, for the fiscal years ended July 31, 1991, 1992 and 1993.

                                                         LONG-TERM COMPENSATION
                                                      -----------------------------
                                ANNUAL COMPENSATION         AWARDS         PAYOUTS
                               ---------------------- ------------------- ---------
                                               OTHER
                                              ANNUAL  RESTRICTED  STOCK   LONG-TERM    ALL OTHER
                                              COMPEN-   STOCK    OPTIONS/ INCENTIVE     COMPEN-
        NAME AND               SALARY  BONUS  SATION    AWARDS     SARS    PAYOUTS      SATION
   POTENTIAL POSITION     YEAR   ($)    ($)     ($)      ($)       (#)       ($)          ($)
James E. Ferrell........  1993 480,000    --    --       --         --    1,502,080(1)  25,489(2)
 Chairman and Chief       1992 480,000 13,000   --       --         --          --      32,401
 Executive Officer        1991 246,000 20,000   --       --         --          --      18,439
Bradley A. Cochennet....  1993 150,000    --    --       --       2,762         --       9,315(3)
 Vice President and       1992 150,000    --    --       --         --          --      12,317
 Chief Operating Officer  1991 151,667    --    --       --         --          --      18,373
Geoffrey H. Ramsden (4).  1993 120,000    --    --       --       9,566         --       7,453(3)
 Vice President and       1992 120,000    --    --       --         --          --      12,000
 Chief Financial Officer  1991 120,000    --    --       --         --          --      17,550

- ---------------------
(1) Early purchase of all the employee's 64,000 Equity Units under Ferrell's Long-Term Incentive Plan at a price per unit of $23.47.
(2) Includes (i) Company contributions of $13,787 to the employee's 401(k) and profit sharing plans and (ii) compensation of $11,702 resulting from the Company's payment of split dollar life insurance premiums.
(3) Company contributions to the employee's 401(k) and profit sharing plans.
(4) Mr. Ramsden resigned in January 1994.

 STOCK OPTION TABLES

  The Board of Directors of Ferrell adopted the 1992 Key Employee Stock Option Plan (the "Option Plan") on June 26, 1992. The Option Plan reserves 100,000 shares of Class M Common Stock of Ferrell for the purpose of allowing Ferrell to offer options on the Class M Common Stock to officers and key employees of Ferrell and the Company. The value of each share of Class M Common Stock is determined by the Board of Directors of Ferrell and shall not be less than fair market value of such stock on the date the option is granted. The following table sets forth the option grants for the fiscal year ended July 31, 1993:

                                        INDIVIDUAL GRANT
                         -----------------------------------------------
                                                                          POTENTIAL REALIZED
                                                                           VALUE AT ASSUMED
                         NUMBER OF                                         ANNUAL RATES OF
                         SECURITIES    % OF TOTAL                        STOCK APPRECIATIONS
                         UNDERLYING  OPTIONS GRANTED EXERCISE             FOR OPTION TERM(2)
                          OPTIONS     TO EMPLOYEES    PRICE   EXPIRATION --------------------
       NAME               GRANTED    IN FISCAL YEAR   ($/SH)     DATE       5%        10%
Bradley A. Cochennet....   2,762            22%       $38.20   12/30/02    $29,000   $106,000
Geoffrey H. Ramsden.....   3,836(1)         31%       $36.20   12/30/02    $41,000   $147,000
Geoffrey H. Ramsden.....   5,730(1)         47%       $89.36   01/08/03        --         --

- ---------------------
(1) Options terminated as a result of Mr. Ramsden's resignation in January
    1994.
(2) These dollar amounts represent the potential realizable value of each grant of options assuming that the market price of the Class M Common Stock appreciates in value from the date of grant at 5% and 10% annual rates and are not intended to forecast possible future appreciation, if any, of the price of the Class M Common Stock.

  The following table lists information on the named executive officer's exercised/unexercised options for the fiscal year ended July 31, 1993:

                                                                    VALUE OF
                                                    NUMBER OF     UNEXERCISED
                                                   UNEXERCISED    IN-THE-MONEY
                                                  OPTIONS/SARS    OPTIONS/SARS
                                                    AT FY-END      AT FY-END
                                                  ------------- ----------------
                          NUMBER OF
                           SHARES
                          ACQUIRED      VALUE     EXERCISABLE/    EXERCISABLE/
       NAME              OR EXERCISE REALIZED ($) UNEXERCISABLE UNEXERCISABLE($)
Bradley A. Cochennet....     --          --         2,762/--       $57,357/--
Geoffrey H. Ramsden(1)..     --          --         9,566/--        79,674/--

- ---------------------
(1) Options terminated as a result of Mr. Ramsden's resignation in January
    1994.

 LONG-TERM INCENTIVE PLAN AWARDS

  The goal of Ferrell's Long-Term Incentive Plan (the "Plan") is to attract and retain officers and key executives needed for the continued growth and success of Ferrell and its affiliates through long-term incentives in the form of units ("Equity Units"). The plan is administered by the Compensation Committee (the "Committee") of the Board of Directors of Ferrell. The Committee members who hold an award under the Plan are ineligible to vote on matters relating to the Plan. The Committee has the authority to determine, within the express provisions of the Plan, the individuals to whom awards will be granted; the amount, size and terms of each such award; the time when awards will be granted; and the objectives and conditions for earning such awards. The Committee has the full and final authority to interpret the provisions of the Plan, to decide all questions of fact arising upon its application and to make all other determinations necessary or advisable for the administration of the plan.

  The Equity Units awarded under the Plan, which were 100% vested as of July 31, 1993, are subject to purchase by Ferrell at a cash price related to the increased value of Ferrell's common stock from 1986, as determined pursuant to
(i) an appraisal conducted by a nationally recognized investment banking firm,
(ii)
the mean of the closing bid and asked price of a class of Ferrell's common stock if a class of Ferrell's common stock is publicly traded, or (iii) in certain limited circumstances, including if the appraisal referred to in (i) is more than 90 days old or if there is no public market as referred to in (ii), the Committee shall determine the value of the Equity Units. Unless purchased earlier, Ferrell will purchase all of the issued and outstanding Equity Units as of July 31, 1996. The value of the Equity Units as of July 31, 1996 will be the value of Ferrell's common stock as of such date, determined in accordance with the valuation methods described above, less the "deemed" value of Ferrell's common equity as of August 1, 1986.

  As of July 31, 1993, a total of 60,000 Equity Units, awarded in previous years, were outstanding to the group of executive officers named in the Summary Compensation Table as follows: Geoffrey H. Ramsden--30,000 Equity Units and Bradley A. Cochennet--30,000 Equity Units. When Mr. Ramsden resigned in January 1994, all of his Equity Units were fully vested and were subsequently repurchased by Ferrell. During fiscal 1993, James E. Ferrell had a total of 64,000 Equity Units repurchased by Ferrell. No additional Equity Units were awarded under the Plan in fiscal 1993, therefore, no long-term incentive plan awards table is presented.

  During fiscal 1993, compensation expense of $80,000 was recorded pursuant to the Plan for the benefit of the Equity Unit holders. As of July 31, 1993, a liability totaling approximately $2,349,000 is recorded in the financial statements of Ferrell and the Company as a result of the grants under this Plan.

 PROFIT SHARING PLAN

  The Ferrell Profit Sharing Plan is a qualified defined contribution plan (the "Profit Sharing Plan"). All full-time employees of Ferrell or any of its direct or indirect wholly owned subsidiaries with at least one year of service are eligible to participate in the Profit Sharing Plan. The Board of Directors of Ferrell determines the amount of the annual contribution to the Profit Sharing Plan, which is purely discretionary. This decision is based on the operating results of Ferrell for the previous fiscal year and anticipated future cash needs of the Company and Ferrell. The contributions are allocated to the Profit Sharing Plan participant's based on each participant's wages or salary as compared to the total of all participants' wages and salaries.

  Historically, the annual contribution to the Profit Sharing Plan has been 2% to 7% of each participant's annual wage or salary. The Profit Sharing Plan also has a cash-or-deferred, or 401(k), feature allowing plan participants to specify a portion of their pre-tax and/or after-tax compensation to be contributed to the Profit Sharing Plan.

COMPENSATION OF DIRECTORS

  The Company pays no additional remuneration to its employees (or employees of, or legal counsel to, a direct or indirect wholly-owned subsidiary) for serving as directors. Directors who are not employees of the Company, a direct or indirect wholly-owned subsidiary, or counsel to any of the foregoing, receive a fee per meeting of $500, plus reimbursement for out-of-pocket expenses.

TERMINATION OF EMPLOYMENT ARRANGEMENT

  On January 3, 1991, Warren Gfeller resigned as President of the Company and as Director of Ferrell. In connection with such resignation, a severance agreement was executed by and among Mr. Gfeller, the Company and Ferrell, whereby Mr. Gfeller would receive $2.6 million, payable in four equal annual installments commencing on or before January 11, 1991. As consideration for these payments, Mr. Gfeller agreed not to compete with the Company and to the termination and release of his participation in the Ferrell Long-Term Incentive Plan and all bonus or performance plans maintained by the Company and Ferrell.

  In connection with Geoffrey H. Ramsden's resignation in January 1994, Ferrell and Mr. Ramsden entered into a severance agreement dated March 23, 1994. Pursuant to the terms of the agreement, Mr.

Ramsden received approximately $500,000 in exchange for the repurchase of his Class M Stock and Equity Units and the termination of all rights under Ferrell's bonus and performance plans.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The Company is a wholly owned subsidiary of Ferrell. The following table sets forth the beneficial ownership of the outstanding capital stock of Ferrell by beneficial owners of five percent or more of any class of capital stock of Ferrell, by directors of Ferrell and by all directors and officers of Ferrell as a group as of March 31, 1994.

                                                                   SHARES
        TITLE OF                                                BENEFICIALLY   PERCENT
         CLASS                  NAME OF BENEFICIAL OWNER          OWNED(1)     OF CLASS
Class A Common Stock....  James E. Ferrell(2)                    2,562,680(3)    99.6%
                          All Directors and Officers as a Group  2,562,680       99.6%
Class M Common Stock(4).  James E. Ferrell                              --         --
                          Bradley A. Cochenet                        2,770        4.7%
                          All Directors and Officers as a Group      4,325       27.9%

- ---------------------
(1) Beneficial ownership for the purposes of the foregoing table is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Under that rule a person is generally considered to be the beneficial owner of a security if he has or shares the power to vote or direct the voting thereof ("Voting Power") or to impose or direct the disposition thereof ("Investment Power") or has the right to acquire either of those powers within 60 days.
(2) The address for James E. Ferrell is c/o Ferrell Companies, Inc., One Liberty Plaza, Liberty, Missouri 64081.
(3) James E. Ferrell has sole Voting and Investment Power with respect to 1,525,817 shares of Class A Common Stock held by Mr. Ferrell as Trustee of the James E. Ferrell Revocable Trust. Mr. Ferrell shares Voting and Investment Power with respect to 1,036,823 shares of Class A Common Stock held by himself and his wife, Elizabeth J. Ferrell, as joint tenants with rights of survivorship.
(4) The shares of Class M Common Stock are restricted to eligible employees of Ferrell and the Company and are non-voting and non-transferable. Ferrell will repurchase all of the shares of Class M Common Stock owned by such employees upon their death, disability, retirement, voluntary or involuntary termination of employment or bankruptcy. The purchase price for such shares is based on valuation formulas set forth in the Class M Stock Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Set forth below is a discussion of certain relationships and related transactions among affiliates of the Company. Upon the consummation of the transactions contemplated hereby, the indebtedness set forth below will be repaid and will no longer be outstanding.

  In the second and third quarter of fiscal year 1993, Ferrell Leasing Corp., a subsidiary of Ferrell Properties, Inc., sold to the Company for the fair market value of $4,100,000, the land and two buildings comprising the Company's corporate headquarters in Liberty, Missouri. The purchase price was based on an independent appraisal. The land and building were acquired by Ferrell Leasing Corp. in December 1989. James E. Ferrell, a director and executive officer of the Company, owns all of the issued and outstanding stock of Ferrell Properties, Inc. Prior to the purchase of the buildings, the Company paid total rent to Ferrell Leasing of $403,000.

  In fiscal year 1993, the Company received a capital contribution from Ferrell. The contribution consisted of (i) the forgiveness of a $3,015,000 long-term note payable to an affiliate, including interest, and (ii) a $262,000 note receivable from an affiliate.

  During the three fiscal years ended July 31, 1993, the directors and executive officers of the Company listed below have, or corporations in which such directors or executive officers beneficially own ten percent or more of any class of equity securities have, from time to time, been indebted to the Company, Ferrell and/or their respective subsidiaries or affiliates in an amount in excess of $60,000 as follows:

                                                 HIGHEST AMOUNT       AMOUNT
                                                OUTSTANDING SINCE OUTSTANDING AT
NAME                            RELATIONSHIP     AUGUST 1, 1990   MARCH 31, 1994
James E. Ferrell(1).........  Executive Officer    $8,154,023       $8,154,023
                               and Director
Ferrell Development,
 Inc.(2)....................  Affiliate            $1,500,000       $1,500,000
One Liberty Plaza, Inc.(2)..  Affiliate            $3,000,000       $3,000,000
Ferrell Properties, Inc.(2).  Affiliate            $1,757,946       $  262,199

- ---------------------
(1) All loans or advances to Mr. Ferrell are cash loans made by the Company for Mr. Ferrell's personal use. The loans or advances did not arise as a result of any transactions with the Company. All loans or advances to Mr. Ferrell are represented by a demand note which bears interest at the prime rate. The interest rate charged on this loan ranged from 6% to 8.5% during fiscal 1993, from 8.5% to 10.5% during fiscal 1992, and 10.0% to 10.5% during fiscal 1991.
(2) Ferrell Development, Inc., and One Liberty Plaza, Inc. are wholly owned subsidiaries of Ferrell Properties, Inc. The indebtedness of Ferrell Development and One Liberty Plaza arose as a result of cash loans made by the Company. The indebtedness of Ferrell Properties, which was contributed to the Company by Ferrell in fiscal 1993, arose as a result of cash loans made by Ferrell. The loans did not arise as a result of any transactions with the Company or Ferrell. The terms of the loans, as fixed by the loan documents, are as favorable as could be obtained from a third party and the loans were approved by a majority of the Company's or Ferrell's independent directors. The interest income generated from the loans, which bear interest of the prime rate plus 1.125%, is not material to the Company or Ferrell.

                               CASH DISTRIBUTIONS

  A principal objective of the Partnership is to generate cash from Partnership operations and to distribute Available Cash to the General Partner and the Master Partnership for distribution, in turn, to its partners. "Available Cash" is defined in the glossary and generally means, with respect to any fiscal quarter of the Partnership, the sum of all of the cash received by the Partnership from all sources plus reductions to reserves less all of its cash disbursements and net additions to reserves.

  The Partnership will make distributions to its partners with respect to each fiscal quarter of the Partnership prior to liquidation in an amount equal to 100% of its Available Cash for such quarter. Distributions will also be made upon liquidation of the Partnership as follows: (i) first to the creditors of the Partnership (including the Holders of the Senior Notes) and to the creation of a reserve for contingent liabilities and (ii) then to the General Partner and the Master Partnership in accordance with the positive balance in their respective capital accounts.

                                THE PARTNERSHIP

  The following paragraphs are a summary of certain provisions of the Partnership Agreement. The form of the Partnership Agreement for the Partnership and the form of the Partnership Agreement for the Master Partnership (the "Master Partnership Agreement") are included as exhibits to the Registration Statement of which this Prospectus constitutes a part. The following discussion is qualified in its entirety by reference to the Partnership Agreement and the Master Partnership Agreement. The Master Partnership will be the sole limited partner of the Partnership, which will own, manage and operate the Partnership's business. The General Partner will serve as the general partner of the Partnership and of the Master Partnership, collectively owning a 2% general partner interest in the business and properties owned by the Partnership and the Master Partnership on a combined basis. Unless specifically described otherwise, references herein to the term "Partnership Agreement" constitute references to the Partnership Agreement and the Master Partnership Agreement, collectively.

THE PARTNERSHIP

  The Partnership and the Master Partnership were recently organized as Delaware limited partnerships. The General Partner is the general partner of the Partnership and the Master Partnership. The Master Partnership is the sole limited partner of the Partnership. Upon the sale of the Common Units offered concurrently herewith, the General Partner will hold an aggregate 2% interest as general partner, and the Unitholders (including Ferrell as an owner of Common Units, Subordinated Units and Incentive Distribution Rights) will hold a 98% interest as limited partners in the Partnership and the Master Partnership, on a combined basis. The Partnership will dissolve on July 31, 2084, unless sooner dissolved pursuant to the terms of the Partnership Agreement.

  The Common Units will be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and the Master Partnership will be subject to the reporting and certain other requirements of the Exchange Act. Although the partnership interests in the Partnership will not be registered under the Exchange Act, as a result of the Offering and pursuant to the provisions of the Indenture the Partnership will be required to file periodic reports containing financial and other information regarding it with the Commission.

WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNER

  The General Partner has agreed not to voluntarily withdraw as general partner of the Partnership and the Master Partnership prior to July 31, 2004 (with limited exceptions described below), without obtaining the approval of at least 66 2/3% of the outstanding Units (excluding for purposes of such determination Units held by the General Partner and its affiliates) and furnishing an opinion of counsel that such withdrawal will not result in the loss of the limited liability of the limited partners of the Partnership or cause the Partnership to be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (an "Opinion of Counsel"). On or after July 31, 2004, the General Partner may withdraw as general partner by giving 90 days' written notice (without first obtaining approval from the Unitholders), and such withdrawal will not constitute a violation of the Partnership Agreement. Notwithstanding the foregoing, the General Partner may withdraw without Unitholder approval upon 90 days' notice to the limited partners if more than 50% of the outstanding Units are held or controlled by one person and its affiliates (other than the General Partner and its affiliates). In addition, the Partnership Agreement permits the General Partner (in certain limited instances) to sell all of its general partner interest in the Partnership and permits the parent corporation of the General Partner to sell all or any portion of the capital stock of the General Partner to a third party without the approval of the Unitholders. Upon the withdrawal of the General Partner under any circumstances (other than as a result of a transfer by the General Partner of all or a part of its general partner interest in the Partnership), the holders of a majority of the outstanding Units may select a successor to such withdrawing General Partner. If such a successor is not elected, or is elected but an Opinion of Counsel cannot be obtained, the Partnership will be dissolved, wound up and liquidated, unless within 180 days after such withdrawal a majority of the Unitholders agree in writing to continue the business of the Partnership and to the appointment of a successor General Partner. See "--Termination and Dissolution."

  The General Partner may not be removed unless such removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding Units and the Master Partnership receives an Opinion of Counsel. Any such removal is also subject to the approval of a successor general partner by the vote of the holders of not less than a majority of the outstanding Units.

  Removal or withdrawal of the General Partner of the Master Partnership also constitutes removal or withdrawal, as the case may be, of the General Partner as general partner of the Partnership.

  In the event of withdrawal of the General Partner where such withdrawal violates the Partnership Agreement or removal of the General Partner by the limited partners under circumstances where cause exists, a successor general partner will have the option to acquire the general partner interest of the departing General Partner (the "Departing Partner") in the Partnership and the Master Partnership for a cash payment equal to the fair market value of such interest. Under all other circumstances where the General Partner withdraws or is removed by the limited partners, the Departing Partner will have the option to require the successor general partner to acquire such general partner interest of the Departing Partner for such amount. In each case such fair market value will be determined by agreement between the Departing Partner and the successor general partner, or if no agreement is reached, by an independent investment banking firm or other independent experts selected by the Departing Partner and the successor general partner (or if no expert can be agreed upon, by the expert chosen by agreement of the experts selected by each of them). In addition, the Partnership would also be required to reimburse the Departing Partner for all amounts due the Departing Partner, including without limitation, all employee related liabilities, including severance liabilities, incurred in connection with the termination of the employees employed by the Departing Partner for the benefit of the Partnership.

  If the above-described option is not exercised by either the Departing Partner or the successor general partner, as applicable, the Departing Partner's general partner interest in the partnership will be converted into Common Units equal to the fair market value of such interest as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

AMENDMENT OF PARTNERSHIP AGREEMENT

  Amendments to the Partnership Agreement may be proposed only by the General Partner. In order to adopt a proposed amendment, the General Partner is required to seek written approval of the holders of the number of Units required to approve such amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment, except as described below. Proposed amendments (other than those described below) must be approved by holders of at least 66 2/3% of the outstanding Units, except that no amendment may be made which would (i) enlarge the obligations of any limited partner, without its consent, (ii) enlarge the obligations of the General Partner, without its consent, which may be given or withheld in its sole discretion, (iii) restrict in any way any action by or rights of the General Partner as set forth in the Partnership Agreement, (iv) modify the amounts distributable, reimbursable or otherwise payable by the Partnership to the General Partner, (v) change the term of the Partnership, or
(vi) give any person the right to dissolve the Partnership other than the General Partner's right to dissolve the Partnership with the approval of at least 66 2/3% of the Units during the Subordination Period, or a majority of the outstanding Units thereafter or change such right of the General Partner in any way.

  The General Partner may make certain other amendments to the Partnership Agreement without the approval of any limited partner or assignee of the Partnership.

  In addition, the General Partner may make amendments to the Partnership Agreement without such consent if such amendments (i) do not adversely affect the limited partners in any material respect, (ii) are necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, (iii) are necessary or desirable to implement certain tax-related provisions of the Partnership Agreement, (iv) are necessary or desirable to facilitate the trading of the Units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the Units are or will be listed for trading, compliance with any of which the General Partner deems to be in the best interests of the Partnership and the Unitholders or (v) are required or contemplated by the Partnership Agreement.

  The General Partner will not be required to obtain an Opinion of Counsel as to the tax consequences or the possible effect on limited liability of amendments described in the two immediately preceding paragraphs. No other amendments to the Partnership Agreement will become effective without the approval of at least 95% of the Units unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not cause the Partnership to be treated as an association taxable as a corporation or otherwise cause the Partnership to be subject to entity level taxation for federal income tax purposes and will not affect the limited liability of any limited partner in the Partnership or the Master Partnership.

  Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types of classes of limited partner interests or the general partner interests will require the approval of at least a majority of the type or class of limited partner interests so affected (excluding any such limited partner interests held by the General Partner and its affiliates).

TERMINATION AND DISSOLUTION

  The Partnership will continue until July 31, 2084, unless sooner terminated pursuant to the Partnership Agreement. The Partnership will be dissolved upon
(i) the election of the General Partner to dissolve the Partnership, if approved by at least a majority of the Units (other than Units owned by the General Partner and its affiliates) during the Subordination Period, or a majority of all of the outstanding Units thereafter, (ii) the sale of all or substantially all of the assets and properties of the Partnership and the Operating Partnership, (iii) the entry of a decree of judicial dissolution of the Partnership or (iv) withdrawal or removal of the General Partner or any other event that results in its ceasing to be the General Partner (other than by reason of a transfer in accordance with the Partnership Agreement or withdrawal or removal following approval of a successor), provided that the Partnership shall not be dissolved upon an event described in clause (iv) if within 90 days after such event the partners agree in writing to continue the business of the Partnership and to the appointment, effective as of the date of such event, of a successor General Partner. Upon a dissolution pursuant to clause (iv), the holders of at least a majority of the Units may also elect, within certain time limitations, to reconstitute the Partnership and continue its business on the same terms and conditions set forth in the Partnership Agreement by forming a new limited partnership on terms identical to those set forth in the Partnership Agreement and having as a general partner an entity approved by at least the holders of a majority of the Units, subject to receipt by the Partnership of an opinion of counsel that the exercise of such right will not result in the loss of the limited liability of Unitholders or cause the Partnership or the reconstituted limited partnership to be treated as an association taxable as a corporation or otherwise subject to taxation as an entity for federal income tax purposes.

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

  Upon dissolution of the Partnership, unless the Partnership is reconstituted and continued as a new limited partnership, the person authorized to wind up the affairs of the Partnership (the "Liquidator") will, acting with all of the powers of the general partner that such Liquidator deems necessary or desirable in its good faith judgment in connection therewith, liquidate the Partnership's assets and apply the proceeds of the liquidation as follows: (i) first towards the payment of all creditors of the Partnership and the creation of a reserve for contingent liabilities and (ii) then to all partners in accordance with the positive balance in their respective capital accounts. Under certain circumstances and subject to certain limitations, the Liquidator may defer liquidation or distribution of the Partnership's assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

                          DESCRIPTION OF SENIOR NOTES

GENERAL

  The Senior Notes will be issued pursuant to an Indenture (the "Indenture") between the Issuers and Norwest Bank, Minnesota, National Association, as trustee (the "Trustee"). The terms of the Senior Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Senior Notes are subject to all such terms, and Holders of Senior Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Senior Notes and the Indenture does not purport to be complete and is qualified in its entirety by reference to the Senior Notes and the Indenture, including the definitions therein of certain terms used below. A copy of the proposed form of Indenture will be filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available as set forth under "Available Information." The definitions of certain terms used in the following summary are set forth below under "Certain Definitions."

  The Senior Notes will be unsecured general joint and several obligations of the Issuers and will rank senior in right of payment to all subordinated Indebtedness of the Issuers and pari passu in right of payment with all senior Indebtedness of the Issuers, including the Partnership's borrowings under the Credit Facility. The Senior Notes will be recourse to the property and assets of the General Partner in its capacity as general partner of the Partnership.

PRINCIPAL, MATURITY AND INTEREST

  The Senior Notes will be limited in aggregate principal amount to $250
million and will mature on           , 2001. Interest on the Senior Notes will
accrue at the rate of    % per annum and will be payable semi-annually in
arrears on            and           , commencing on           , 1994, to
Holders of record on the immediately preceding            and           .
Interest on the Senior Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Senior Notes will be payable both as to principal and interest at the office or agency of the Issuers maintained for such purpose within the City and State of New York or, at the option of the Issuers, payment of interest may be made by check mailed to the Holders of the Senior Notes at their respective addresses set forth in the register of Holders of Senior Notes. Until otherwise designated by the Issuers, the Issuers' office or agency in New York will be the office of the Trustee maintained for such purpose. The Senior Notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

  The Senior Notes are not redeemable at the Issuers' option prior to
          , 1998. Thereafter, the Senior Notes will be subject to redemption at the option of the Issuers, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the 12-month period
beginning on       of the years indicated below:

      YEAR                                                           PERCENTAGE
      1998..........................................................         %
      1999..........................................................         %
      2000..........................................................  100.000%

MANDATORY REDEMPTION

  Except as set forth below under "Repurchase at the Option of Holders," the Issuers are not required to make mandatory redemption or sinking fund payments with respect to the Senior Notes.

REPURCHASE AT THE OPTION OF HOLDERS

 CHANGE OF CONTROL

  Upon the occurrence of a Change of Control, each Holder of Senior Notes will have the right to require the Issuers to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Senior Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Payment"). Within 10 days following any Change of Control, the Issuers will mail a notice to each Holder stating: (1) that the Change of Control Offer is being made pursuant to the covenant entitled "Change of Control" and that all Senior Notes tendered will be accepted for payment; (2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 40 days from the date such notice is mailed (the "Change of Control Payment Date"); (3) that any Senior Note not tendered will continue to accrue interest; (4) that, unless the Issuers default in the payment of the Change of Control Payment, all Senior Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date; (5) that Holders electing to have any Senior Notes purchased pursuant to a Change of Control Offer will be required to surrender the Senior Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Senior Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; (6) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Senior Notes delivered for purchase, and a statement that such Holder is withdrawing his election to have such Senior Notes purchased; and (7) that Holders whose Senior Notes are being purchased only in part will be issued new Senior Notes equal in principal amount to the unpurchased portion of the Senior Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof. The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of the Senior Notes in connection with a Change of Control.

  On the Change of Control Payment Date, the Issuers will, to the extent lawful, (1) accept for payment Senior Notes or portions thereof tendered pursuant to the Change of Control Offer, (2) deposit with the paying agent therefor an amount equal to the Change of Control Payment in respect of all Senior Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Senior Notes so accepted together with an officers' certificate stating the aggregate amount of the Senior Notes or portions thereof tendered to the Issuers. The Paying Agent will promptly mail to each Holder of Senior Notes so accepted the Change of Control Payment for such Senior Notes, and the Trustee will promptly authenticate and mail to each Holder a new Senior Note equal in principal amount to any unpurchased portion of the Senior Notes surrendered, if any; provided that each such new Senior Note will be in a principal amount of $1,000 or an integral multiple thereof. The Issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    "Change of Control" means (i) the sale, lease, conveyance or other disposition of all or substantially all of the Partnership's assets to any Person or group (as such term is used in Section 13(d)(3) of the Exchange
  Act) other than James E. Ferrell, the Related Parties and any Person of which James E. Ferrell and the Related Parties beneficially own in the aggregate 51% or more of the voting Capital Interests (or if such Person is a partnership, 51% or more of the general partnership interests), (ii) the liquidation or dissolution of the Partnership or the General Partner, (iii) the occurrence of any transaction, the result of which is that James E. Ferrell and the Related Parties beneficially own in the aggregate, directly or indirectly, less than 51% of the total voting power entitled to vote for the election of directors of the General Partner and (iv) the occurrence of any transaction, the result of which is that the General Partner is no longer the sole general partner of the Partnership.

    "Related Party" means (i) the spouse or any lineal descendant of James E. Ferrell, (ii) any trust for his benefit or for the benefit of his spouse or any such lineal descendants or (iii) any corporation, partnership or other entity in which James E. Ferrell and/or such other Persons referred to in the foregoing clauses (i) and (ii) are the direct record and beneficial owners of all of the voting and nonvoting Equity Interests.

  Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Senior Notes to require that the Issuers repurchase or redeem the Senior Notes in the event of a takeover, recapitalization or similar restructuring.

  With respect to the sale of assets referred to in the definition of "Change of Control" above, the phrase "all or substantially all" as used in the Indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person and therefore it may be unclear whether a Change of Control has occurred and whether the Senior Notes are subject to a Change of Control Offer.

  The agreement governing the Credit Facility will contain prohibitions of certain events that would constitute a Change of Control. In addition, the exercise by the Holders of Senior Notes of their right to require the Partnership to repurchase the Senior Notes could cause a default under the Credit Facility, even if the occurrence of a Change of Control itself does not, due to the financial effect of such repurchases on the Partnership. Finally, the Partnership's ability to pay cash to the Holders of Senior Notes upon a repurchase may be limited by the Partnership's then existing financial resources.

 ASSET SALES

  The Indenture will provide that the Partnership will not, and will not permit any of its Subsidiaries to, (i) sell, lease, convey or otherwise dispose of any assets (including by way of a sale-and-leaseback) other than sales of inventory in the ordinary course of business consistent with past practice (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Partnership shall be governed by the provisions of the Indenture described above under the caption "Change of Control" and/or the provisions described below under the caption "Merger, Consolidation or Sale of Assets" and not by the provisions of this paragraph) or (ii) issue or sell Equity Interests of any of its Subsidiaries, in the case of either clause (i) or (ii) above, whether in a single transaction or a series of related transactions, (a) that have a fair market value in excess of $5 million, or (b) for net proceeds in excess of $5 million (each of the foregoing, an "Asset Sale"), unless (x) the Partnership (or the Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of and (y) at least 80% of the consideration therefor received by the Partnership or such Subsidiary is in the form of cash; provided, however, that the amount of (A) any liabilities (as shown on the Partnership's or such Subsidiary's most recent balance sheet or in the notes thereto) of the Partnership or any Subsidiary (other than liabilities that are by their terms subordinated in right of payment to the Senior Notes) that are assumed by the transferee of any such assets and (B) any notes or other obligations received by the Partnership or any such Subsidiary from such transferee that are immediately converted by the Partnership or such Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision; and provided, further, that the 80% limitation referred to in this clause (y) shall not apply to any Asset Sale in which the cash portion of the consideration received therefrom, determined in accordance with the foregoing proviso, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 80% limitation. Notwithstanding the foregoing, Asset Sales shall not be deemed to include (1) any transfer of assets by the Partnership or any of its Subsidiaries to a Subsidiary of the Partnership that is a Guarantor, (2) any transfer of assets by the Partnership or any of its Subsidiaries to any Person in exchange for other assets used in a line of business permitted under the "Line of Business" covenant and having a fair market value not less than that of the assets so transferred and (3) any transfer of assets pursuant to a Permitted Investment.

  Within 270 days after any Asset Sale, the Partnership may apply the Net Proceeds from such Asset Sale to (a) permanently reduce Indebtedness outstanding under the Credit Facility (with a permanent reduction of availability in the case of revolving Indebtedness) or (b) an investment in capital expenditures or other long-term/tangible assets, in each case, in the same line of business as the Partnership was engaged in on the date of the Indenture. Pending the final application of any such Net Proceeds, the Partnership may temporarily reduce borrowings under the Credit Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from the Asset Sale that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $15 million, the Issuers shall make an offer to all Holders of Senior Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Senior Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of the Senior Notes in connection with an Asset Sale Offer. To the extent that the aggregate amount of Senior Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Partnership may use such deficiency for general business purposes. If the aggregate principal amount of Senior Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Senior Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

 Selection and Notice

  If less than all of the Senior Notes are to be redeemed at any time, selection of Senior Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, or the Nasdaq National Market on which the Senior Notes are listed or quoted, as applicable, or, if the Senior Notes are not so listed or quoted, then, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate, provided that no Senior Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Senior Notes to be redeemed at its registered address. If any Senior Note is to be redeemed in part only, the notice of redemption that relates to such Senior Note shall state the portion of the principal amount thereof to be redeemed. A new Senior Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Senior Note. On and after the redemption date, interest ceases to accrue on Senior Notes or portions of them called for redemption.

SUBSIDIARY GUARANTEES

  The Indenture will provide that the Partnership may, at any time that it transfers or causes to be transferred to any of its Subsidiaries assets, businesses or properties having a fair market value (as determined in good faith by the Board of Directors of the General Partner, whose determination shall be conclusive and evidenced by a resolution of such Board) of $5 million or more, cause such Subsidiary (each such Subsidiary, a "Guarantor") to unconditionally guarantee (each such guarantee, a "Subsidiary Guarantee"), jointly and severally, the Issuers' payment obligations under the Senior Notes. Each Guarantor shall execute and deliver to the Trustee a supplemental indenture evidencing its Subsidiary Guarantee, together with an opinion of counsel with respect to certain matters set forth in the Indenture. The obligations of each Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. See, however, "Risk Factors--Fraudulent Conveyance Matters."

  The Indenture will provide that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person whether or not affiliated with such Guarantor unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Senior Notes and the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; and (iii) such Guarantor, or any Person formed by or surviving any such consolidation or merger, (A) would have Consolidated Net Worth (immediately after giving effect to such transaction), equal to or greater than the Consolidated Net Worth of such Guarantor immediately preceding the transaction and (B) would be permitted by virtue of the Partnership's pro forma Fixed Charge Coverage Ratio to incur, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock."

  The Indenture will provide that in the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Interests of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the Capital Interests of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "Redemption or Repurchase at Option of Holders--Asset Sales."

CERTAIN COVENANTS

 RESTRICTED PAYMENTS

  The Indenture will provide that the Partnership will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or make any distribution or pay any dividend on account of the Partnership's or any Subsidiary's Equity Interests (other than (x) distributions or dividends payable in Equity Interests (other than Disqualified Interests) of the Partnership, (y) distributions or dividends payable to the Partnership or a Wholly Owned Subsidiary of the Partnership that is a Guarantor or (z) distributions or dividends payable pro rata to all holders of Capital Interests of any such Subsidiary); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Partnership or any Subsidiary or other Affiliate of the Partnership (other than any such Equity Interests owned by the Partnership or a Wholly Owned Subsidiary of the Partnership that is a Guarantor); (iii) purchase, redeem or otherwise acquire or retire for value any Indebtedness that is subordinated to the Senior Notes; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses
(i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

     (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

    (b) the Fixed Charge Coverage Ratio of the Partnership for the Partnership's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Restricted Payment is made, calculated on a pro forma basis as if such Restricted Payment had been made at the beginning of such four-quarter period, would have been more than 2.25 to 1; and

    (c) such Restricted Payment (the amount of any such payment, if other than cash, to be determined by the Board of Directors of the General Partner, whose determination shall be conclusive and evidenced by a resolution in an Officer's Certificate delivered to the Trustee), together with the aggregate of all other Restricted Payments made by the Partnership and its Subsidiaries in the fiscal quarter during which such Restricted Payment is made shall not exceed the amount of Available Cash of the Partnership for the immediately preceding fiscal quarter (or, with respect to the first fiscal quarter during which Restricted Payments are made, the amount of Available Cash of the Partnership for the period commencing on the date of the Indenture and ending on the last day of the immediately preceding fiscal quarter); provided that for purposes of this clause (c), the principal amount of any working capital Indebtedness (net of repayments) incurred by the Partnership during the first 45 days of any fiscal quarter may be included in the amount of Available Cash for the immediately preceding fiscal quarter so long as (i) the Partnership would have been permitted to incur such working capital Indebtedness on the last day of such immediately preceding fiscal quarter under the terms of the agreements and instruments governing its outstanding Indebtedness on such date and (ii) the principal amount of such working capital Indebtedness so included (but not reborrowings thereof after repayment) shall be excluded from the amount of Available Cash for purposes of determining the amount of Restricted Payments permitted in any subsequent fiscal quarter.

  The foregoing provisions will not prohibit (i) the payment of any distribution within 60 days after the date on which the Partnership becomes committed to make such distribution, if at said date of commitment such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Partnership in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Partnership) of other Equity Interests of the Partnership (other than any Disqualified Interests); (iii) the defeasance, redemption or repurchase of subordinated Indebtedness with the proceeds of Permitted Refinancing Indebtedness; and (iv) the defeasance, redemption or repurchase of any Existing Subordinated Debentures of the Company outstanding on the date of the Indenture.

  Not later than the date of making any Restricted Payment, the General Partner shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, which calculations may be based upon the Partnership's latest available financial statements.

 INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

  The Indenture will provide that the Partnership will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Partnership will not issue any Disqualified Interests and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Partnership may incur Indebtedness and any Subsidiary of the Partnership may incur Acquired Debt if:

    (a) the Fixed Charge Coverage Ratio for the Partnership's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.75 to 1 if such date is
  on or prior to           , 1996 and 3.00 to 1 if such date is after
            , 1996, in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred at the beginning of such four-quarter period; and

    (b) either (x) such Indebtedness shall be subordinated in right of payment to the Senior Notes and shall have a Weighted Average Life to Maturity greater than the remaining Weighted Average Life to Maturity of the Senior Notes or (y) such Indebtedness shall be Permitted Senior Debt and the Senior Debt Ratio Test shall have been met at the time of incurrence thereof.

  The foregoing limitations will not apply to: (i) the Indebtedness represented by the Senior Notes and any Subsidiary Guarantees; (ii) the incurrence by the Partnership of Indebtedness pursuant to the Credit Facility in an aggregate principal amount at any time outstanding not to exceed $170 million (which amount shall be reduced on the 40th day after the date of the Indenture by the lesser of (A) $20 million and (B) the aggregate amount of net proceeds received on or prior to such date by the Master Partnership upon exercise of over-allotment options granted to the underwriters in connection with the offering of Common Units); (iii) the incurrence by the Partnership of Indebtedness in respect of Capitalized Lease Obligations in an aggregate principal amount not to exceed $15 million; (iv) the Existing Indebtedness; (v) the incurrence by the Partnership or any of its Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the proceeds of which are used to extend, refinance, renew, replace, defease or refund any then outstanding Indebtedness of the Partnership or such Subsidiary not incurred in violation of the Indenture; (vi) Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding;
(vii) Indebtedness of any Subsidiary of the Partnership to the Partnership or any of its Wholly Owned Subsidiaries; (viii) the incurrence by the Partnership or the Insurance Company Subsidiary of Indebtedness owing directly to its insurance carriers (without duplication) in connection with the Partnership's, its Subsidiaries' or its Affiliates' self-insurance programs or other similar forms of retained insurable risks for their respective retail propane businesses, consisting of reinsurance agreements and indemnification agreements (and guarantees of the foregoing) secured by letters of credit, provided that the Indebtedness evidence by such reinsurance agreements, indemnification agreements, guarantees and letters of credit shall be counted (without duplication) for purposes of all calculations pursuant to the Fixed Charge Coverage Ratio test above; (ix) surety bonds and appeal bonds required in the ordinary course of business or in connection with the enforcement of rights or claims of the Partnership or any of its Subsidiaries or in connection with judgments that do not result in a Default or Event of Default; (x) the incurrence by the Partnership (or any Subsidiary of the Partnership that is a Guarantor) of Indebtedness in connection with acquisitions of retail propane businesses in favor of the sellers of such businesses in a principal amount not to exceed $15 million in any fiscal year or $45 million in the aggregate outstanding at any one time, provided that the principal amount of such Indebtedness incurred in connection with any such acquisition shall not exceed the fair market value of the assets so acquired; and (xi) in addition to the Indebtedness permitted under the foregoing clauses (i) through (x), the incurrence by the Partnership of Indebtedness in an aggregate principal amount outstanding not to exceed $15 million at any time, provided that any Indebtedness incurred pursuant to this clause (xi) shall be subordinated in right of payment to the Senior Notes and shall have a Weighted Average Life to Maturity greater than the remaining Weighted Average Life to Maturity of the Senior Notes.

  The "Senior Debt Ratio Test" will be met with respect to the incurrence of any Indebtedness by the Partnership or any Subsidiary of the Partnership if the ratio of (1) the aggregate outstanding principal amount of Senior Debt on the date of and after giving effect to the incurrence of such Indebtedness (the "Incurrence Date") to (2) the Consolidated Cash Flow for the Partnership's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the Incurrence Date would have been 2.50 to 1 or less. For purposes of the computation in clause (1) of the foregoing sentence, the outstanding principal amount of Indebtedness under the Credit Facility shall be deemed to equal the principal amount of such Indebtedness actually outstanding plus the maximum additional principal amount of such Indebtedness available thereunder, and letters of credit shall be deemed to have a principal amount equal to the maximum potential liability of the Partnership or any of its Subsidiaries thereunder. The foregoing calculation of Consolidated Cash Flow shall give pro forma effect to acquisitions (including all mergers and consolidations), dispositions and discontinuance of operations that have been made by the Partnership or any of its Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to the Incurrence Date assuming that all such acquisitions, dispositions and discontinuance of operations had occurred on the first day of the four-quarter reference period.

 LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

  The Indenture will provide that the Partnership will not, and will not permit any of its Subsidiaries to, enter into any arrangement with any Person providing for the leasing by the Partnership or such Subsidiary of any property that has been or is to be sold or transferred by the Partnership or such Subsidiary to such Person in contemplation of such leasing, unless (a) the Partnership or such Subsidiary would be permitted under the Indenture to incur Indebtedness secured by a Lien on such property in an amount equal to the

Attributable Debt with respect to such sale and leaseback transaction or (b) the lease in such sale and leaseback transaction is for a term not in excess of the lesser of (i) three years and (ii) 60% of the useful remaining life of such property.

 LIENS

  The Indenture will provide that the Partnership will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

 DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

  The Indenture will provide that the Partnership will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (a) pay dividends or make any other distributions to the Partnership or any of its Subsidiaries (1) on its Capital Interests or
(2) with respect to any other interest or participation in, or measured by, its profits, (b) pay any indebtedness owed to the Partnership or any of its Subsidiaries, (c) make loans or advances to the Partnership or any of its Subsidiaries or (d) transfer any of its properties or assets to the Partnership or any of its Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (i) Existing Indebtedness as in effect on the date of the Indenture, (ii) applicable law, (iii) any instrument governing Indebtedness or Capital Interests of a Person acquired by the Partnership or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that the Consolidated Cash Flow of such Person is not taken into account in determining whether such acquisition was permitted by the terms of the Indenture, (iv) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (v) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (d) above on the property so acquired, or (vi) Permitted Refinancing Indebtedness of any Existing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

 MERGER, CONSOLIDATION, OR SALE OF ASSETS

  The Indenture will provide that the Partnership may not consolidate or merge with or into (whether or not the Partnership is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person unless (i) the Partnership is the surviving Person, or the Person formed by or surviving any such consolidation or merger (if other than the Partnership) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation or partnership organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Person formed by or surviving any such consolidation or merger (if other than the Partnership) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Partnership, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Senior Notes and the Indenture; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) the Partnership or such other Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth (immediately after the transaction but prior to any purchase accounting adjustments resulting from the transaction) equal to or greater than the Consolidated Net Worth of the Partnership immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock."

  The Indenture will also provide that Finance Corp. may not consolidate or merge with or into (whether or not Finance Corp. is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person unless (i) Finance Corp. is the surviving Person, or the Person formed by or surviving any such consolidation or merger (if other than Finance Corp.) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia and a Wholly Owned Subsidiary of the Partnership; (ii) the Person formed by or surviving any such consolidation or merger (if other than Finance Corp.) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of Finance Corp., pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Senior Notes and the Indenture; and (iii) immediately after such transaction no Default or Event of Default exists.

 TRANSACTIONS WITH AFFILIATES

  The Indenture will provide that the Partnership will not, and will not permit any of its Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate, including any Non-Recourse Subsidiary (each of the foregoing, an "Affiliate Transaction"), unless (a) such Affiliate Transaction is on terms that are no less favorable to the Partnership or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Partnership or such Subsidiary with an unrelated Person and (b) with respect to (i) any Affiliate Transaction with an aggregate value in excess of $500,000, a majority of the directors of the General Partner having no direct or indirect economic interest in such Affiliate Transaction determines by resolution that such Affiliate Transaction complies with clause
(a) above and approves such Affiliate Transaction and (ii) any Affiliate Transaction involving the purchase or other acquisition or sale, lease, transfer or other disposition of properties or assets other than in the ordinary course of business, in each case, having a fair market value or for net proceeds in excess of $15 million, the Partnership delivers to the Trustee an opinion as to the fairness to the Partnership or such Subsidiary from a financial point of view issued by an investment banking firm of national standing; provided, however, that (A) any employment agreement or stock option agreement entered into by the Partnership or any of its Subsidiaries in the ordinary course of business and consistent with the past practice of the Partnership or such Subsidiary, (B) transactions permitted by the provisions of the Indenture described above under the covenant "Restricted Payments," and (C) transaction entered into by the Partnership or the Insurance Company Subsidiary in the ordinary course of business in connection with reinsuring the self-insurance programs or other similar forms of retained insurable risks of the retail propane businesses operated by the Partnership, its Subsidiaries and its Affiliates, in each case, shall not be deemed Affiliate Transactions.

 RESTRICTIONS ON NATURE OF INDEBTEDNESS AND ACTIVITIES OF FINANCE CORP.

  In addition to the restrictions set forth under the "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant above, the Indenture will provide that Finance Corp. may not incur any Indebtedness unless (a) the Partnership is a co-obligor or guarantor of such Indebtedness or (b) the net proceeds of such Indebtedness are lent to the Partnership, used to acquire outstanding debt securities issued by the Partnership or used directly or indirectly to refinance or discharge Indebtedness permitted under the limitations of this paragraph. The Indenture will also provide that Finance Corp. may not engage in any business not related directly or indirectly to obtaining money or arranging financing for the Partnership.

 LINE OF BUSINESS

  The Indenture will provide that for so long as any Senior Notes are outstanding, the Partnership and its Subsidiaries will not materially or substantially engage in any business other than that in which the Partnership and its Subsidiaries were engaged on the date of the Indenture.

 REPORTS

  Whether or not required by the rules and regulations of the Securities and Exchange Commission (the "Commission"), so long as any Senior Notes are outstanding, the Issuers will furnish to the Holders of Senior Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Issuers were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Issuers' certified independent accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Issuers were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Issuers will file a copy of all such information with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to investors who request it in writing.

EVENTS OF DEFAULT AND REMEDIES

  The Indenture will provide that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on the Senior Notes; (ii) default in payment when due of the principal of or premium, if any, on the Senior Notes; (iii) failure by the Issuers for 20 days to comply with the provisions described under the covenants "Change of Control," "Asset Sales," "Restricted Payments," "Incurrence of Indebtedness and Issuance of Preferred Stock" or "Merger, Consolidation, or Sale of Assets"; (iv) failure by the Issuers for 60 days after notice to comply with any of its other agreements in the Indenture or the Senior Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Partnership or any of its Subsidiaries (or the payment of which is guaranteed by the Partnership or any of its Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more, excluding any acceleration of maturity of the Indebtedness represented by the Company's Existing Floating Rate Notes and Existing Fixed Rate Notes to the extent that such Indebtedness shall be redeemed on or prior to the 40th day after the date of the Indenture; (vi) failure by the Partnership or any of its Subsidiaries to pay final judgments aggregating in excess of $10 million, which judgments are not paid, discharged or stayed within 60 days; (vii) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acing on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and (viii) certain events of bankruptcy or insolvency with respect to the Partnership or any of its Subsidiaries.

  If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Senior Notes may declare all the Senior Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to either Issuer, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Senior Notes will become due and payable immediately without further action or notice. Holders of the Senior Notes may not enforce the

Indenture or the Senior Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Senior Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Senior Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

  In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Issuers with the intention of avoiding payment of the premium that the Issuers would have had to pay if the Issuers then had elected to redeem the Senior Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Senior Notes. If an Event of Default occurs prior
to           , 1998, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Issuers with the intention of avoiding the prohibition on redemption of the Senior Notes prior to such date, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Senior Notes.

  The Holders of a majority in aggregate principal amount of the Senior Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Senior Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of principal of, premium, if any, or interest on the Senior Notes.

  The Issuers are required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuers are required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF LIMITED PARTNERS, DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

  No limited partner of the Partnership or director, officer, employee, incorporator or stockholder of the General Partner or Finance Corp., as such, shall have any liability for any obligations of the Issuers or any Guarantor under the Senior Notes, the Subsidiary Guarantees, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Senior Notes by accepting a Senior Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding Senior Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Senior Notes to receive payments in respect of the principal of, premium, if any, and interest on such Senior Notes when such payments are due, (ii) the Issuers' obligations with respect to the Senior Notes concerning issuing temporary Senior Notes, registration of Senior Notes, mutilated, destroyed, lost or stolen Senior Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers' obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Senior Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Senior Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Senior Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Senior Notes on the stated maturity or on the applicable redemption date, as the case may be, of such principal or installment of principal of, premium, if any, or interest on the outstanding Senior Notes; (ii) in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Issuers shall have received from, or there shall have been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there shall have been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Event of Default or payment Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Issuers or any of their Subsidiaries is a party or by which the Issuers or any of their Subsidiaries is bound; (vi) the Issuers shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Issuers shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders of Senior Notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and (viii) the Issuers shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

  A Holder may transfer or exchange Senior Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any Senior Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Senior Note for a period of 15 days before a selection of Senior Notes to be redeemed.

  The registered Holder of a Senior Note will be treated as its owner for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

  Except as provided in the next succeeding paragraphs, the Indenture or the Senior Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Senior Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Senior Notes), and any existing default or compliance with any provision of the Indenture or the Senior Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Senior Notes (including consents obtained in connection with a tender offer or exchange offer for Senior Notes).

  Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Senior Notes held by a non-consenting Holder): (i) reduce the principal amount of Senior Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Senior Note or alter the provisions with respect to the redemption of the Senior Notes (other than provisions relating to the covenants described above under the caption "Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Senior Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Senior Notes (except a rescission of acceleration of the Senior Notes by the Holders of at least a majority in aggregate principal amount of the Senior Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Senior Note payable in money other than that stated in the Senior Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Senior Notes to receive payments of principal of, premium, if any, or interest on the Senior Notes, (vii) waive a redemption payment with respect to any Senior Note (other than provisions relating to the covenants described above under the caption "Repurchase at the Option of Holders"),
(viii) except as otherwise permitted in the Indenture, release any Guarantor from its obligations under its Subsidiary Guarantee or change any Subsidiary Guarantee in any manner that would adversely affect the rights of Holders of Senior Notes or (ix) make any change in the foregoing amendment and waiver provisions.

  Notwithstanding the foregoing, without the consent of any Holder of Senior Notes, the Issuers and the Trustee may amend or supplement the Indenture or the Senior Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Senior Notes in addition to or in place of certificated Senior Notes, to provide for the assumption of the Issuers' obligations to Holders of the Senior Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of the Senior Notes (including the creation of any Subsidiary Guarantees) or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

THE TRUSTEE

  The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuers, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

  The Holders of a majority in principal amount of the then outstanding Senior Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Senior Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

  Set forth below are certain defined terms used in the Senior Note Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person and (ii) Indebtedness encumbering any asset acquired by such specified Person.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

  "Attributable Debt" means, in respect of a sale and leaseback arrangement of any property, the greater of, as at the time of determination, (a) the fair market value of the property subject to such arrangement (as determined in good faith by the Board of Directors of the General Partner) or (b) the present value (calculated using a discount rate equal to the interest rate of the Senior Notes and annual compounding) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such arrangement (including any period for which such lease has been extended).

  "Available Cash" has the meaning given to such term in the Partnership Agreement, as amended to the date of the Indenture.

  "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

  "Capital Interests" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including, without limitation, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

  "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500 million and a Keefe Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition and (vi) investments in money market funds all of whose assets consist of securities of the types described in the foregoing clauses (i) through (v).

  "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (a) an amount equal to any extraordinary loss plus any net loss realized in connection with an asset sale (to the extent such losses were deducted in computing Consolidated Net Income), plus (b) provision for taxes based on income or profits of such Person for such period, to the extent such provision for taxes was deducted in computing Consolidated Net Income, plus (c) consolidated interest expense of such Person for such period, whether paid or accrued (including amortization of original issue discount, non-cash interest payments and the interest component of any payments associated with Capital Lease Obligations and net payments (if any) pursuant to Hedging Obligations), to the extent such expense was deducted in computing Consolidated Net Income, plus (d) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person for such period to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, in each case, for such period without duplication on a consolidated basis and determined in accordance with GAAP.

  "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that (i) the Net Income of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid to the referent Person or a Wholly Owned Subsidiary thereof, (ii) the Net Income of any Person that is a Subsidiary (other than a Wholly Owned Subsidiary) shall be included only to the extent of the amount of dividends or distributions paid to the referent Person or a Wholly Owned Subsidiary thereof, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (iv) the cumulative effect of a change in accounting principles shall be excluded.

  "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the partners or common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Interests) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

  "Credit Facility" means the credit facility under that certain Credit
Agreement, dated as of           , 1994, by and among the Partnership and
                    , providing for up to $170 million of credit borrowings and letters of credit, including any related notes, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

  "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

  "Disqualified Interests" means any Capital Interests which, by their terms (or by the terms of any security into which they are convertible or for which they are exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or
prior to           .

  "Equity Interests" means Capital Interests and all warrants, options or other rights to acquire Capital Interests (but excluding any debt security that is convertible into, or exchangeable for Capital Interests).

  "Existing Indebtedness" means up to $    million in aggregate principal
amount of Indebtedness of the Partnership and its Subsidiaries (other than under the Credit Facility) in existence on the date of the Indenture, until such amounts are repaid.

  "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the reference Person or any of its Subsidiaries incurs, assumes, guarantees, redeems or repays any Indebtedness (other than revolving credit borrowings) subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date of the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption or repayment of Indebtedness as if the same had occurred at the beginning of the applicable reference period. The foregoing calculation of the Fixed Charge Coverage Ratio shall also give pro forma effect to acquisitions (including all mergers and consolidations), dispositions and discontinuance of operations that have been made by the reference Person or any of its Subsidiaries during the reference period or subsequent to such reference period and on or prior to the Calculation Date assuming that all such acquisitions, dispositions and discontinuance of operations had occurred on the first day of the reference period; provided, however, that Fixed Charges shall be reduced by amounts attributable to operations that are so disposed of or discontinued only to the extent that the obligations giving rise to such Fixed Charges would no longer be obligations contributing to the Partnership's Fixed Charges subsequent to the Calculation Date. If the applicable reference period for any calculation of the Fixed Charge Coverage Ratio with respect to the Partnership shall include a portion prior to the date of the Indenture, then such Fixed Charge Coverage Ratio shall be calculated based upon the Consolidated Cash Flow and the Fixed Charges of the Company for such portion of the reference period prior to the date of the Indenture and the Consolidated Cash Flow and the Fixed Charges of the Partnership for the remaining portion of the reference period on and after the date of the Indenture, giving pro forma effect, as described in the two foregoing sentences, to all applicable transactions occurring on the date of the Indenture or otherwise.

  "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (a) consolidated interest expense of such Person for such period, whether paid or accrued, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, non-cash interest payments, the interest component of all payments associated with Capital Lease Obligations and net payments (if any) pursuant to Hedging Obligations), (b) commissions, discounts and other fees and charges incurred with respect to letters of credit and bankers' acceptances financing,
(c) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or secured by a Lien on assets of such Person and (d) the product of (i) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Subsidiary) on any series of preferred stock of such Person, times (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect in the United States of America on the date of the Indenture.

  "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

  "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

  "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

  "Insurance Company Subsidiary" means Stratton Insurance Company, a Vermont corporation, a wholly owned subsidiary of the Partnership.

  "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

  "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

  "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any asset sale (including, without limitation, dispositions pursuant to sale and leaseback transactions), or (b) the disposition of any securities or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries, and (ii) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

  "Net Proceeds" means the aggregate cash proceeds received by the Partnership or any of its Subsidiaries in respect of any Asset Sale, net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets.

  "Non-Recourse Subsidiary" means (1) the Insurance Company Subsidiary and (2) any other Person that would otherwise be a Subsidiary of the Partnership but is designated as a Non-Recourse Subsidiary in a resolution of the Board of Directors of the General Partner, so long as (a) no portion of the Indebtedness or any other obligation (contingent or otherwise) of such Person (i) is guaranteed by the Partnership or any of its Subsidiaries, (ii) is recourse or obligates the Partnership or any of its Subsidiaries in any way or (iii) subjects any property or asset of the Partnership or any of its Subsidiaries, directly or indirectly, contingently or otherwise, to satisfaction thereof, (b) neither the Partnership nor any of its Subsidiaries has any contract, agreement, arrangement or understanding or is subject to an obligation of any kind, written or oral, with such Person other than on terms no less favorable to the Partnership and its Subsidiaries than those that might be obtained at the time from persons who are not Affiliates of the Partnership, (c) neither the Partnership nor any of its Subsidiaries has any obligation with respect to such Person (i) to subscribe for additional shares of Capital Stock or other Equity Interests therein or (ii) maintain or preserve such Person's financial condition or to cause such Person to achieve certain levels of operating or other financial results, and (d) such Person has no more than $1,000 of assets at the time of such designation.

  "Obligations" means any principal, premiums, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

  "Permitted Investments" means (a) any Investments in Cash Equivalents; (b) any Investments in the Partnership or in a Wholly Owned Subsidiary of the Partnership that is a Guarantor; (c) Investments by the Partnership or any Subsidiary of the Partnership in a Person, if as a result of such Investment
(i) such Person becomes a Wholly Owned Subsidiary of the Partnership and a Guarantor or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Partnership or a Wholly Owned Subsidiary of the Partnership that is a Guarantor; and (d) other Investments in Non-Recourse Subsidiaries of the Partnership that do not exceed $30 million at any time outstanding.

  "Permitted Liens" means (a) Liens existing on the date of the Indenture; (b) Liens in favor of the Issuers or Liens to secure Indebtedness of a Subsidiary of the Partnership to the Partnership or a Wholly Owned Subsidiary of the Partnership; (c) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Partnership or any Subsidiary of the Partnership; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Partnership; (d) Liens on property existing at the time of acquisition thereof by the Partnership or any Subsidiary of the Partnership; provided that such Liens were in existence prior to the contemplation of such acquisition; (e) Liens on any property or asset acquired by the Partnership or any of its Subsidiaries in favor of the seller of such property or asset and construction mortgages on property, in each case, created within six months after the date of acquisition, construction or improvement of such property or asset by the Partnership or such Subsidiary to secure the purchase price or other obligation of the Partnership or such Subsidiary to the seller of such property or asset or the construction or improvement cost of such property in an amount up to 80% of the total cost of the acquisition, construction or improvement of such property or asset; provided that in each case, such Lien does not extend to any other property or asset of the Partnership and its Subsidiaries; (f) Liens incurred or pledges and deposits made in connection with worker's compensation, unemployment insurance and other social security benefits and Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature, in each case, incurred in the ordinary course of business; (g) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (h) Liens imposed by law, such as mechanics', carriers', warehousemen's, materialmen's, and vendors' Liens, incurred in good faith in the ordinary course of business;
(i) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property or minor irregularities of title incident thereto that do not, in the aggregate, materially detract from the value of the property or the assets of the Partnership or any of its Subsidiaries or impair the use of such property in the operation of the business of the Partnership or any of its Subsidiaries; (j) Liens of landlords or mortgagees of landlords, arising solely by operation of law, on fixtures and movable property located on premises leased by the Partnership or any of its Subsidiaries in the ordinary course of business; (k) financing statements granted with respect to personal property leased by the Partnership and its Subsidiaries in the ordinary course of business to the owners of such personal property, provided that such financing statements are granted solely in connection with such leases and not the borrowing of money or the obtaining of advances or credit; (l) judgment Liens to the extent that such judgments do not cause or constitute a Default or an Event of Default; (m) Liens incurred in the ordinary course of business of the Partnership or any Subsidiary of the Partnership with respect to obligations that do not exceed $5 million in the aggregate at any one time outstanding and that (i) are not incurred in connection with the borrowing of money or the obtaining of advances or credit

(other than trade credit in the ordinary course of business) and (ii) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Partnership or such Subsidiary; (n) Liens securing Indebtedness incurred to refinance Indebtedness that has been secured by a Lien permitted under the Indenture, provided that
(i) any such Lien shall not extend to or cover any assets or property not securing the Indebtedness so refinanced and (ii) the refinancing Indebtedness secured by such Lien shall have been permitted to be incurred under the "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant and shall not have a principal amount in excess of the Indebtedness so refinanced; and
(o) any extension or renewal, or successive extensions or renewals, in whole or in part, of Liens permitted pursuant to the foregoing clauses (a) through (m); provided that no such extension or renewal Lien shall (i) secure more than the amount of Indebtedness or other obligations secured by the Lien being so extended or renewed or (ii) extend to any property or assets not subject to the Lien being so extended or renewed.

  "Permitted Refinancing Indebtedness" means any Indebtedness of the Partnership or any Subsidiary of the Partnership issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Partnership or any of its Subsidiaries (other than Indebtedness under the Credit Facility) or the Indebtedness represented by the then outstanding existing Subordinated Debentures of the Company; provided that (a) the principal amount of such Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (b) such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (c) such Indebtedness is subordinated in right of payment to the Senior Notes on terms at least as favorable to the Holders of Senior Notes as those, if any, contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (d) such Indebtedness is incurred by the Partnership or the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

  "Permitted Senior Debt" means, with respect to any Person, (i) any Acquired Debt of such Person, (ii) any Indebtedness incurred by such Person, the proceeds of which are applied solely to finance capital expenditures made to improve or enhance the existing capital assets of such Person or to acquire or construct new capital assets (but excluding capital expenditures necessary to maintain the existing capital assets of such Person) and (iii) any Indebtedness incurred by such Person, the proceeds of which are used solely for working capital purposes.

  "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

  "Restricted Investment" means an Investment other than a Permitted
Investment.

  "Senior Debt" means, without duplication, (i) the Senior Notes, (ii) all other Indebtedness of the Partnership or Finance Corp., unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Notes and (iii) all Indebtedness of Subsidiaries of the Partnership, other than Finance Corp.

  "Significant Subsidiary" means any Subsidiary of the Partnership that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

  "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof. Notwithstanding the foregoing, any Subsidiary of the Partnership that is designated a Non-Recourse Subsidiary pursuant to the definition thereof shall not thereafter be deemed a Subsidiary of the Partnership.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (x) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (y) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding principal amount of such Indebtedness.

  "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Interests or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following summary describes the principal federal income tax consequences of ownership and disposition of the Senior Notes to Holders who are initial holders and who purchase the Senior Notes at the "issue price" (as defined below) and certain federal income tax issues affecting the Partnership. This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this Prospectus may affect the tax consequences described herein. This summary discusses only Senior Notes that are held as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a Holder in light of its particular circumstances or to Holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities and foreign persons. This summary also does not discuss any aspects of state, local or foreign tax laws.

  PERSONS CONSIDERING THE PURCHASE OF SENIOR NOTES SHOULD CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

CLASSIFICATION OF PARTNERSHIP

  Concurrently with the closing of this Offering, the Partnership will receive an opinion of counsel that, based on certain representations by the General Partner, under current law the Partnership will be classified as a partnership for federal income tax purposes. No ruling has been requested from the Internal Revenue Service ("IRS") with respect to the classification of the Partnership as a partnership for federal income tax purposes and there can be no assurance that the IRS will not challenge this position or that a court would not sustain such a challenge. In addition, the continued applicability of counsel's opinion is conditioned upon continued compliance by the Partnership with certain representations by the General Partner. If the Partnership were treated as an association or otherwise taxable as a corporation in any taxable year, its items of income, gain, loss, deduction and credit would be reflected only on its tax return rather than being passed through to the Unitholders, and the Partnership would be taxable on its net income at corporate rates.

PAYMENTS OF INTEREST

  Interest paid on a Senior Note will generally be taxable to a Holder as ordinary interest income at the time it accrues or is received in accordance with the Holder's method of accounting for federal income tax purposes.

AMORTIZABLE BOND PREMIUM

  If a Holder purchases a Senior Note for an amount that is greater than its principal amount, such Holder will be considered to have purchased such Senior Note with "amortizable bond premium" equal in amount to such excess, and may elect (in accordance with applicable Code provisions) to amortize such premium, using a constant-yield method, over the term of the Senior Note. Because the Senior Notes are redeemable prior to maturity, the amount of amortizable bond premium will be determined with reference to the amount payable on the earlier redemption date if such determination results in a smaller premium attributable to the period ending on the earlier redemption date. A Holder who elects to amortize bond premium must reduce its tax basis in the Senior Note by the amount of the premium amortizable in any year. Amortizable bond premium is treated as an offset to interest received on the obligation rather than as an interest deduction, except as provided in the Treasury Regulations. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the taxpayer and may be revoked only with the consent of the IRS.

SALE, RETIREMENT OR OTHER TAXABLE DISPOSITION OF THE SENIOR NOTES

  Upon the sale, retirement or other taxable disposition of a Senior Note, a Holder will recognize taxable gain or loss equal to the difference between (a) the amount of cash and the fair market value of property received (not including any amount attributable to accrued interest not previously included in income) in exchange therefor and (b) such Holder's adjusted tax basis in the Senior Note. A Holder's adjusted tax basis in a Senior Note will equal the cost of the Senior Note to such Holder reduced by any amortized premium and any principal payments previously received by the Holder.

  Any gain or loss recognized on the sale, retirement or other taxable disposition of a Senior Note will be capital gain or loss and will be long-term capital gain or loss if at the time of such sale, retirement or other taxable disposition the Senior Note has been held for more than one year.

SUBSEQUENT PURCHASERS

  The foregoing does not discuss special rules which may affect the treatment of purchasers that acquire Senior Notes other than at the time of original issuance at the issue price, including those provisions of the Code relating to the treatment of "market discount," "acquisition premium" and "amortizable bond premium." For example, the market discount provisions of the Code may require a subsequent purchaser of a Senior Note at a market discount to treat all or a portion of any gain recognized upon sale or other disposition of the Senior Note as ordinary income and to defer a portion of any interest expense that would otherwise be deductible on any indebtedness incurred or maintained to purchase or carry such Senior Note until the holder disposes of the Senior Note in a taxable transaction.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  Certain noncorporate Holders may be subject to backup withholding at a rate of 31% on payments of principal, premium and interest on, and the proceeds of disposition of, a Senior Note. Backup withholding will apply only if the Holder
(i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be his Social Security number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that such Holder has failed to properly report payments of interest and dividends or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that such Holder is subject to backup withholding for failure to report interest and dividend payments. Holders should consult their tax advisers regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

  The amount of any backup withholding from a payment to a Holder will be allowed as a credit against such Holder's federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the IRS.

  THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE SENIOR NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") between the Issuers, and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and Goldman, Sachs & Co. as underwriters (collectively, the "Underwriters"), the Issuers have agreed to issue and sell to the Underwriters, and each Underwriter has severally agreed to purchase from the Issuers, the respective principal amounts of Senior Notes set forth opposite its name below:

                                                                    PRINCIPAL
      UNDERWRITERS                                                    AMOUNT
      Donaldson, Lufkin & Jenrette Securities Corporation......... $
      Goldman, Sachs & Co.........................................
                                                                   ------------
        Total..................................................... $250,000,000
                                                                   ============

  The Underwriting Agreement provides that the obligations of the several Underwriters are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the Senior Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, all such Senior Notes must be so purchased.

  The Underwriters have advised the Issuers that the Underwriters propose to offer the Senior Notes to the public initially at the price set forth on the cover page of this Prospectus and to certain dealers (who may include the
Underwriters) at such offering price less a concession not to exceed    % of
the principal amount of the Senior Notes. The Underwriters may allow and such
dealers may reallow discounts not in excess of    % of such principal amount to
any other Underwriter and certain other dealers. After the initial public offering, the public offering price and such concessions may be changed at any time without notice. The Underwriters do not intend to confirm sales of Senior Notes offered hereby to any account over which they exercise discretionary authority.

  The Senior Notes will constitute a new class of securities with no established trading market. The Issuers do not intend to list the Senior Notes on any national securities exchange or to seek the admission of the Senior Notes for quotation and trading in the Nasdaq National Market. The Issuers have been advised by the Underwriters that following the completion of the Offering, the Underwriters currently intend to make a market in the Senior Notes. However, the Underwriters are not obligated to do so and any market-making activities with respect to the Senior Notes may be discontinued at any time without notice at the Underwriters' sole discretion. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, no assurance can be given as to the liquidity of or the trading market for the Senior Notes.

  The Issuers have agreed to indemnify the Underwriters against certain liabilities in connection with the offer and sale of the Senior Notes, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

  Each of the Underwriters is acting as an underwriter in connection with the concurrent offering of Common Units by the Master Partnership and will receive underwriting discounts and commissions in connection therewith. See "The Transactions." In addition, the Company has retained DLJ as Dealer/Manager for the Tender Offer.

                                 LEGAL MATTERS

  Certain legal matters relating to the Senior Notes being offered hereby are being passed upon for the Issuers by Smith, Gill, Fisher & Butts, P.C., Kansas City, Missouri. The validity of the Senior Notes is being passed upon for the Underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

  The consolidated financial statements of Ferrellgas, Inc. as of July 31, 1992 and 1993 and for each of the three years in the period ended July 31, 1993 included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement (which reports expressed an unqualified opinion and included explanatory paragraphs concerning an uncertainty involving an income tax matter and the change in the Company's method of accounting for income taxes) have been audited by Deloitte & Touche, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                FERRELLGAS L.P.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
Ferrellgas L.P. Pro Forma Financial Statements (Unaudited):
  Pro Forma Balance Sheet--January 31, 1994...............................  F-2
  Pro Forma Statements of Earnings--Six Months Ended January 31, 1994 and
   Year Ended July 31, 1993...............................................  F-3
  Notes to Pro Forma Financial Statements.................................  F-4
Ferrellgas, Inc. Historical Consolidated Financial Statements:
  Independent Auditors' Report............................................  F-6
  Consolidated Balance Sheet--July 31, 1993 and 1992......................  F-7
  Consolidated Statement of Operations....................................  F-8
  Consolidated Statements of Cash Flows--Years Ended July 31, 1993, 1992
   and 1991...............................................................  F-9
  Consolidated Statement of Stockholder's Equity--Years Ended July 31,
   1993, 1992 and 1991.................................................... F-10
  Notes to Consolidated Financial Statements.............................. F-11
Ferrellgas, Inc.--Historical Consolidated Interim Financial Statements
 (Unaudited):
  Consolidated Balance Sheet--January 31,1994 and July 31, 1993........... F-20
  Consolidated Statement of Earnings--Six Months Ended January 31, 1994
   and 1993............................................................... F-21
  Consolidated Statement of Cash Flows--Six Months Ended January 31, 1994
   and 1993............................................................... F-22
  Notes to Consolidated Financial Statements.............................. F-23

  Ferrellgas, L.P. was legally formed on April 22, 1994, however it has been inactive to date and has no assets, liabilities, capital, revenues, expenses or contingent liabilities. Therefore separate financial statements of Ferrellgas, L.P. have not been included in this registration statement.

  Ferrellgas Finance Corp. was legally formed on April 28, 1994, however it has been inactive to date and has no assets, liabilities, capital, revenues, expenses or contingent liabilities. Therefore separate financial statements of Ferrellgas Finance Corp. have not been included in this registration statement.

                                FERRELLGAS, L.P.

                            PRO FORMA BALANCE SHEET

                             AS OF JANUARY 31, 1994
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                    COMPANY                          PARTNERSHIP
                                   HISTORICAL ADJUSTMENTS             PRO FORMA
             ASSETS
CURRENT ASSETS:
  Cash and short-term invest-
   ments.........................   $ 57,639   $ 260,314 (A)          $    --
                                                (260,345)(B)
                                                  (2,721)(C)
                                                 (54,887)(D)
  Accounts and notes receivable..    102,471        (500)(D)           101,971
  Inventories....................     40,627         --                 40,627
  Prepaid expenses and other cur-
   rent assets...................      2,835         --                  2,835
                                    --------   ---------              --------
    TOTAL CURRENT ASSETS.........    203,572     (58,139)              145,433
  Property, plant and equipment..    297,711         --                297,711
  Intangible assets..............     67,816         --                 67,816
  Investment in Class B redeem-
   able common stock of parent...     36,031     (36,031)(D)               --
  Other assets...................     21,866     (15,272)(B),(C),(D)     6,594
  Note receivable from parent....      4,000      (4,000)(D)               --
                                    --------   ---------              --------
    TOTAL ASSETS.................   $630,996   $(113,442)             $517,554
                                    ========   =========              ========
     LIABILITIES AND SPONSOR
     EQUITY/PARTNERS' CAPITAL
CURRENT LIABILITIES:
  Accounts payable...............   $ 69,571   $     --               $ 69,571
  Short-term debt................        --       46,045 (C)            46,045
  Current portion of long-term
   debt..........................      1,604         --                  1,604
  Accrued interest expense.......     10,397     (10,266)(B),(C)           131
  Other current liabilities......     18,015         --                 18,015
  Payable to parent..............        967         --                    967
                                    --------   ---------              --------
    TOTAL CURRENT LIABILITIES....    100,554      35,779               136,333
  Long-term debt.................    488,841    (235,883)(B),(C)       252,958
  Other liabilities..............     10,154         --                 10,154
  Deferred income taxes..........      6,045      (6,045)(D)               --
SPONSOR EQUITY/PARTNERS' CAPITAL:
  Equity of sponsor..............     25,402     260,314 (A)               --
                                                 (25,914)(B)
                                                 (39,944)(C)
                                                (101,749)(D)
                                                (118,109)(E)
PARTNERS' CAPITAL:
  Limited partner................        --      116,916 (E)           116,916
  General partner................        --        1,193 (E)             1,193
                                    --------   ---------              --------
    TOTAL SPONSOR
     EQUITY/PARTNERS' CAPITAL....     25,402      92,707               118,109
                                    --------   ---------              --------
    TOTAL LIABILITIES AND SPONSOR
     EQUITY/PARTNERS' CAPITAL....   $630,996   $(113,442)             $517,554
                                    ========   =========              ========

           See accompanying notes to pro forma financial statements.

                                FERRELLGAS, L.P.

                        PRO FORMA STATEMENTS OF EARNINGS
                          (IN THOUSANDS, EXCEPT RATIO)
                                  (UNAUDITED)

                               YEAR ENDED JULY 31, 1993        SIX MONTHS ENDED JANUARY 31, 1994
                          ------------------------------------ ------------------------------------
                           COMPANY                 PARTNERSHIP  COMPANY                 PARTNERSHIP
                          HISTORICAL ADJUSTMENTS    PRO FORMA  HISTORICAL ADJUSTMENTS    PRO FORMA
REVENUES:
  Gas liquids and
   related product
   sales................   $516,891    $   --       $516,891    $289,795    $   --       $289,795
  Other.................     25,054        --         25,054      14,341        --         14,341
                           --------    -------      --------    --------    -------      --------
    Total revenues......    541,945        --        541,945     304,136        --        304,136
COSTS AND EXPENSES:
  Cost of product sold..    298,033        --        298,033     155,979        --        155,979
  Operating.............    139,617        --        139,617      73,926        --         73,926
  Depreciation and
   amortization.........     30,840        --         30,840      14,778        --         14,778
  General and
   administrative.......     10,079        500 (F)    10,579       5,872        250 (F)     6,122
  Vehicle leases........      4,823        --          4,823       2,144        --          2,144
                           --------    -------      --------    --------    -------      --------
    Total costs and
     expenses...........    483,392        500       483,892     252,699        250       252,949
                           --------    -------      --------    --------    -------      --------
OPERATING INCOME........     58,553       (500)       58,053      51,437       (250)       51,187
  Loss on disposal of
   assets...............     (1,153)       --         (1,153)       (410)       --           (410)
  Interest income.......      3,266     (2,461)(G)       805       1,693     (1,343)(G)       350
  Interest expense......    (60,071)    31,174 (H)   (28,897)    (29,824)    15,255 (H)   (14,569)
                           --------    -------      --------    --------    -------      --------
EARNINGS BEFORE INCOME
 TAXES AND EXTRAORDINARY
 ITEM...................        595     28,213        28,808      22,896     13,662        36,558
Income tax expense......        486       (486)(I)       --        8,853     (8,853)(I)       --
                           --------    -------      --------    --------    -------      --------
EARNINGS FROM CONTINUING
 OPERATIONS (BEFORE
 EXTRAORDINARY ITEM)....   $    109    $28,699        28,808    $ 14,043    $22,515        36,558
                           ========    =======                  ========    =======
GENERAL PARTNER'S
 INTEREST IN EARNINGS
 FROM CONTINUING
 OPERATIONS.............                                 291                                  369
                                                    --------                             --------
LIMITED PARTNERS'
 INTEREST IN NET
 EARNINGS FROM
 CONTINUING OPERATIONS..                            $ 28,517                             $ 36,189
                                                    ========                             ========
RATIO OF EARNINGS TO
 FIXED CHARGES..........                                 1.9x                                 3.2x
                                                    ========                             ========


           See accompanying notes to pro forma financial statements.

   FERRELLGAS, L.P. NOTES TO PRO FORMA FINANCIAL STATEMENTS JULY 31, 1993 AND
                                JANUARY 31, 1994
                    (DOLLARS IN THOUSANDS EXCEPT UNIT DATA)
                                  (UNAUDITED)

  The pro forma financial statements are based upon the historical financial position and results of operations of Ferrellgas, Inc. and its subsidiaries ("Ferrellgas"). The propane business of Ferrellgas will be owned and operated by a newly formed limited partnership (the "Partnership").

  Ferrellgas will convey substantially all of its assets to the Partnership (excluding cash, receivables from parent and affiliates and an investment in the Class B Stock of parent) and the Partnership will assume all of the liabilities associated with the business that are reflected or should be reflected on the balance sheet of the Company prepared in accordance with generally accepted accounting principles (excluding income tax liabilities). In connection with the acquisition of the propane business, the Master Partnership will issue Common Units, Subordinated Units and Incentive Distribution Rights to Ferrellgas, as well as general partner interests in the Partnership and the Operating Partnership. Ferrellgas will make a dividend of the Common Units, Subordinated Units and Incentive Distribution Rights to its parent, Ferrell Companies, Inc.

  The Partnership has also agreed with Ferrellgas to be primarily responsible for all obligations of Ferrellgas under the approximately $490,445 of Ferrellgas long-term debt outstanding as of January 31, 1994. Substantially all of this long-term debt will be retired with the net proceeds from the sale by the Master Partnership of the Common Units (estimated to be approximately $260,314), and the net proceeds from the issuance of an aggregate principal amount of % Senior Notes due 2001 (the "Senior Notes") (estimated to be approximately $244,500 and assuming an interest rate of 9.75%) to be issued by the Operating Partnership concurrent with the closing of this offering.

  The following pro forma adjustments have been prepared as if the transactions to be effected at the closing of this offering and the offering of Common Units by the Master Partnership (assuming that the Underwriters' overallotment option is not exercised) had taken place on January 31, 1994, in the case of the pro forma consolidated balance sheet, or as of August 1, 1992, in the case of the pro forma consolidated statement of income for the year ended July 31, 1993, or as of August 1, 1993 in the case of the pro forma consolidated statement of income for the six months ended January 31, 1994. The adjustments are based upon currently available information and certain estimates and assumptions, and therefore the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial information.

  (A) Reflects the net proceeds to the Master Partnership of approximately $260,314 from the issuance and sale of 13,100,000 Common Units at an assumed offering price of $21.375 per Common Unit, net of the Underwriters' discount (estimated to be $18,200) and offering expenses (estimated to be $1,500), and a concurrent transfer of such net proceeds to the Partnership in return for an additional limited partnership interest in the Operating Partnership to the Master Partnership.

  (B) Reflects the retirement of $239,500 in aggregate principal amount of Existing Senior Notes and the payment of related accrued interest of $6,472, from the net proceeds from the sale by the Partnership of the Common Units and from borrowings on the Partnership Credit Facility of approximately $46,045. The early extinguishment of the Existing Senior Notes results in an extraordinary loss of approximately $25,914, resulting from prepayment premiums of $20,845 and the write-off of unamortized financing costs of $5,069.

  (C) Reflects the net proceeds to the Partnership of approximately $244,500 from the issuance of $250,000 of Senior Notes by the Partnership offered hereby, and proceeds from borrowings on the Partnership's Credit Facility borrowings of approximately of $46,045. The net proceeds from the issuance of the Senior Notes and Credit Facility borrowings are used to retire the $250,000 face amount (carrying amount of $246,383 million) Existing Subordinated Debentures, related consent solicitation and tender and consent fees and prepayment premiums on the Existing Subordinated Debentures and the payment of related accrued interest of $3,794. The early extinguishment of the Existing Subordinated Debentures results in an extraordinary loss of approximately $39,944, resulting from subordinated bondholder tender and consent fees of $32,500, prepayment premiums of $3,617, and write-off of unamortized financing costs of $3,827. The Operating Partnership will incur estimated additional financing costs of approximately $6,000 in connection with the issuance of the Senior Notes which will be deferred and amortized over the term of the indebtedness.

  (D) Reflects elimination of the assets, liabilities and equity of the Company that will not be conveyed to the Partnership, including approximately $54,887 of cash, receivables from parent and affiliates of $16,876, investment in Class B stock of Ferrell of $36,031, income tax liabilities of $6,045 and equity of the Company of $101,749.

  (E) Reflects the allocation of Partnership equity resulting from the completion of the transactions associated with the closing of this offering, using the following relative partnership interests: (1) general partner interest in the Partnership equal to 1.0101% of total partners' capital; and
(2) limited partner interest in the Partnership equal to 98.9899%.

  (F) Reflects estimated incremental general and administrative costs (e.g. costs of tax return preparation and annual and quarterly reports to Unitholders, investor relations and registrar and transfer agent fees) associated with the Partnership at an annual rate of $500.

  (G) Reflects the reduction of interest income to the Partnership as a result of the reduction in cash balances available for short-term investment opportunity.

  (H) Reflects the adjustment to interest expense resulting from the transactions described in (B) and (C) above, reconciled as follows (in thousands):

                                                            YEAR
                                                            ENDED   SIX MONTHS
                                                            JULY       ENDED
                                                             31,    JANUARY 31,
                                                            1993       1994
Historical interest expense attributable to retired debt:
  Interest expense on senior notes........................ $26,741    $12,796
  Interest expense on subordinated debentures.............  29,063     14,531
  Amortization of note discount and financing costs.......   2,577      1,473
                                                           -------    -------
                                                            58,381     28,800
                                                           -------    -------
Pro forma interest expense applicable to the Partnership:
  Interest expense at 9.75% per annum on the Senior Notes. (24,372)   (12,186)
  Amortization of note discount and financing costs on all
   indebtedness...........................................    (600)      (300)
  Interest attributable to Credit Facility................  (2,235)    (1,059)
                                                           -------    -------
                                                           (27,207)   (13,545)
                                                           -------    -------
  Pro forma interest expense reductions................... $31,174    $15,255
                                                           =======    =======

  (I) Reflects the elimination of the provision for current and deferred income taxes as income taxes will be borne by the partners and not the Partnership.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Ferrellgas, Inc.
Liberty, Missouri

  We have audited the accompanying consolidated balance sheet of Ferrellgas, Inc. (a wholly owned subsidiary of Ferrell Companies, Inc.) and subsidiaries as of July 31, 1993 and 1992, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended July 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ferrellgas, Inc. and subsidiaries as of July 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1993, in conformity with generally accepted accounting principles.

  As discussed in Note H to the consolidated financial statements, the Internal Revenue Service has proposed certain adjustments to the Company's consolidated income tax returns for the years ended July 31, 1987 and 1986. The ultimate outcome of this matter cannot presently be determined. Accordingly, no provision for any loss that may result upon resolution of this matter has been made in the accompanying consolidated financial statements.

  As discussed in Note A(6) to the consolidated financial statements, Ferrellgas, Inc. and subsidiaries changed its method of accounting for income taxes, effective August 1, 1992, to conform with Statement of Financial Accounting Standards No. 109.

DELOITTE & TOUCHE
Kansas City, Missouri
November 5, 1993

                                FERRELLGAS, INC.
             (A WHOLLY OWNED SUBSIDIARY OF FERRELL COMPANIES, INC.)
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              AS OF JULY 31
                                                            ------------------
                          ASSETS                              1993      1992
                          ------                            --------  --------
CURRENT ASSETS:
  Cash and cash equivalents................................ $ 32,706  $ 27,959
  Short-term investments...................................   25,040    23,165
  Accounts and notes receivable including related party
   (1993--$500;
   1992--$1,000), less allowance for doubtful accounts
   (1993--$607;
   1992--$837).............................................   52,190    53,802
  Inventories..............................................   23,652    33,881
  Prepaid expenses and other current assets................    1,898     3,020
  Receivable from parent and affiliate (eliminated in con-
   solidation).............................................      916        26
                                                            --------  --------
    TOTAL CURRENT ASSETS...................................  136,402   141,853
Property, plant and equipment..............................  303,816   313,126
Intangible assets..........................................   72,537    82,448
Other assets, including notes receivable from related
 parties (1993--$10,909;
 1992--$10,088)............................................   21,833    23,137
Investment in Class B redeemable common stock of parent
 (eliminated
 in consolidation).........................................   36,031    32,813
Deferred income taxes......................................    2,757     2,094
Note receivable from parent (eliminated in consolidation)..      --      3,142
                                                            --------  --------
    TOTAL ASSETS........................................... $573,376  $598,613
                                                            ========  ========
           LIABILITIES AND STOCKHOLDER'S EQUITY
           ------------------------------------
CURRENT LIABILITIES:
  Accounts payable......................................... $ 32,946  $ 44,864
  Other current liabilities................................   29,048    29,016
                                                            --------  --------
    TOTAL CURRENT LIABILITIES..............................   61,994    73,880
Long-term debt.............................................  489,589   501,614
Other liabilities..........................................   10,434     8,907
Payable to parent (eliminated in consolidation)............      --      2,542
Note and accrued interest payable to parent and affiliate
 (eliminated
 in consolidation).........................................      --      2,862
STOCKHOLDER'S EQUITY:
  Common stock, one dollar par value; 10,000 shares autho-
   rized;
   990 shares issued.......................................        1         1
  Additional paid-in capital...............................   32,863    29,535
  Accumulated deficit......................................  (21,505)  (20,728)
                                                            --------  --------
    TOTAL STOCKHOLDER'S EQUITY.............................   11,359     8,808
                                                            --------  --------
    TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY............. $573,376  $598,613
                                                            ========  ========

                See notes to consolidated financial statements.

                                FERRELLGAS, INC.
             (A WHOLLY OWNED SUBSIDIARY OF FERRELL COMPANIES, INC.)
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                 (IN THOUSANDS)

                                                  FOR THE YEAR ENDED JULY 31
                                                  ----------------------------
                                                    1993      1992      1991
                                                  --------  --------  --------
REVENUES:
  Gas liquids and related products............... $516,891  $480,088  $515,507
  Other..........................................   25,054    21,041    28,426
                                                  --------  --------  --------
    Total revenues...............................  541,945   501,129   543,933
                                                  --------  --------  --------
COSTS AND EXPENSES:
  Cost of products sold..........................  298,033   267,279   297,968
  Operating......................................  139,617   134,165   129,684
  Depreciation and amortization..................   30,840    31,196    36,151
  General and administrative.....................   10,079     7,561    12,953
  Vehicle leases.................................    4,823     4,520     4,132
                                                  --------  --------  --------
    Total costs and expenses.....................  483,392   444,721   480,888
                                                  --------  --------  --------
OPERATING INCOME.................................   58,553    56,408    63,045
Loss on disposal of assets.......................   (1,153)   (1,959)   (2,842)
Interest income, including related parties
 (1993--$725; 1992--
 $890; 1991--$696), $208 and $70 eliminated in
 consolidation in
 1992 and 1991, respectively.....................    3,266     4,401     3,841
Interest expense, including parent and affiliate
 (1993--$153;
 1992--$180; 1991--$238) eliminated in consolida-
 tion............................................  (60,071)  (61,219)  (60,507)
                                                  --------  --------  --------
Earnings (loss) before income taxes and extraor-
 dinary loss.....................................      595    (2,369)    3,537
Income tax expense (benefit).....................      486      (669)    1,558
                                                  --------  --------  --------
Earnings (loss) before extraordinary loss........      109    (1,700)    1,979
Extraordinary loss on early extinguishment of
 debt, net of income
 taxes (1993--$543; 1992--$6,116)................      886     9,979        --
                                                  --------  --------  --------
NET EARNINGS (LOSS).............................. $   (777) $(11,679) $  1,979
                                                  ========  ========  ========

                See notes to consolidated financial statements.

                                FERRELLGAS, INC.
             (A WHOLLY OWNED SUBSIDIARY OF FERRELL COMPANIES, INC.)
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                 FOR THE YEAR ENDED JULY 31
                                                 -----------------------------
                                                   1993      1992       1991
                                                 --------  ---------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Earnings (loss) before extraordinary loss..... $    109  $  (1,700) $  1,979
  Reconciliation of earnings (loss) to net cash
   provided by operating activities:
    Depreciation and amortization...............   30,840     31,196    36,151
    Amortization of capitalized financing costs.    2,196      2,350     2,305
    Amortization of note discount...............      544        627       571
    Provision for losses on accounts receivable.    1,343      2,071     2,423
    Loss on disposal of assets..................    1,153      1,959     2,842
    Decrease (increase) in assets:
      Accounts and notes receivable.............     (252)    (1,475)  (10,001)
      Inventories...............................   10,229    (12,447)   (4,620)
      Prepaid expenses and other current assets.      977       (801)     (218)
    Increase (decrease) in liabilities:
      Accounts payable..........................  (11,918)     3,742     7,851
      Other current liabilities.................    1,729     (1,912)    9,780
      Other liabilities.........................      131        325       871
      Deferred income taxes.....................     (120)      (970)    1,006
                                                 --------  ---------  --------
Net cash provided by operating activities.......   36,961     22,965    50,940
                                                 --------  ---------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures..........................  (14,188)   (20,392)  (25,942)
  Net short-term investment activity............   (1,875)   (23,165)       --
  Proceeds from asset sales.....................    1,983      3,040     1,315
  Net additions to intangible assets............      (82)    (3,175)   (9,619)
  Net reductions (additions) to other assets....        1       (520)      (14)
                                                 --------  ---------  --------
Net cash used in investing activities...........  (14,161)   (44,212)  (34,260)
                                                 --------  ---------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Additions to long-term debt...................       81    246,804     3,202
  Reductions of long-term debt..................  (12,796)  (212,637)   (2,964)
  Additional payments to retire debt............   (1,195)   (11,983)       --
  Additions to financing costs..................     (627)    (4,918)     (644)
  Investment in Class B redeemable common stock
   of parent....................................   (3,218)    (9,092)   (7,249)
  Advances to related party.....................      (59)    (3,832)   (2,756)
  Advances from (to) parent and affiliates......     (239)    (2,907)      718
                                                 --------  ---------  --------
Net cash provided by (used in) financing
 activities.....................................  (18,053)     1,435    (9,693)
                                                 --------  ---------  --------
Increase (decrease) in cash and cash
 equivalents....................................    4,747    (19,812)    6,987
Cash and cash equivalents--beginning of year....   27,959     47,771    40,784
                                                 --------  ---------  --------
CASH AND CASH EQUIVALENTS--END OF YEAR.......... $ 32,706  $  27,959  $ 47,771
                                                 ========  =========  ========

                See notes to consolidated financial statements.

                                FERRELLGAS, INC.
             (A WHOLLY OWNED SUBSIDIARY OF FERRELL COMPANIES, INC.)
                                AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                           NUMBER OF        ADDITIONAL                 TOTAL
                            COMMON   COMMON  PAID-IN   ACCUMULATED STOCKHOLDER'S
                            SHARES   STOCK   CAPITAL     DEFICIT      EQUITY
                           --------- ------ ---------- ----------- -------------
BALANCE AUGUST 1, 1990...     990    $    1  $22,490    $(11,028)    $ 11,463
Capital contribution from
parent...................      --        --    6,687          --        6,687
Capital transaction--
 Ferrell Companies, Inc.
 Long-Term Incentive
 Plan....................      --        --    1,558          --        1,558
Net earnings.............      --        --       --       1,979        1,979
                              ---    ------  -------    --------     --------
BALANCE JULY 31, 1991....     990         1   30,735      (9,049)      21,687
Capital transaction--
 Ferrell Companies, Inc.
 Long-Term Incentive
 Plan....................      --        --   (1,200)         --       (1,200)
Net loss.................      --        --       --     (11,679)     (11,679)
                              ---    ------  -------    --------     --------
BALANCE JULY 31, 1992....     990         1   29,535     (20,728)       8,808
Capital contribution from
 parent..................      --        --    3,277          --        3,277
Capital transaction --
 Ferrell Companies, Inc.
 Long-Term Incentive
 Plan....................      --        --       51          --           51
Net loss.................      --        --       --        (777)        (777)
                              ---    ------  -------    --------     --------
BALANCE JULY 31, 1993....     990    $    1  $32,863    $(21,505)    $ 11,359
                              ===    ======  =======    ========     ========


                See notes to consolidated financial statements.

                                FERRELLGAS, INC.
             (A WHOLLY OWNED SUBSIDIARY OF FERRELL COMPANIES, INC.)
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED JULY 31, 1993, 1992 AND 1991

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) PRINCIPLES OF CONSOLIDATION:

  The consolidated financial statements include the accounts of Ferrellgas, Inc. and its subsidiaries (the "Company"). All material intercompany profits, transactions and balances have been eliminated.

(2) RECLASSIFICATIONS:

  Certain reclassifications have been made to the 1992 consolidated balance sheet and the 1992 and 1991 consolidated statement of cash flows in order to conform with the 1993 presentation.

(3) SHORT-TERM INVESTMENTS:

  Short-term investments consist of U.S. Treasury Bills and corporate commercial paper with remaining maturities as of July 31, 1993, ranging from approximately three to eight months. Short-term investments are carried at cost which approximates market value.

(4) INVENTORIES:

  Inventories are stated at the lower of cost or market using average cost and actual cost methods.

(5) PROPERTY, PLANT AND EQUIPMENT AND OTHER NONCURRENT ASSETS:

  Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets ranging from two to thirty years. Expenditures for maintenance and routine repairs are expensed as incurred.

  On August 1, 1991, the Company revised the estimated useful lives of storage tanks from twenty to thirty years in order to more closely reflect expected useful lives of the assets. The effect of this change in accounting estimate resulted in a favorable impact on loss before extraordinary loss of $3,763,000 for the year ended July 31, 1992.

  Intangible assets, consisting primarily of customer location values and goodwill, are stated at cost, net of amortization computed on the straight-line method over fifteen years for customer location values and forty years for goodwill. Accumulated amortization of intangible assets totaled $59,181,000 in 1993 and $49,188,000 in 1992.

  Other assets consist primarily of non-current notes receivable and deferred financing costs. The deferred financing costs are amortized using the effective interest method over the terms of the respective debt agreements. Accumulated amortization of other assets totaled $7,592,000 in 1993 and $5,286,000 in 1992.

(6) INCOME TAXES:

  The Company files a consolidated Federal income tax return with its parent and affiliates. Income taxes are computed as though each company filed its own income tax return.

                                FERRELLGAS, INC.
             (A WHOLLY OWNED SUBSIDIARY OF FERRELL COMPANIES, INC.)
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                FOR THE YEARS ENDED JULY 31, 1993, 1992 AND 1991

  Deferred income taxes are provided as a result of temporary differences between financial and tax reporting as described in NOTE G.

  Effective August 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109--Accounting for Income Taxes. The adoption of this statement changed the Company's method of accounting for income taxes from the deferred method, under APB 11, to the asset/liability method. Under SFAS No. 109, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The statement is adopted on a prospective basis and prior year amounts are not restated. The current year and cumulative effect of adopting the statement as of August 1, 1992, did not have a material impact on earnings or cash flow and is therefore not disclosed separately.

(7) CONSOLIDATED STATEMENT OF CASH FLOWS:

  For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

  Interest paid during 1993, 1992 and 1991 totaled $57,563,000, $59,054,000, and $51,518,000, respectively.

  In 1993 and 1991, the Company received capital contributions, as described in NOTE K, from its parent.

  In connection with the early extinguishment of certain senior notes in 1993 and the refinancing of subordinated debentures in 1992, as described in NOTE F, the Company recorded noncash extraordinary losses from the write-off of financing costs, net of income tax benefits of $145,000 and $2,550,000, respectively.

B. INVENTORIES:

                                                                 1993    1992
                                                                ------- -------
                                                                (IN THOUSANDS)
Liquified propane gas and related products..................... $19,378 $29,658
Appliances, parts and supplies.................................   4,274   4,223
                                                                ------- -------
                                                                $23,652 $33,881
                                                                ======= =======

C. PROPERTY, PLANT AND EQUIPMENT:

                                                                1993     1992
                                                              -------- --------
                                                               (IN THOUSANDS)
Land and improvements........................................ $ 18,459 $ 17,150
Buildings and improvements...................................   23,001   20,339
Vehicles.....................................................   37,564   39,205
Furniture and fixtures.......................................   16,402   14,194
Bulk equipment and market facilities.........................   33,612   32,051
Tanks and customer equipment.................................  314,127  313,634
Other........................................................    1,456       99
                                                              -------- --------
                                                               444,621  436,672
Less accumulated depreciation and amortization...............  140,805  123,546
                                                              -------- --------
                                                              $303,816 $313,126
                                                              ======== ========

                                FERRELLGAS, INC.
             (A WHOLLY OWNED SUBSIDIARY OF FERRELL COMPANIES, INC.)
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                FOR THE YEARS ENDED JULY 31, 1993, 1992 AND 1991

D. INVESTMENT IN CLASS B REDEEMABLE COMMON STOCK OF PARENT:

  The investment in Class B redeemable common stock of parent represents all of the authorized and issued shares of the parent's Class B redeemable common stock. All shares were purchased from unrelated parties and are recorded at historical cost. It is the intent of the parent to repay the Company the full amount of its investment in Class B redeemable common stock with funds from sources other than the Company. Upon redemption by the parent, the difference, if any, between the Company's cost and the redemption amount received from the parent will be recorded as a capital contribution from or dividend to the parent.

E. OTHER CURRENT LIABILITIES:

                                                                 1993    1992
                                                                ------- -------
                                                                (IN THOUSANDS)
Current portion of long-term debt.............................. $ 1,766 $ 1,912
Accrued insurance..............................................   8,846  10,515
Accrued interest...............................................  10,374  10,759
Accrued payroll................................................   3,273   2,122
Other..........................................................   4,789   3,708
                                                                ------- -------
                                                                $29,048 $29,016
                                                                ======= =======

F. LONG-TERM DEBT:

                                                                 1993     1992
                                                               -------- --------
                                                                (IN THOUSANDS)
Fixed rate senior notes, interest at 12%, due in August 1996.  $189,500 $200,000
Floating rate senior notes, interest at applicable LIBOR rate plus 2.25%
 (5.5% at July 31, 1993), due in August 1996.................    50,000   50,000
Senior subordinated debentures, interest at 11 5/8%,
 $250,000,000 face amount, due in December 2003..............   246,293  246,293
Notes payable, including approximately $2,975,000 and
 $3,848,000 secured by property and equipment, interest rates ranging from noninterest-bearing to 12%, due on various
 dates through 2001..........................................     5,562    7,233
                                                               -------- --------
                                                                491,355  503,526
Less current portion.........................................     1,766    1,912
                                                               -------- --------
                                                               $489,589 $501,614
                                                               ======== ========

  In fiscal year 1993, the Company redeemed $10,500,000 of its fixed rate senior notes, at an approximate aggregate redemption price of 111.35% of face value, together with accrued interest. The early extinguishment of senior notes resulted in an extraordinary loss from debt premium and write-off of financing costs of approximately $886,000, net of income tax benefit of $543,000.

  In December 1991, the Company issued, at 98.418% of face value, $250,000,000 of 11 5/8% senior subordinated debentures due 2003. A portion of the proceeds were used to redeem the Company's existing subordinated debt, together with a prepayment premium, leaving the remainder available to finance future acquisitions and for additional working capital purposes. The refinancing of the subordinated debt resulted

                                FERRELLGAS, INC.
             (A WHOLLY OWNED SUBSIDIARY OF FERRELL COMPANIES, INC.)
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                FOR THE YEARS ENDED JULY 31, 1993, 1992 AND 1991

in an extraordinary loss from prepayment premium and write-off of financing costs of approximately $9,979,000, net of income tax benefit of $6,116,000.

  The Company currently has a $50,000,000 bank credit facility which terminates July 31, 1995. The facility provides for a working capital facility and a letter of credit facility. At July 31, 1993, there were no borrowings outstanding under the then $45,000,000 working capital facility and letters of credit outstanding under the letter of credit facility, which are used primarily to secure obligations under certain insurance and leasing arrangements, totaled $36,116,000.

  The various agreements for the senior notes and bank credit facility have similar requirements for maintaining certain working capital and net worth amounts and meeting interest coverage tests. These loan agreements and the senior subordinated debentures also place various restrictions on the Company, the most restrictive relating to additional indebtedness and guarantees, sale and disposition of assets, intercompany transactions, common stock issuance, and essentially prohibit the payment of dividends. The Company is in compliance with all requirements, tests, limitations and covenants related to the senior notes and bank credit facility. The senior notes and bank credit agreement are collateralized by the stock of the Company.

  Annual principal payments on long-term debt for each of the next five fiscal years are $1,766,000 in 1994, $1,311,000 in 1995, $723,000 in 1996,
$239,795,000 in 1997 and $165,000 in 1998.

G. INCOME TAXES:

  Income tax expense (benefit) consists of:

                                                          1993    1992     1991
                                                         ------  -------  ------
                                                            (IN THOUSANDS)
Current................................................. $  606  $   301  $  552
Deferred................................................   (663)  (7,086)  1,006
                                                         ------  -------  ------
                                                         $ (57)  $(6,785) $1,558
                                                         ======  =======  ======
Allocated to:
  Operating activities.................................. $  486  $  (669) $1,558
  Extraordinary loss....................................   (543)  (6,116)     --
                                                         ------  -------  ------
                                                         $ (57)  $(6,785) $1,558
                                                         ======  =======  ======

  Deferred taxes result from temporary differences in the recognition of income and expense for tax and financial statement purposes. The significant temporary differences and related deferred tax provision (credits) are as follows:

                                                  1993     1992      1991
                                                 -------  -------  --------
                                                      (IN THOUSANDS)
Depreciation expense............................ $ 1,568  $ 7,010  $ 19,555
Net operating loss..............................  (1,975)  (9,055)  (15,539)
Net cash, accrual and other differences.........    (752)  (5,427)   (3,260)
Amortization....................................     496      386       250
                                                 -------  -------  --------
                                                 $ (663)  $(7,086) $  1,006
                                                 =======  =======  ========

                                FERRELLGAS, INC.
             (A WHOLLY OWNED SUBSIDIARY OF FERRELL COMPANIES, INC.)
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                FOR THE YEARS ENDED JULY 31, 1993, 1992 AND 1991

  For Federal income tax purposes, the Company has net operating loss carryforwards of approximately $226,000,000 available to offset future taxable income. These net operating loss carryforwards expire at various dates through 2008.

  A reconciliation between the effective tax rate and the statutory Federal rate of 34% follows:

                                          1993           1992           1991
                                      -------------  --------------  -----------
                                      AMOUNT    %    AMOUNT     %    AMOUNT  %
                                      ------  -----  -------  -----  ------ ----
                                                  (IN THOUSANDS)
Income tax expense (benefit) at
 statutory rate...................... $(284)  (34.0) $(6,278) (34.0) $1,202 34.0
State income taxes, net of Federal
 benefit.............................   182    21.8     (518)  (2.7)    310  8.7
Nondeductible meal and entertainment
 expense.............................    36     4.3       42     .2      41  1.2
Other................................     9     1.1      (31)   (.2)      5   .1
                                      -----   -----  -------  -----  ------ ----
                                      $ (57)   (6.8) $(6,785) (36.7) $1,558 44.0
                                      =====   =====  =======  =====  ====== ====

  The significant components of the net deferred tax asset included in the Consolidated Balance Sheet as of July 31, 1993, are as follows:

DEFERRED TAX ASSET (LIABILITY):
  Operating loss carry forwards....................................... $ 85,790
  Differences between book and tax basis of property..................  (86,533)
  Reserves not currently deductible...................................    6,767
  Other...............................................................   (3,267)
                                                                       --------
DEFERRED INCOME TAXES................................................. $  2,757
                                                                       ========

H. CONTINGENCIES AND COMMITMENTS:

  The Company is threatened with or named as a defendant in various lawsuits which, among other items, claim damages for product liability. It is not possible to determine the ultimate disposition of these matters; however, after taking into consideration the Company's insurance coverage and its existing reserves, management is of the opinion that there are no known uninsured claims or known contingent claims that are likely to have a material adverse effect on the results of operations or financial condition of the Company.

  The Internal Revenue Service ("IRS") has examined the Company's consolidated income tax returns for the years ended July 31, 1987 and 1986, and has proposed certain adjustments which relate principally to the purchase price allocations for an acquisition made during 1987. The IRS has proposed to disallow $61 million of deductions taken or to be taken for depreciation of customer tanks for which the Company asserts the methods and principles used during the valuation of the customer tanks are defensible. Also, the IRS has proposed to disallow $90 million of deductions for amortization of customer relationships taken or to be taken on the Company's consolidated income tax returns. On April 20, 1993, the United States Supreme Court held in Newark Morning Ledger v. United States that a taxpayer may amortize customer based intangibles if that taxpayer can prove such intangibles are capable of being valued and the value diminishes over time. The Company contends it has met this burden of proof and feels this recent Supreme Court decision supports the

                                FERRELLGAS, INC.
             (A WHOLLY OWNED SUBSIDIARY OF FERRELL COMPANIES, INC.)
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                FOR THE YEARS ENDED JULY 31, 1993, 1992 AND 1991

positions taken during the Company's allocation of purchase price to customer relationships. The Company intends to vigorously defend against these proposed adjustments and is in the process of protesting these adjustments through the appeals process of the IRS. At this time, it is not possible to determine the ultimate resolution of this matter.

  Certain property and equipment is leased under noncancellable operating leases which require fixed monthly rental payments and which expire at various dates through 2016. Rental expense under these leases totalled $10,903,000 in 1993, $10,317,000 in 1992, and $9,334,000 in 1991. Future minimum lease commitments for such leases are $9,325,000 in 1994, $7,251,000 in 1995, $6,132,000 in 1996, $4,452,000 in 1997, and $3,268,000 in 1998.

I. EMPLOYEE BENEFITS:

  The Company and its parent have a defined contribution profit-sharing plan which covers substantially all employees with more than one year of service. Contributions are made to the plan at the discretion of the parent's Board of Directors. This plan also provides for matching contributions under a cash or deferred arrangement (401(k) plan) based upon participant salaries and employee contributions to the plan. Total contributions under the profit sharing provision of the plan in 1993, 1992 and 1991 were $1,000,000, $2,711,000 and
$2,200,000, respectively. Company matching contributions to the plan under the 401(k) provision of the plan in 1993, 1992 and 1991 were $1,541,000, $1,420,000 and $1,398,000, respectively.

  The Company has a defined benefit plan that provides participants who were covered under a previously terminated plan with a guaranteed retirement benefit at least equal to the benefit they would have received under the terminated plan. Benefits under the terminated plan are determined by years of credited service and salary levels. The Company's funding policy for this plan is to contribute amounts deductible for Federal income tax purposes. Plan assets consist primarily of corporate stocks and bonds, U.S. Treasury bonds and short-term cash investments.

  The actuarially computed pension expense for 1993, 1992 and 1991 is $243,000, $416,000 and $468,000, respectively. The net benefit obligation of the plan at July 31, 1993 and 1992, is $4,214,000 and $4,296,000, respectively, and is recorded as a liability in the accompanying consolidated financial statements.

  The following table sets forth the plan's projected funded status for the respective periods based on the most recent actuarial valuations:

ACTUARIALLY COMPUTED PENSION EXPENSE INCLUDES THE FOLLOWING COMPONENTS:

                                                            1993   1992   1991
                                                            -----  -----  -----
                                                             (IN THOUSANDS)
Service cost............................................... $ 285  $ 318  $ 361
Interest on obligations....................................   378    407    407
Actual return on plan assets...............................  (448)  (320)    92
Amortization and deferral of:
  Prior service cost.......................................   (31)     1      1
  Gain.....................................................   (98)   (98)   (83)
  Deferred asset gain/(loss)...............................   157    108   (310)
                                                            -----  -----  -----
ACTUARIALLY COMPUTED PENSION EXPENSE....................... $ 243  $ 416  $ 468
                                                            =====  =====  =====

                                FERRELLGAS, INC.
             (A WHOLLY OWNED SUBSIDIARY OF FERRELL COMPANIES, INC.)
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                FOR THE YEARS ENDED JULY 31, 1993, 1992 AND 1991

                                                                1993     1992
                                                               -------  -------
                                                               (IN THOUSANDS)
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATIONS:
  Vested benefit obligation................................... $ 2,215  $ 1,840
  Accumulated benefit obligation..............................   2,747    2,378
                                                               -------  -------
                                                               $ 4,962  $ 4,218
                                                               =======  =======
  Projected benefit obligation................................   4,917    4,981
  Less: plan assets at fair value.............................  (3,605)  (2,727)
  Benefit obligation in excess of plan assets.................   1,312    2,254
  Unrecognized prior service cost.............................     329      (12)
  Unrecognized gain...........................................   2,573    2,054
                                                               -------  -------
ACCRUED BENEFIT OBLIGATION.................................... $ 4,214  $ 4,296
                                                               =======  =======

  The actuarial computations assumed a discount rate, annual salary increase and expected long-term rate of return on plan assets of 8%, 5% and 9.5%, respectively, for fiscal year 1993 and 1992 and 8.5%, 5.5% and 9.5%, respectively, for fiscal year 1991.

  In fiscal 1987, Ferrell Companies, Inc. (Ferrell) established the Ferrell Companies, Inc. Long-Term Incentive Plan (the Plan). The Plan provides long-term incentives to officers and executives of Ferrell and its subsidiaries in the form of units (Equity Units). The Plan provides for the redemption of the Equity Units after July 31, 1996, based upon the excess of an appraised value as of July 31, 1996, over a minimum value established at Plan inception. Earned awards are 100% vested by the participants at July 31, 1993.

  Because the participants are primarily employees of Ferrellgas, compensation expense charges (credits) representing increases (decreases) in the estimated value of the vested Equity Units are recorded by the Company. Compensation expense charged (credited) to income was $80,000, $(1,934,000) and $2,508,000, respectively, for the three fiscal years ended July 31, 1993, 1992 and 1991.

J. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

  The Company provides certain medical benefits to a closed group of retired employees. The medical care benefits are recognized as an expense as claims are incurred.

  Statement of Financial Accounting Standards No. 106--Employers' Accounting for Postretirement Benefits Other Than Pensions, which is effective for the fiscal year ending July 31, 1994, requires accrual of postretirement benefits (such as health care benefits) during the years an employee provides services. Upon adoption of this statement in 1994, the Company may immediately recognize the accumulated obligation for postretirement benefits at the date of implementation or amortize the obligation over a period not to exceed the remaining life expectancy of the plan participants (since all of the plan participants are retired). Management estimates the accumulated obligation for postretirement benefits to be approximately $2,714,000. If the Company elects to amortize, rather than immediately recognize the accumulated obligation, there would not be any difference in the amount currently charged to expense to reflect the cost of providing postretirement benefits to this group of plan participants. Management is currently evaluating the two alternatives for recognizing this obligation.

                                FERRELLGAS, INC.
             (A WHOLLY OWNED SUBSIDIARY OF FERRELL COMPANIES, INC.)
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                FOR THE YEARS ENDED JULY 31, 1993, 1992 AND 1991

K. TRANSACTIONS WITH RELATED PARTIES:

  All notes receivable from related parties bear interest at the prime rate plus 1.375% (7.375% at July 31, 1993) except for one note totaling $6,647,000 which bears interest at the prime rate (6% at July 31, 1993).

  In 1993 and 1991, the Company received capital contributions from its parent. In 1993, the contribution consisted of (i) the forgiveness of a $3,015,000 long-term note payable to affiliate, including interest, and (ii) a $262,000 note receivable from affiliate. In 1991, the contribution consisted of forgiveness of $6,687,000 long-term note payable to parent, including interest.

  In the second and third quarter of fiscal year 1993, Ferrell Leasing Corporation, a subsidiary of Ferrell Properties, Inc., sold to the Company for the fair market value of $4,100,000, the land and two buildings comprising the Company's corporate headquarters in Liberty, Missouri. James E. Ferrell, a director and executive officer in the Company, owns all of the issued and outstanding stock of Ferrell Properties, Inc. Prior to the purchase of the buildings, the Company paid rent to Ferrell Leasing of $403,000, $692,000 and $661,000 in fiscal years 1993, 1992 and 1991, respectively.

  A. Andrew Levison, a director of the parent, is a Managing Director of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). DLJ acted as placement agent with regard to the senior subordinated notes issued in December 1991.

  The law firm of Smith, Gill, Fisher & Butts, a Professional Corporation, is general counsel to each of the Company, the parent and their respective subsidiaries and affiliates. David S. Mouber, a director of the parent, is a member of such law firm. During the three fiscal years ended July 31, 1993, 1992 and 1991, such law firm was paid $1,381,000, $2,189,000 and $2,776,000, respectively, in fees by the Company, the parent and their respective subsidiaries.

L. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

  In fiscal year 1993, the Company adopted Statement of Financial Accounting Standards No. 107--Disclosures about Fair Value of Financial Instruments which requires disclosing the fair value of financial instruments which can be reasonably determined. These disclosures are not required for prior years' financial statements that are being presented for comparative purposes.

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

    Current Assets. The carrying amount of cash and cash equivalents and short-term investments approximates fair value because of the short maturity of those instruments.

    Long-term Debt. The estimated fair value of the Company's long-term debt is $539,651,000 as of July 31, 1993. The fair value is estimated based on quoted market prices and discounted cash flows.

                                FERRELLGAS, INC.
             (A WHOLLY OWNED SUBSIDIARY OF FERRELL COMPANIES, INC.)
                                AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                FOR THE YEARS ENDED JULY 31, 1993, 1992 AND 1991

M. SUMMARIZED FINANCIAL DATA--FERRELL COMPANIES, INC. AND SUBSIDIARIES:

  The Company is the sole operating subsidiary of Ferrell Companies, Inc. Summarized consolidated financial information for Ferrell Companies, Inc. and subsidiaries is presented below:

                                                     1993      1992      1991
                                                   --------  --------  --------
                                                         (IN THOUSANDS)
SUMMARY OF OPERATIONS:
  Operating revenues.............................. $542,116  $501,297  $544,021
  Operating expenses..............................  483,782   445,048   481,246
  Earnings (loss) before extraordinary loss.......      174    (1,653)    2,102
  Extraordinary loss..............................     (886)   (9,979)       --
  Net earnings (loss).............................     (712)  (11,632)    2,102
                                                     1993      1992
                                                   --------  --------
                                                     (IN THOUSANDS)
SUMMARY OF FINANCIAL POSITION:
  Current assets.................................. $136,373  $142,161
  Non-current assets..............................  401,702   423,906
  Current liabilities.............................   62,804    74,517
  Non-current liabilities and equity..............  475,271   491,550

                                FERRELLGAS, INC.
             (A WHOLLY OWNED SUBSIDIARY OF FERRELL COMPANIES, INC.)
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)
                                  (UNAUDITED)

                                                          JANUARY 31, JULY 31,
                         ASSETS                              1994       1993
                         ------                           ----------- --------
CURRENT ASSETS:
  Cash and cash equivalents..............................  $ 30,107   $ 32,706
  Short-term investments.................................    27,532     25,040
  Accounts and notes receivable..........................   102,471     52,190
  Inventories............................................    40,627     23,652
  Prepaid expenses and other current assets..............     2,835      1,898
  Receivable from parent and affiliate...................        --        916
                                                           --------   --------
    TOTAL CURRENT ASSETS.................................   203,572    136,402
  Property, plant and equipment..........................   297,711    303,816
  Intangible assets......................................    67,816     72,537
  Investment in Class B redeemable common stock of par-
   ent...................................................    36,031     36,031
  Other assets...........................................    21,866     21,833
  Note receivable from parent............................     4,000         --
  Deferred income taxes..................................        --      2,757
                                                           --------   --------
    TOTAL ASSETS.........................................  $630,996   $573,376
                                                           ========   ========
          LIABILITIES AND STOCKHOLDER'S EQUITY
          ------------------------------------
CURRENT LIABILITIES:
  Accounts payable.......................................  $ 69,571   $ 32,946
  Payable to parent and affiliate........................       967         --
  Current portion of long-term debt......................     1,604      1,766
  Accrued interest expense...............................    10,397     10,374
  Other current liabilities..............................    18,015     16,908
                                                           --------   --------
    TOTAL CURRENT LIABILITIES............................   100,554     61,994
  Long-term debt.........................................   488,841    489,589
  Other liabilities......................................    10,154     10,434
  Deferred income taxes..................................     6,045         --
STOCKHOLDER'S EQUITY:
  Common stock, one dollar par value; 10,000 shares au-
   thorized; 990 shares issued and outstanding...........         1          1
  Additional paid-in capital.............................    32,863     32,863
  Accumulated deficit....................................    (7,462)   (21,505)
                                                           --------   --------
    TOTAL STOCKHOLDER'S EQUITY...........................    25,402     11,359
                                                           --------   --------
    TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY...........  $630,996   $573,376
                                                           ========   ========

                 See notes to consolidated financial statements

                                FERRELLGAS, INC.
             (A WHOLLY OWNED SUBSIDIARY OF FERRELL COMPANIES, INC.)
                                AND SUBSIDIARIES

                       CONSOLIDATED STATEMENT OF EARNINGS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                           FOR THE SIX MONTHS
                                                                  ENDED
                                                         -----------------------
                                                         JANUARY 31, JANUARY 31,
                                                            1994        1993
                                                         ----------- -----------
REVENUES:
  Gas liquids and related product sales.................  $289,795    $292,172
  Other.................................................    14,341      15,824
                                                          --------    --------
    TOTAL REVENUES......................................   304,136     307,996
COSTS AND EXPENSES:
  Cost of product sold..................................   155,979     169,686
  Operating.............................................    73,926      72,296
  Depreciation and amortization.........................    14,778      15,637
  General and administrative............................     5,872       4,957
  Vehicle leases........................................     2,144       2,411
                                                          --------    --------
    TOTAL COSTS AND EXPENSES............................   252,699     264,987
                                                          --------    --------
OPERATING INCOME........................................    51,437      43,009
  Loss on disposal of assets............................      (410)       (519)
  Interest income.......................................     1,693       1,408
  Interest expense......................................   (29,824)    (30,089)
                                                          --------    --------
EARNINGS BEFORE INCOME TAXES............................    22,896      13,809
  Income tax expense....................................     8,853       5,431
                                                          --------    --------
NET EARNINGS............................................  $ 14,043    $  8,378
                                                          ========    ========


                See notes to consolidated financial statements.

                                FERRELLGAS, INC.
             (A WHOLLY OWNED SUBSIDIARY OF FERRELL COMPANIES, INC.)
                                AND SUBSIDIARIES
                                  (UNAUDITED)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                FOR THE SIX MONTHS ENDED
                                                ----------------------------
                                                JANUARY 31,     JANUARY 31,
                                                    1994            1993
                                                ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings.................................   $     14,043    $      8,378
  Reconciliation of net earnings to net cash
   from operating activities:
  Depreciation and amortization................         14,778          15,637
  Other........................................          2,604           3,010
Increase in assets:
  Accounts and notes receivable................        (50,888)        (34,987)
  Inventories..................................        (16,975)         (9,522)
  Prepaid expenses and other current assets....           (937)           (685)
Increase (decrease) in liabilities:
  Accounts payable.............................         36,625          10,288
  Accrued interest expense.....................             23             (80)
  Other current liabilities....................            978             674
  Other liabilities............................            119             334
  Deferred income taxes........................          8,802           5,161
                                                  ------------    ------------
    Net cash provided (used) by operating ac-
     tivities..................................          9,172          (1,792)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net short-term investment activity...........         (2,492)         19,208
  Capital expenditures.........................         (4,910)         (7,875)
  Proceeds from asset sales....................            425           1,526
  Additions to intangibles.....................            (12)             --
  Net additions to other assets................            (10)             --
                                                  ------------    ------------
    Net cash provided (used) by investing ac-
     tivities                                           (6,999)         12,859
CASH FLOWS FROM FINANCING ACTIVITIES:
  Reductions to long-term debt.................         (1,135)         (1,397)
  Additions to financing costs.................            (53)             (7)
  Reacquisition of Class B redeemable common
   stock.......................................             --          (1,351)
  Net advances to related party................         (1,467)            (42)
  Net advances to parent and affiliates........         (2,117)           (283)
                                                  ------------    ------------
    Net cash used by financing activities......         (4,772)         (3,080)
                                                  ------------    ------------
Increase (decrease) in cash and cash equiva-
 lents.........................................         (2,599)          7,987
Cash and cash equivalents--beginning of year...         32,706          27,959
                                                  ------------    ------------
CASH AND CASH EQUIVALENTS--END OF PERIOD.......   $     30,107    $     35,946
                                                  ============    ============

                See notes to consolidated financial statements.

                                FERRELLGAS, INC.
             (A WHOLLY OWNED SUBSIDIARY OF FERRELL COMPANIES, INC.)
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE SIX MONTHS ENDED JANUARY 31, 1994 AND 1993
                                  (UNAUDITED)

  A. Reference should be made to the Notes to Financial Statements for the fiscal years ending July 31, 1993, 1992 and 1991, included elsewhere in this Prospectus.

  B. The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the interim periods presented. All adjustments to the financial statements were of a normal, recurring nature.

  C. The propane industry is seasonal in nature with peak activity during the winter months. Therefore, the results of operations for the periods ended January 31, 1994 and 1993, are not necessarily indicative of the results to be expected for a full year.

  D. The Internal Revenue Service ("IRS") has examined the Company's consolidated income tax returns for the years ended July 31, 1987 and 1986, and has proposed certain adjustments which relate principally to the purchase price allocations for an acquisition made during 1987. The IRS has proposed to disallow $61 million of deductions taken or to be taken for depreciation of customer tanks for which the Company asserts the methods and principles used during the valuation of the customer tanks are defensible. Also, the IRS has proposed to disallow $90 million of deductions for amortization of customer relationships taken or to be taken on the Company's consolidated income tax returns. On April 20, 1993, the United States Supreme Court held in Newark Morning Ledger v. United States that a taxpayer may amortize customer based intangibles if that taxpayer can prove such intangibles are capable of being valued and the value diminishes over time. The Company contends it has met this burden of proof and feels this recent Supreme Court decision supports the positions taken during the Company's allocation of purchase price to customer relationships. The Company intends to vigorously defend against these proposed adjustments and is in the process of protesting these adjustments through the appeals process of the IRS. At this time, it is not possible to determine the ultimate resolution of this matter.

                                                                      APPENDIX A

                               GLOSSARY OF TERMS

  AVAILABLE CASH: Generally, for any quarter, all of the cash receipts of the Partnership during such quarter (other than cash receipts that are attributable to the liquidation of the Partnership) plus net reductions to reserves less all of its cash disbursements and net additions to reserves during such quarter, including, for the period from the closing of this offering through October 31, 1994, the cash balance of the Partnership on the date the Partnership commences operations. The full definition of Available Cash is set forth in the Partnership Agreement, a form of which is included as an exhibit to the Registration Statement of which this Prospectus is a part. The definition of Available Cash permits the General Partner to maintain reserves for distributions with respect to any of the next four succeeding quarters in order to reduce quarter-to-quarter variations in distributions. The General Partner has broad discretion in establishing reserves for other purposes, and its decisions regarding reserves could have a significant impact on the amount of Available Cash available for distribution.

  COMMON UNITS: The 13,100,000 Common Units (15,065,000 if the Underwriters' overallotment option is exercised in full) of the Master Partnership offered concurrently herewith and to be issued at the closing of this offering together with the 1,000,000 Common Units (if the Underwriters' overallotment option is exercised in full, all of such Common Units will be repurchased by the Partnership) to be held by Ferrell at the closing of this offering. Each Common Unit represents a fractional part of the partnership interests of all limited partners and assignees and has the rights and obligations specified with respect to Common Units in the Partnership Agreement.

  COMPANY: Ferrellgas, Inc., a Delaware corporation and a wholly owned subsidiary of Ferrell. Also referred to in this Prospectus as "Ferrellgas" and the "General Partner."

  CREDIT FACILITY: The working capital credit facility to be entered into by the Operating Partnership and one or more commercial banks to permit borrowings by the Operating Partnership of up to $150 million on a revolving line of credit and $20 million on a term basis.

  EBITDA: Earnings before interest, income taxes and depreciation and amortization, calculated as operating income plus depreciation and amortization excluding interest.

  FERRELL: Ferrell Companies, Inc., a Kansas corporation.

  FERRELLGAS: Ferrellgas, Inc., a Delaware corporation and a wholly owned subsidiary of Ferrell. Also referred to in this Prospectus as the "Company" and the "General Partner."

  FGP: The trading symbol for the Common Units on the NYSE.

  GENERAL PARTNER: Ferrellgas, a wholly owned subsidiary of Ferrell, and its successors as general partner of the Partnership.

  HOLDERS: Holders of the Senior Notes.

  INCENTIVE DISTRIBUTION RIGHTS: The right to receive specified incentive distributions of Available Cash constituting Cash from Operations if quarterly distributions of Available Cash constituting Cash from Operations exceed certain specified target levels, issued to Ferrellgas in connection with the transfer of its assets to the Partnership.

  INDENTURE: The indenture pursuant to which the Senior Notes will be issued (the form of which has been filed as an exhibit to the registration statement of which this Prospectus is a part).

  MASTER PARTNERSHIP: Ferrellgas Partners, L.P., a Delaware limited partnership.

  MINIMUM QUARTERLY DISTRIBUTION OR MQD: $0.50 per Unit with respect to each quarter, subject to adjustment as described in "Cash Distribution Policy-- Quarterly Distributions of Available Cash--Distributions of Cash from Interim Capital Transactions" and "Cash Distribution Policy--Quarterly Distributions of Available Cash--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

  PARTNERSHIP: Ferrellgas, L.P., a Delaware limited partnership of which the Master Partnership will own a 99% limited partner interest and Ferrellgas will own a 1% general partner interest. The Partnership will conduct the Master Partnership's business and has been established to simplify the Partnership's obligations under the laws of certain jurisdictions in which it will conduct business.

  PARTNERSHIP AGREEMENT: The partnership agreement for the Partnership (the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part), and unless the context requires otherwise, references to the Partnership Agreement constitute references to the Partnership Agreements of the Partnership and of the Master Partnership, collectively.

  SUBORDINATED UNITS: The subordinated limited partner interests to be issued to Ferrellgas in connection with the transfer of its assets to the Partnership.

  SUBORDINATION PERIOD: The Subordination Period will extend from the closing of this offering until the first day of any quarter beginning on or after August 1, 1999 in respect of which (i) distributions of Available Cash on the Common Units and the Subordinated Units equaled or exceeded the Minimum Quarterly Distribution for each of the three consecutive four-quarter periods immediately preceding such date (excluding any such Available Cash that is attributable to net increases in working capital borrowings, net decreases in reserves and any positive balance in Cash from Operations at the beginning of such four-quarter periods) and (ii) the Partnership has invested at least $50 million in the expansion of its business. In addition, the Subordination Period ends if the General Partner is removed other than for cause.

  UNITHOLDERS: Holders of the Common Units and the Subordinated Units.

  UNITS: The Common Units and the Subordinated Units, collectively.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE ISSUERS OR ANY UNDERWRIT-ER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RE-LATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHO-RIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALI-FIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HERE-UNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE ISSUERS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
Additional Information....................................................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................   13
The Transactions..........................................................   17
Use of Proceeds...........................................................   18
Capitalization............................................................   19
Selected Historical and Pro Forma Consolidated Financial and Operating
 Data.....................................................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   29
Management................................................................   38
Cash Distributions........................................................   44
The Partnership...........................................................   44
Description of Senior Notes...............................................   48
Certain Federal Income Tax Consequences...................................   68
Underwriting..............................................................   70
Legal Matters.............................................................   70
Experts...................................................................   71
Index to Financial Statements.............................................  F-1
Glossary of Terms.........................................................  A-1

                                  -----------

  UNTIL           , 1994 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                             [LOGO OF FERRELLGAS]

                                 $250,000,000

                               FERRELLGAS, L.P.

                           FERRELLGAS FINANCE CORP.

                            % SENIOR NOTES DUE 2001

                                ---------------

                                  PROSPECTUS

                                ---------------



                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION



                             GOLDMAN, SACHS & CO.

                                        , 1994


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee and the NASD filing fee, the amounts set forth below are estimates.

      Securities and Exchange Commission registration fee............... $86,207
      NASD filing fee...................................................  25,500
      Rating agency fees................................................    *
      Printing and engraving expenses...................................    *
      Legal fees and expenses...........................................    *
      Accounting fees and expenses......................................    *
      Blue Sky fees and expenses........................................    *
      Trustee fees and expenses.........................................    *
      Miscellaneous.....................................................    *
                                                                         -------
        Total........................................................... $  *
                                                                         =======

     --------
     * To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Section of the Prospectus entitled "The Partnership Agreement-- Indemnification" is incorporated herein by reference.

  Article VII of the Company's bylaws provides, with respect to indemnification, as follows:

  "Section 7.01. Indemnification of Authorized Representatives in Third Party Proceedings. The Corporation shall indemnify any person who was or is an "authorized representative" of the Corporation (which shall mean for purposes of this Article a Director or officer of the Corporation, or a person serving at the request of the Corporation as a director, officer, or trustee, of another corporation, partnership, joint venture, trust or other enterprise) and who was or is a "party" (which shall include for purposes of this Article the giving of testimony or similar involvement) or is threatened to be made a party to any "third party proceeding" (which shall mean for purposes of this Article any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the Corporation) by reason of the fact that such person was or is an authorized representative of the Corporation, against expenses (which shall include for purposes of this Article attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal third party proceeding (which could or does lead to a criminal third party proceeding) had no reasonable cause to believe such conduct was unlawful. The termination of any third party proceeding by judgment, order, settlement, indictment, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the authorized representative did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal third party proceeding, had reasonable cause to believe that such conduct was unlawful.

  Section 7.02. Indemnification of Authorized Representatives in Corporate Proceedings. The Corporation shall indemnify any person who was or is an authorized representative of the Corporation and who was or is a party or is threatened to be made a party to any "corporation proceeding" (which shall mean for purposes of this Article any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor or investigative proceeding by the Corporation) by reason of the fact that such person was or is an authorized representative of the Corporation, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such corporate action if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to the Corporation unless and only to the extent that the Court of Chancery or the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  Section 7.03. Mandatory Indemnification of Authorized Representatives. To the extent that an authorized representative of the Corporation has been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith.

  Section 7.04. Determination of Entitlement to Indemnification. Any indemnification under Section 7.01, 7.02 or 7.03 of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the authorized representative is proper in the circumstances because such person has either met the applicable standards of conduct set forth in Section 7.01 or 7.02 or has been successful on the merits or otherwise as set forth in Section 7.03 and that the amount requested has been actually and reasonably incurred. Such determination shall be made:

    (1) By the Board of Directors by a majority of a quorum consisting of Directors who were not parties to such third party or corporate proceeding, or

    (2) If such a quorum is not obtainable, or, even if obtainable, a majority vote of such a quorum so directs, by independent legal counsel in a written opinion, or

    (3) By the stockholders.

  Section 7.05. Advancing Expenses. Expenses actually and reasonably incurred in defending a third party or corporate proceeding shall be paid on behalf of an authorized representative by the Corporation in advance of the final disposition of such third party or corporate proceeding as authorized in the manner provided in Section 7.04 of this Article upon receipt of an undertaking by or on behalf of the authorized representative to repay such amount unless it shall ultimately be determined that such person is entitled to be indemnified by the Corporation as authorized in this Article. The financial ability of such authorized representative to make such repayment shall not be a prerequisite to the making of an advance.

  Section 7.06. Employee Benefit Plans. For purposes of this Article, the Corporation shall be deemed to have requested an authorized representative to serve an employee benefit plan where the performance by such person of duties to the Corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on an authorized representative with respect to an employee benefit plan pursuant to applicable law shall be deemed "fines"; and action taken or omitted by such person with respect to an employee benefit plan in the performance of duties for a purpose reasonably believed to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Corporation.

  Section 7.07. Scope of Article. The indemnification of authorized representatives, as authorized by this Article, shall (1) not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any statute, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in an official capacity and as to action in another capacity, (2) continue as to a person who has ceased to be an authorized representative and (3) inure to the benefit of the heirs, executors and administrators of such a person.

  Section 7.08. Reliance on Provisions. Each person who shall act as an authorized representative of the Corporation shall be deemed to be doing so in reliance upon rights of indemnification provided by this Article."

  Article EIGHTH of Ferrell's Articles of Incorporation provides, with respect to indemnification, as follows:

  "Article EIGHTH. No Director shall be personally liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that nothing in this Article EIGHTH shall be construed so as to eliminate or limit the liability of a director (A) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (C) under the provisions of K.S.A. 17-6424 and amendments thereto, (D) for any transaction from which the director derived an improper personal benefit or (E) for any act or omission occurring prior to the effective date of this Article EIGHTH. No amendment to or repeal of this Article EIGHTH shall adversely affect any right, benefit or protection of a director of the Corporation existing at the time of such amendment or repeal with respect to any acts or omissions occurring prior to such amendment or repeal."

  In addition, paragraph 22 of Ferrell's bylaws provides as follows:

  "22. Indemnification of Directors and Officers. (a) Subject to subparagraph
(c) below, the corporation shall indemnify every director and officer who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, as a director or officer, of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

  (b) Subject to subparagraph (c) below, the corporation shall indemnify every person who is a party or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which the action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expense which the court shall deem proper.

  (c) Any indemnification under the subparagraphs (a) or (b) above, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in this Section 22. The determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, or if such a quorum is not obtainable, or even if obtainable a quorum of disinterested directors so directs, by independent counsel in a written opinion, or by the stockholders.

  (d) It is the intent of this Section 22 that the corporation shall be obligated to indemnify every officer and director of this corporation to the fullest extent permitted by law provided that the officer and director has met the standard of conduct applicable by law which entitles such director and officer to such indemnification. To such end:

    (i) The indemnification and advancement of expenses provided by this
  Section 22 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person; and

    (ii) In the event the matter with respect to which indemnification is sought under this Section 22 is required by law to be authorized in accordance with subparagraph (c) above, then the exercise of discretion in granting any such authorization shall be on the basis of the utmost good faith consistent with the intent of this Section 22 to indemnify every officer and director of this corporation to the fullest extent permitted by law.

  (e) Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the corporation in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amounts if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation as authorized in this Section 22.

  (f) Absent a vote by a majority of the Board of Directors or a determination by independent legal counsel appointed by a majority of the Board of Directors upon the facts of a specific case, indemnification described in this Section 22 will be limited to defensive application.

  (g) The corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this
Section 22.

  (h) For purposes of this Section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consideration or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers so that any person who is or was a director or officer of such constituent corporation, or is or was serving at the request of such constituent corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

  (i) For purposes of this Section, reference to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as director or officer of the corporation which imposes duties on, or involves services by, such director or officer, with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section."

  Section 145 of the General Corporation Law of the State of Delaware authorizes the indemnification of directors and officers of a corporation against liability incurred by reason of being a director or officer and against expenses (including attorneys' fees) in connection with defending any action seeking to establish such liability, in the case of third party claims, if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in the case of action by or in the right of the corporation, if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and if such director or officer shall not have been adjudged liable to the corporation, unless a court otherwise determines. Indemnification is also authorized with respect to any criminal action or proceeding where the director or officer had no reasonable cause to believe his conduct was unlawful.

  Reference is made to Section   of the Underwriting Agreement filed as Exhibit
1.1 to this Registration Statement.

  Subject to any terms, conditions or restrictions set forth in the Partnership Agreements, Section 17-108 of the Delaware Revised Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever.

  Under insurance policies maintained by Ferrell, directors and officers of Ferrell and its subsidiaries may be indemnified against losses arising from certain claims, including claims under the Securities Act of 1933, as amended, which may be made against such persons by reason of their being directors or officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  There has been no sale of securities of the Partnership within the past three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS

      *1.1 --Form of Underwriting Agreement
      *3.1 --Form of Agreement of Limited Partnership of Ferrellgas, L.P.
      *5.1 --Opinion of Smith, Gill, Fisher & Butts, P.C. as to the legality of the securities being registered
      *8.1 --Opinion of Smith, Gill, Fisher & Butts, P.C. relating to tax matters
     *10.1 --Form of working capital credit agreement among Ferrellgas, L.P.
            and certain banks in the amount of $170,000,000
     *10.2 --Form of Indenture among Ferrellgas, L.P., and Norwest Bank
            Minnesota, National Association, as Trustee, relating to   % Senior
            Notes due 2001
      10.3 --$250,000,000 11 5/8% Senior Subordinated Debenture Indenture due
            2003, dated as of December 1, 1991, between the Company and Norwest
            Bank Minnesota, National Association, as Trustee
      10.4 --Assignment and Agreement dated as of January 1, 1989 between BP
            Oil Company and Ferrell Petroleum, Inc.

      10.5 --Ferrell Long-Term Incentive Plan, dated June 23, 1987, between
            Ferrell and the participants in the Plan
      10.6 --Ferrell 1992 Key Employee Stock Option Plan
     *10.7 --Form of Contribution and Closing Agreement between Ferrell,
            Ferrellgas, the Partnership and the Master Partnership
      12.1 --Computation of Ratio of Net Earnings to Fixed Charges
     *21.1 --List of subsidiaries
      23.1 --Consent of Deloitte & Touche
     *23.2 --Consent of Smith, Gill, Fisher & Butts, P.C. (included in Exhibit
            5.1)
     *23.3 --Consent of Smith, Gill, Fisher & Butts, P.C. (included in Exhibit
            8.1)
      24.1 --Powers of Attorney (included on signature page)

- --------
* To be supplied by amendment

  (b) FINANCIAL STATEMENT SCHEDULES

Index of Financial Statement Schedules..................................... S-1
Independent Auditors' Report............................................... S-2
Schedule I--Marketable Securities--Other Investments ...................... S-3
Schedule II--Amounts Receivable From Related Parties and Employees......... S-4
Schedule V--Property, Plant and Equipment.................................. S-5
Schedule VI--Accumulated Depreciation and Amortization of Property, Plant
 and Equipment ............................................................ S-6
Schedule VIII--Valuation and Qualifying Accounts........................... S-7
Schedule IX--Short-Term Borrowings......................................... S-8
Schedule X--Supplementary Income Statement Information..................... S-9

  All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

    (2) For the purposes of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON THE 28TH DAY OF APRIL, 1994.

                                          Ferrellgas Finance Corp.

                                                 /s/ James E. Ferrell
                                          By: _________________________________
                                                     JAMES E. FERRELL
                                                 CHAIRMAN OF THE BOARD AND
                                                  CHIEF EXECUTIVE OFFICER


                               POWER OF ATTORNEY

  Each person whose signature appears below appoints James E. Ferrell and Danley K. Sheldon, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                DATE

      /s/ James E. Ferrell              Director, Chairman      April 28, 1994
- -------------------------------------    of the Board and
          JAMES E. FERRELL               Chief Executive
                                         Officer (Principal
                                         Executive Officer)

      /s/ Danley K. Sheldon             Chief Financial         April 28, 1994
- -------------------------------------    Officer/Treasurer
          DANLEY K. SHELDON              (Principal
                                         Financial and
                                         Accounting Officer)

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON,
STATE OF TEXAS, ON THE    DAY OF APRIL, 1994.

                                          Ferrellgas, L.P.

                                          By: Ferrellgas, Inc., as General
                                           Partner

                                                   /s/ James E. Ferrell
                                          By: _________________________________
                                                    JAMES E. FERRELL
                                                CHAIRMAN OF THE BOARD AND
                                                 CHIEF EXECUTIVE OFFICER


                               POWER OF ATTORNEY

  Each person whose signature appears below appoints James E. Ferrell and Danley K. Sheldon, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                DATE

        /s/ James E. Ferrell            Director, Chairman      April 28, 1994
- -------------------------------------    of the Board and
          JAMES E. FERRELL               Chief Executive
                                         Officer (Principal
                                         Executive Officer)

        /s/ Danley K. Sheldon           Chief Financial         April 28, 1994
- -------------------------------------    Officer/Treasurer
          DANLEY K. SHELDON              (Principal
                                         Financial and
                                         Accounting Officer)

                    INDEX OF FINANCIAL STATEMENTS SCHEDULES

Independent Auditors' Report............................................... S-2
Schedule I--Marketable Securities--Other Investments ...................... S-3
Schedule II--Amounts Receivable From Related Parties and Employees......... S-4
Schedule V--Property, Plant and Equipment.................................. S-5
Schedule VI--Accumulated Depreciation and Amortization of Property, Plant
 and Equipment ............................................................ S-6
Schedule VIII--Valuation and Qualifying Accounts........................... S-7
Schedule IX--Short-Term Borrowings......................................... S-8
Schedule X--Supplementary Income Statement Information..................... S-9

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Ferrellgas, Inc.
Liberty, Missouri

  We have audited the consolidated financial statements of Ferrellgas, Inc. and subsidiaries as of July 31, 1993 and 1992, and for each of the three years in the period ended July 31, 1993, and have issued our report thereon dated November 5, 1993, which expressed an unqualified opinion and included explanatory paragraphs concerning an uncertainty involving an income tax matter and the change in the Company's method of accounting for income taxes. Our audits also included the financial statement schedules listed at Item 16(b). These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information therein set forth.

DELOITTE & TOUCHE
Kansas City, Missouri
November 5, 1993

                                                                      SCHEDULE I

                       FERRELLGAS, INC. AND SUBSIDIARIES

                    MARKETABLE SECURITIES--OTHER INVESTMENTS
                                 (IN THOUSANDS)

                                     SHARES/            MARKET       BALANCE
          ISSUANCE/ISSUER           PAR VALUE    COST    VALUE     SHEET VALUE
Year ended July 31, 1993
  United States Treasury Bills
    United States Government.......  $15,000    $14,497 $14,703      $14,497(1)
  United States Treasury Notes
    United States Government.......  $ 5,000    $ 5,116 $ 5,171      $ 5,116(1)
  Corporate Commercial Paper
    Beta Finance, Inc..............  $ 2,500    $ 2,474 $ 2,474      $ 2,474(1)
    General Electric Capital Corp..  $ 3,000    $ 2,953 $ 2,977      $ 2,953(1)
  Class B Redeemable Common Stock
    Ferrell Companies, Inc.........      643(4) $36,031 $36,031(2)   $36,031(3)
Year ended July 31, 1992
  United States Treasury Bills
    United States Government.......  $24,000    $23,165 $23,600      $23,165(1)
  Class B Redeemable Common Stock
    Ferrell Companies, Inc.........      576    $32,813 $32,813(2)   $32,813(3)
Year ended July 31, 1991
  Class B Redeemable Common Stock
    Ferrell Companies, Inc. .......      394    $23,721 $23,721(2)   $23,721(3)

- ---------------------
(1) Short-term investments on Consolidated Balance Sheet.
(2) Class B redeemable common stock is not publicly traded. Therefore, market value was considered the same as cost for this schedule.
(3) Investment in Class B redeemable common stock of parent (eliminated in consolidation) on Balance Sheet.
(4) Total authorized and issued shares of Ferrell's Class B redeemable common stock.

                                                                     SCHEDULE II

                       FERRELLGAS, INC. AND SUBSIDIARIES

             AMOUNTS RECEIVABLE FROM RELATED PARTIES AND EMPLOYEES
                                 (IN THOUSANDS)

                                                           BALANCE AT END
                            BALANCE                           OF PERIOD
                              AT                           ---------------
                           BEGINNING              AMOUNTS            NOT
      NAME OF DEBTOR       OF PERIOD ADDITIONS   COLLECTED CURRENT CURRENT
Year ended July 31, 1993
  One Liberty Plaza, Inc.
   (1)....................  $3,000    $   --      $   --   $   --  $3,000
                            ======    ======      ======   ======  ======
  Ferrell Development,
   Inc. (1)...............  $1,500    $   --      $   --   $   --  $1,500
                            ======    ======      ======   ======  ======
  Ferrell Properties, Inc.
   (1)....................  $   --    $  262(3)   $   --   $   --  $  262
                            ======    ======      ======   ======  ======
  James E. Ferrell (2)....  $6,588    $4,400      $4,341   $  500  $6,147
                            ======    ======      ======   ======  ======
Year ended July 31, 1992
  One Liberty Plaza, Inc.
   (1)....................  $3,000    $   --      $   --   $   --  $3,000
                            ======    ======      ======   ======  ======
  Ferrell Development,
   Inc. (1)...............  $1,500    $   --      $   --   $   --  $1,500
                            ======    ======      ======   ======  ======
  James E. Ferrell (2)....  $2,756    $5,480      $1,648   $1,000  $5,588
                            ======    ======      ======   ======  ======
Year ended July 31, 1991
  One Liberty Plaza, Inc.
   (1)....................  $3,000    $   --      $   --   $   --  $3,000
                            ======    ======      ======   ======  ======
  Ferrell Development,
   Inc. (1)...............  $1,500    $   --      $   --   $   --  $1,500
                            ======    ======      ======   ======  ======
  James E. Ferrell (2)....  $   --    $6,216      $3,460   $2,756  $   --
                            ======    ======      ======   ======  ======

- ---------------------
(1) Notes are due December 31, 1997, and bear interest at the prime rate plus 1.375%.
(2) Note is due on demand and bears interest at the prime rate.
(3) Contributed by Ferrell in fiscal year 1993.

                                                                      SCHEDULE V

                       FERRELLGAS, INC. AND SUBSIDIARIES

                         PROPERTY, PLANT AND EQUIPMENT
                                 (IN THOUSANDS)

                          YEAR ENDED    YEAR ENDED    YEAR ENDED
                         JULY 31, 1993 JULY 31, 1992 JULY 31, 1991
Land and improvements...   $ 18,459      $ 17,150      $ 16,974
Buildings and improve-
 ments..................     23,001        20,339        18,560
Vehicles................     37,564        39,205        40,662
Furniture and fixtures..     16,402        14,194        11,182
Bulk equipment and mar-
 ket facilities.........     33,612        32,051        30,462
Tanks and customer
 equipment..............    314,127       313,634       307,210
Other...................      1,456            99         1,790
                           --------      --------      --------
                           $444,621      $436,672      $426,840
                           ========      ========      ========
Additions, at cost......   $ 14,187      $ 20,392      $ 25,942
                           ========      ========      ========
Retirements.............   $  6,238      $ 10,560      $  9,854
                           ========      ========      ========

- ---------------------
Note: See Notes to financial statements for a description of the methods and estimated useful lives used in computing depreciation and amortization. Detail of additions and retirements by major classification is not provided as the totals for such additions and retirements are less than 10% of the total property, plant and equipment for each year.

                                                                     SCHEDULE VI

                       FERRELLGAS, INC. AND SUBSIDIARIES

                  ACCUMULATED DEPRECIATION AND AMORTIZATION OF
                         PROPERTY, PLANT AND EQUIPMENT

                                 (IN THOUSANDS)

                                                ADDITIONS
                                                CHARGED TO
                                      BEGINNING COSTS AND               END OF
                                       OF YEAR   EXPENSES  RETIREMENTS   YEAR
Year ended July 31, 1993
  Land and improvements.............. $  1,293   $   263     $    5    $  1,551
  Buildings and improvements.........    5,831       996        124       6,703
  Vehicles...........................   21,804     4,466      2,260      24,010
  Furniture and fixtures.............    8,162     2,433         92      10,503
  Bulk equipment and market facili-
   ties..............................    9,186     1,712         92      10,806
  Tanks and customer equipment.......   77,270    10,579        617      87,232
                                      --------   -------     ------    --------
                                      $123,546   $20,449     $3,190    $140,805
                                      ========   =======     ======    ========
Year ended July 31, 1992
  Land and improvements.............. $  1,049   $   248     $    4    $  1,293
  Buildings and improvements.........    5,033       979        181       5,831
  Vehicles...........................   20,403     5,107      3,706      21,804
  Furniture and fixtures.............    6,742     2,072        652       8,162
  Bulk equipment and market facili-
   ties..............................    7,955     1,507        276       9,186
  Tanks and customer equipment.......   67,455    10,573        758      77,270
                                      --------   -------     ------    --------
                                      $108,637   $20,486     $5,577    $123,546
                                      ========   =======     ======    ========
Year ended July 31, 1991
  Land and improvements.............. $    826   $   234     $   11    $  1,049
  Buildings and improvements.........    5,095     1,057      1,119       5,033
  Vehicles...........................   17,323     5,115      2,035      20,403
  Furniture and fixtures.............    5,301     1,978        537       6,742
  Bulk equipment and market facili-
   ties..............................    6,263     1,826        134       7,955
  Tanks and customer equipment.......   52,521    15,775        841      67,455
                                      --------   -------     ------    --------
                                      $ 87,329   $25,985     $4,677    $108,637
                                      ========   =======     ======    ========

                                                                   SCHEDULE VIII

                       FERRELLGAS, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)

                                     BALANCE AT CHARGED   DEDUCTIONS   BALANCE
                                     BEGINNING  TO COST/   (AMOUNTS    AT END
            DESCRIPTION              OF PERIOD  EXPENSES CHARGED-OFF) OF PERIOD
Year ended July 31, 1993
  Allowance for uncollectible re-
   ceivables........................  $   837   $ 1,343     $1,573     $   607
                                      =======   =======     ======     =======
  Accumulated amortization of intan-
   gible assets.....................  $49,188   $ 9,993     $   --     $59,181
                                      =======   =======     ======     =======
  Accumulated amortization of other
   assets...........................  $ 5,286   $ 2,538     $  232     $ 7,592
                                      =======   =======     ======     =======
Year ended July 31, 1992
  Allowance for uncollectible re-
   ceivables........................  $ 1,005   $ 2,071     $2,239     $   837
                                      =======   =======     ======     =======
  Accumulated amortization of intan-
   gible assets.....................  $38,901   $10,306     $   19     $49,188
                                      =======   =======     ======     =======
  Accumulated amortization of other
   assets...........................  $ 6,895   $ 2,654     $4,263     $ 5,286
                                      =======   =======     ======     =======
Year ended July 31, 1991
  Allowance for uncollectible re-
   ceivables........................  $ 1,005   $ 2,423     $2,423     $ 1,005
                                      =======   =======     ======     =======
  Accumulated amortization of intan-
   gible assets.....................  $29,116   $ 9,785     $   --     $38,901
                                      =======   =======     ======     =======
  Accumulated amortization of other
   assets...........................  $ 4,309   $ 2,586     $   --     $ 6,895
                                      =======   =======     ======     =======

                                                                     SCHEDULE IX

                       FERRELLGAS, INC. AND SUBSIDIARIES

                             SHORT-TERM BORROWINGS

                                 (IN THOUSANDS)

                                              MAXIMUM                WEIGHTED
                                   WEIGHTED   AMOUNT      AVERAGE     AVERAGE
                           BALANCE AVERAGE  OUTSTANDING OUTSTANDING  INTEREST
                           AT END  INTEREST   DURING      DURING    RATE DURING
         CATEGORY          OF YEAR   RATE    THE YEAR    THE YEAR    THE YEAR*
Year ended July 31, 1993
  (There were no short-term borrowings during the fiscal year ended July 31,
   1993).
Year ended July 31, 1992
  Working capital loan....  $ --       --     $1,000      $  453       7.82%
                            ====     ====     ======      ======       ====
  Revolving loan..........  $ --       --     $4,275      $2,640       7.53%
                            ====     ====     ======      ======       ====
Year ended July 31, 1991
  (There were no short-term borrowings during the fiscal year ended July 31,
   1991).

- ---------------------
* Based upon the actual rate in effect and the average daily outstanding balance.

                                                                      SCHEDULE X

                       FERRELLGAS, INC. AND SUBSIDIARIES

                   SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                 (IN THOUSANDS)

                                                         CHARGED TO COSTS AND
                                                               EXPENSES
                                                        -----------------------
                                                         YEAR    YEAR    YEAR
                                                         ENDED   ENDED   ENDED
                                                         JULY    JULY    JULY
                                                          31,     31,     31,
                                                         1993    1992    1991
1. Maintenance and repairs............................. $10,110 $ 9,855 $ 8,819
                                                        ======= ======= =======
2. Depreciation........................................ $20,472 $20,486 $25,985
   Amortization of intangibles.........................   9,993  10,306   9,785
   Amortization of other assets........................   2,538   2,654   2,586
                                                        ------- ------- -------
                                                        $33,003 $33,446 $38,356
                                                        ======= ======= =======

- ---------------------
Note: Detail for the other items required for this schedule has been omitted since each of the other items is less than 1% of total revenues.

                            GRAPHICS APPENDIX LIST

PAGE WHERE
GRAPHIC          DESCRIPTION OF GRAPHIC OR CROSS-REFERENCE
- ------------     -----------------------------------------
INSIDE FRONT     A map depicting the locations of assets and operations of
COVER PAGE       Ferrellgas Partners, L.P. (the "Master Partnership") in the
OF PROSPECTUS    United States. The map is coded to reflect the locations of the
(FOLDOUT)        following: (1) retail markets; (ii) the headquarters; (iii) the
                 North America headquarters; (iv) a service center; (v) owned underground storage; and (vi) owned throughput terminals. The map also depicts LPG common carrier pipelines not owned by the Master Partnership and seaborne import terminals not owned by the Master Partnership.

PAGE 6 A chart depicting the organization and ownership of Ferrellgas, L.P. (the "Partnership") and the Master Partnership after giving effect to the sale of the Common Units by the Master Partnership and related transactions. The ownership interests as depicted are as follow: (1) Ferrell Companies, Inc. ("Ferrell") will own 1,000,000 Common Units, 14,546,625 Subordinated Units and Incentive Distribution Rights representing a 53.7% limited partner interest in the Master Partnership; Ferrellgas, Inc. ("Ferrellgas"), a wholly owned subsidiary of Ferrell, will own a 1% general partner interest in the Master Partnership and a 1.0101% general partner interest in the Partnership; the Master Partnership will own a 98.9899% limited partner interest in the Partnership; and the public unitholders will own 13,100,000 Common Units representing a 45.3% limited partner interest in the Master Partnership.

                                 EXHIBIT INDEX

                                                                                   PAGE
EXHIBITS                                DESCRIPTION                                NO.
 *1.1     --Form of Underwriting Agreement
 *3.1     --Form of Agreement of Limited Partnership of Ferrellgas, L.P. (included as Appendix A to the Prospectus)
 *5.1     --Opinion of Smith, Gill, Fisher & Butts, P.C. as to the legality of the securities being registered
 *8.1     --Opinion of Smith, Gill, Fisher & Butts, P.C. relating to tax matters
*10.1     --Form of working capital credit agreement among Ferrellgas, L.P. and certain banks in the amount of $170,000,000
*10.2     --Form of Indenture among Ferrellgas, L.P., and Norwest Bank Minnesota,
           National Association as Trustee, relating to   % Senior Notes due 2001
 10.3     --$250,000,000 11 5/8% Senior Subordinated Debenture Indenture due 2003,
           dated as of December 1, 1991, between the Company and Norwest Bank
           Minnesota, National Association, as Trustee
 10.4     --Assignment and Agreement dated as of January 1, 1989 between BP Oil
           Company and Ferrell Petroleum, Inc.
 10.5     --Ferrell Long-Term Incentive Plan, dated June 23, 1987, between Ferrell and the participants in the Plan
 10.6     --Ferrell 1992 Key Employee Stock Option Plan
*10.7     --Form of Contribution and Closing Agreement between Ferrell,
           Ferrellgas, the Partnership and the Operating Partnership
 12.1     --Computation of Ratio of Net Earnings to Fixed Charges
*21.1     --List of subsidiaries
 23.1     --Consent of Deloitte & Touche
*23.2     --Consent of Smith, Gill, Fisher & Butts, P.C. (included in Exhibit 5.1)
*23.3     --Consent of Smith, Gill, Fisher & Butts, P.C. (included in Exhibit 8.1)
 24.1     --Powers of Attorney (included on signature page)

- ---------------------
* To be supplied by amendment